4/10

Follow-Up Materials



06012401

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Medical Facilities Corp.

*CURRENT ADDRESS

PROCESSED

APR 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34942 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/10/06

File Number 82-34942

AR/S
12-31-05

Consolidated Financial Statements
(In U.S. dollars)

MEDICAL FACILITIES CORPORATION

December 31, 2005 and 2004



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the consolidated balance sheets of Medical Facilities Corporation as at December 31, 2005 and 2004 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 22, 2006

MEDICAL FACILITIES CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 12,443	$ 4,222
Accounts receivable	25,571	15,274
Medical supplies	2,369	1,924
Prepaid expenses and other	1,541	567
Withholding tax deposited	4,861	3,206
	46,785	**25,193**
Property and equipment (note 4)	31,912	27,126
Restricted cash (note 12)	4,483	3,100
Deferred financing costs	9,515	8,069
Intangibles (note 5)	112,389	87,040
Goodwill (note 5)	56,244	45,012
	$ 261,328	**$ 195,540**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,312	$ 1,008
Dividends payable	644	495
Accounts payable	4,688	2,776
Accrued liabilities	4,796	4,166
Due to related parties	–	633
Current maturities of long-term debt (note 6)	1,085	510
	12,525	**9,588**
Long-term debt less current maturities (note 6)	23,813	19,112
Subordinated notes payable (note 8)	142,106	108,837
Minority interests	16,021	11,486
Shareholders' equity:		
Share capital (note 8)	93,700	61,961
Deficit	(26,837)	(15,444)
	66,863	**46,517**
Commitments (note 13)		
	$ 261,328	**$ 195,540**

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Seymour Temkin" — Director

"Alan J. Dilworth" — Director

MEDICAL FACILITIES CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2005	Period from March 29, 2004 to December 31, 2004
Net patient service revenue	**$ 121,963**	**$ 71,991**
Expenses:		
Salaries and benefits	28,992	17,304
Drugs and supplies	23,981	11,695
Other operating expenses	1,554	1,155
General and administrative	16,820	8,770
	71,347	**38,924**
Income before the under noted	**50,616**	**33,067**
Depreciation and amortization	11,380	7,624
Other expenses (income):		
Interest expense, net of interest income	15,336	9,873
Amortization of deferred financing costs	366	432
Unrealized loss on foreign currency (note 14)	4,922	11,172
Other expenses (income)	(247)	(34)
	20,377	**21,443**
Income before income taxes and minority interest	**18,859**	**4,000**
Income taxes (note 10)	–	–
Income before minority interest	18,859	4,000
Minority interest in the income of subsidiaries	23,301	14,941
Net loss for the period	**(4,442)**	**(10,941)**
Deficit, beginning of period	(15,444)	–
Dividends	(6,951)	(4,503)
Deficit, end of period	**$ (26,837)**	**$ (15,444)**
Basic and fully diluted income per share	**$ (0.176)**	**$ (0.493)**

See accompanying notes to consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2005	Period from March 29, 2004 to December 31, 2004
Cash provided by (used in):		
Operating activities:		
Net income	$ (4,442)	$ (10,941)
Items not affecting cash:		
Depreciation of property and equipment	3,671	2,804
Amortization of other intangibles	7,709	4,820
Amortization of deferred financing costs	366	432
Minority interest	23,301	14,941
Unrealized loss on foreign currency (note 14)	4,922	11,172
Change in non-cash operating working capital	(1,543)	(2,001)
	33,984	**21,227**
Financing activities:		
Public offering of IPS units, net of expenses (note 8)	55,305	159,626
Deferred financing costs	(1,812)	(8,501)
Restricted cash posted as collateral for foreign exchange forward contracts	(1,383)	(3,100)
Proceeds from (repayments of) bank loans	276	(1,963)
Distributions to minority interests	(22,664)	(12,335)
Dividends	(6,802)	(4,008)
	22,920	**129,719**
Investing activities:		
Business acquisitions, net of cash and cash equivalents of $1,322 for 2005 and $3,106 for 2004	(43,640)	(144,752)
Purchase of property and equipment, net	(5,674)	(1,972)
	(49,314)	**(146,724)**
Unrealized gain on foreign currency on cash held in Cdn$ (note 14)	631	–
Increase in cash and cash equivalents	8,221	4,222
Cash and cash equivalents, beginning of period	4,222	–
Cash and cash equivalents, end of period	**$ 12,443**	**$ 4,222**
Supplemental cash flow information:		
Interest paid	$ 15,599	$ 8,884
Non-cash transactions:		
Acquisition of additional interest in Black Hills Surgery Center, LLP (note 3(b))	$ (4,148)	$ –

See accompanying notes to consolidated financial statements.

Medical Facilities Corporation ("the Corporation) owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

1. Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and all of its subsidiaries. Intercompany transactions and balances have been eliminated. The significant accounting policies are described below:

(a) Functional currency:

The Corporation's consolidated financial statements are reported in U.S. dollars, as the principal operations of its subsidiaries are conducted in U.S. dollars.

The Corporation translates monetary assets and liabilities denominated in non-U.S. currencies, principally its subordinated notes payable, which are denominated in Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses, including translation adjustments, are included in income.

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Significant estimates not disclosed elsewhere in the accompanying consolidated financial statements mostly relate to net patient service revenue (note 1(d)) and accounts receivable (note 1(f)).

(c) Medical supplies:

Medical supplies are stated at the lower of cost, using a first-in, first-out valuation, and market value.

1. Significant accounting policies (continued):

(d) Net patient service revenue:

Net patient service revenue represents the estimated net realizable amounts from patients, third party payers and others for services rendered. Net patient service revenue also includes estimated retroactive adjustments under reimbursement agreements with third party payers.

Each Center has agreements with third party payers that provide for payments at amounts different from the Center's established rates. Payment arrangements include prospectively determined rates per diagnosis, reimbursed costs, discounted charges and per diem payments. Settlements under reimbursement arrangements are accrued on an estimated basis in the period the services are rendered and are adjusted in future periods, as final settlements are determined. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the period of settlement.

(e) Cash and cash equivalents:

The Corporation considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(f) Accounts receivable:

Accounts receivable are recorded at the time services are rendered. Payment from third party payers are generally received within 60 days of the billing date, and residual amounts due from patients are considered past due 30 days after receiving payment from third party payers. Interest is charged on past due balances; however, such interest is not reflected as income until it is collected from the patients. Accounts receivable are recorded net of allowance for contractual discounts with the third party payer and allowance for uncollectible amounts from the patients:

(i) An allowance for third party payer discounts is maintained at a level management believes is adequate to cover estimated future discounts on accounts receivable balances. The allowance is established using the third party payer contracts effective at period end and based on historical payment rates; and

(ii) An allowance for uncollectible patient receivable balances is maintained at a level which management believes is adequate to absorb probable losses. Management determines the adequacy of the allowance based on historical data, current economic conditions and other pertinent factors for the respective Center. Patient receivables are charged off as uncollectible when all reasonable collection efforts are exhausted.

1. Significant accounting policies (continued):

(g) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the estimated useful lives of the assets as follows:

Building and improvements	15-39 years
Equipment and furniture	3-7 years

Leases that substantially transfer the risk and benefits of ownership are capitalized with the cost included in equipment and the related debt recorded in long-term debt. Construction in progress includes expenditures for labor, materials and other costs. In accordance with the Corporation's policies, depreciation will commence when the projects are complete and placed in service.

(h) Intangibles and Goodwill:

Goodwill represents the excess of cost over the fair value of net assets acquired. Other intangibles represent the value of the hospital operating licenses, medical charts and records, referral sources and trade names. All other intangibles, except trade names are amortized on a straight-line basis over their respective economic lives. Trade names have an indefinite life and are not amortized, but are reviewed for impairment on the annual basis. Goodwill is not amortized but is reviewed at least annually for impairment.

(i) Deferred financing costs:

Included in the deferred financing costs are amounts associated with the issuance of the subordinated notes. These amounts are amortized on a straight-line basis over 20 years.

(j) Income taxes:

The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

1. Significant accounting policies (continued):

Because the Centers are partnerships, they are required to deduct and withhold tax on the portion of their income allocable to the Corporation at a rate of 35%. The Corporation is not expected to generate current U.S. federal taxable income and, accordingly, the withholding tax deposited should be refunded to the Corporation.

(k) Foreign exchange contracts:

The Corporation enters into forward contracts to hedge against its exposure to the fluctuation of the exchange rate between US and Canadian currencies. Gains and losses from these activities are reported as adjustments to the related forecasted transactions as they are consummated. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(l) Recent accounting pronouncements:

The Corporation is subject to the following recent accounting pronouncements:

(i) Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. The adoption of AcG-15 had no material impact on the Corporation.

(In thousands of U.S. dollars, unless otherwise indicated)

---

1. Significant accounting policies (continued):

(ii) Financial instruments:

In January 2003, the CICA issued Handbook Section 3855, "Financial Instruments – Recognition and Measurement", Handbook Section 1530, "Comprehensive Income", and Handbook Section 3865, "Hedges". The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Corporation is assessing the impact of the new standards.

2. Net patient service revenue and accounts receivable:

The Centers receive payment for services rendered from federal and state agencies, private insurance carriers, employers, managed care programs and patients. Revenue and receivables from government agencies and certain private insurance carriers are significant to the Centers' operations; however, management does not believe that there are any significant credit risks associated with these government agencies and private insurance carriers.

Blue Cross Blue Shield and Medicare accounted for 30.1% and 15.6% of the net patient service revenues in 2005 (31.2% and 15.6% respectively in the period from March 29 to December 31, 2004).

3. Acquisitions:

In 2005 the Corporation undertook the following acquisitions:

(a) Oklahoma Spine Hospital, LLC

Effective June 21, 2005, the Corporation purchased, with a portion of the proceeds from a public offering on the same date, an indirect 51% interest in Oklahoma Spine Hospital, LLC, a limited liability corporation that owns a specialty hospital in Oklahoma City in Oklahoma for cash consideration of $44,962. Amounts allocated to goodwill and intangibles are deductible for income tax purposes and, accordingly, no future income tax liabilities have been recorded. Also included in the purchase price are costs directly related to the acquisition.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Acquisitions (continued):

Current assets including cash of $1,322	$	13,600
Current liabilities		(2,915)
Note receivable from related party		250
Property and equipment		2,751
Intangibles		30,310
Goodwill		10,111
Long-term debt		(4,999)
Minority interest		(4,146)
Cash consideration	$	44,962

(b) Step-Up acquisition of Black Hills Surgery Center, LLP

Effective September 1, 2005, pursuant to the terms of the Exchange Agreement between the Corporation and the Centers (see note 8 (c)), the minority owner of Black Hills Surgery Center, LLP exchanged 1.95% of the ownership units in the Center for Income Participating Securities ("IPS") of the Corporation. Under this transaction, the Corporation issued 418,323 IPS units, which were valued at Cdn$4,915,000 (US$4,148) based on the market value of the IPS units on the date of the transaction. The allocation of the consideration between subordinated notes payable and share capital is presented in note 8. The transaction gave rise to intangible assets (representing hospital licenses, medical charts and records and referral sources) of $2,748 and goodwill of $1,121 (see note 5). Intangible assets are amortized on a straight-line basis over their estimated economic life consistent with the amortization of intangible assets that arose on acquisition of the initial 51% interest in the Center in 2004.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Acquisitions (continued):

(c) Acquisition of original Centers in 2004:

In 2004 the Corporation purchased, with the proceeds from its initial public offering, an indirect 51% interest in three limited liability partnerships, each of which owns a specialty hospital for total cash consideration of $147,858. The Centers operate as Sioux Fall Surgical Center, LLP in Sioux Falls, Black Hills Surgery Center, LLP in Rapid City and Dakota Plains Surgical Center, LLP in Aberdeen, all in South Dakota. Amounts allocated to goodwill and other intangibles are deductible for income tax purposes and, accordingly, no future income tax liabilities have been recorded. Also included in the purchase price are costs directly related to the acquisition.

Current assets, including cash of $3,106	$ 17,290
Current liabilities	(4,984)
Property and equipment	27,946
Intangibles	91,860
Goodwill	45,012
Long-term debt	(20,386)
Minority interest	(8,880)
Cash consideration	$ 147,858

4. Property and equipment:

2005	Cost	Accumulated Deprecation	Net Book Value
Land and improvements	$ 2,706	$ –	$ 2,706
Building and improvements	23,081	2,058	21,023
Equipment and furniture	12,462	4,279	8,183
	$ 38,249	**$ 6,337**	**$ 31,912**

2004	Cost	Accumulated Deprecation	Net Book Value
Land and improvements	$ 2,653	$ –	$ 2,653
Building and improvements	20,602	830	19,772
Equipment and furniture	6,146	1,956	4,190
Construction projects in progress	511	–	511
	$ 29,912	**$ 2,786**	**$ 27,126**

(In thousands of U.S. dollars, unless otherwise indicated)

5. Intangibles and goodwill:

(a) Intangibles:

	2005			2004			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Hospital operating licenses	$ 571	$ 198	$ 373	$ 560	$ 85	$ 475	5
Medical charts and records	5,595	1,140	4,455	3,800	414	3,386	5-7
Referral sources	110,875	11,191	99,684	81,900	4,321	77,579	10-15
Trade names	7,877	–	7,877	5,600	–	5,600	None (indefinite life)
	$ 124,918	**$ 12,529**	**$112,389**	**$ 91,860**	**$ 4,820**	**$ 87,040**	

The Corporation estimates the annual aggregate amortization expense associated with finite life intangibles, without taking into account any future acquisitions, as follows:

2006	$ 8,997
2007	8,997
2008	8,997
2009	8,911
2010	8,706
Thereafter	59,904
Total	$ 104,512

(b) Goodwill:

Changes in the carrying amount of goodwill for the year ended December 31, 2005 were as follows:

Goodwill acquired on the purchase of original Centers (note 3 (c))	$ 45,012
Balance as at December 31, 2004	45,012
Goodwill acquired on the purchase of Oklahoma Spine Hospital, LLC (note 3 (a))	10,111
Goodwill acquired on the step up acquisition of Black Hills Surgery Center, LLC (note 3 (b))	1,121
Balance as at December 31, 2005	$ 56,244

The Corporation performed its annual impairment test for intangibles with an indefinite life and goodwill as at December 31, 2005 in accordance with the recommendations of Section 3062 of the CICA Handbook and determined that there was no impairment.

(In thousands of U.S. dollars, unless otherwise indicated)

6. Long-term debt:

	Available $	December 31, 2005 $	December 31, 2004 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	4,500	2,523	1,099
Dakota Plains Surgical Center, LLP	5,000	4,205	3,776
Sioux Falls Surgical Center, LLP	12,000	6,833	7,763
Oklahoma Spine Hospital, LLC	5,000	1,000	–
	26,500	14,561	12,638
Notes Payable			
Black Hills Surgery Center, LLP	9,798	9,798	6,224
Capital Lease (note 7)			
Sioux Falls Surgical Center, LLP		539	760
		24,898	19,622
Less Current Portion		1,085	510
		23,813	**19,112**

The credit facilities for Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP bear interest at rates that vary with prime and at December 31, 2005, the effective interest rate was approximately 7.00% (December 31, 2004 - 4.75%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with prime and at December 31, 2005, the effective interest rate was approximately 8.25%. With respect to the Black Hills Surgery Center, LLP credit facilities and notes payable, approximately $2,523 (December 31, 2004 - $1,527) varies with monthly LIBOR (effective interest rate of 6.44% at December 31, 2005 and of between 4.43% and 5.00% at December 31, 2004) and $9,798 is at fixed rates ranging from 5.10% to 6.05% (December 31, 2004 - $5,796 at fixed rates ranging from 7.25% to 9.1%).

The credit facilities related to Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP are due in full on April 15, 2007. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2006 and 2010.

Each credit facility and note payable is secured by a security interest in all property and, if applicable, a mortgage on the real property owned by the respective Centers. These credit facilities contain certain restrictive covenants. Two of the Centers were not in compliance with some of the covenants, however these Centers obtained waivers from the lenders, which waive their non-compliance with the covenant requirements and any defaults or events of default arising solely by virtue of non-compliance with these covenants as of December 31, 2005.

(In thousands of U.S. dollars, unless otherwise indicated)

7. Leases:

One of the Centers leases certain equipment under a long-term lease agreement, which lease has been recorded as a capitalized lease. Minimum future lease payments for the capital lease is as follows:

Year ending December 31:	
2006	$ 253
2007	253
2008	63
Total minimum lease payments	569
Less interest	(30)
Present value of minimum lease payments (note 6)	$ 539

8. Subordinated notes payable and capital stock:

Since its inception, the Corporation has made two offerings of Income Participating Securities ("IPS"). Each IPS represents: (a) Cdn$5.90 aggregate principal amount of 12.5% subordinated notes of the Corporation and (b) one common share of the Corporation. During the year, the Corporation issued 5,420,000 IPSs in conjunction with the acquisition of Oklahoma Spine Hospital, LLC (See note 3(a)) and 418,323 IPSs for the acquisition of an additional interest in Black Hills Surgery Center, LLC pursuant to the Exchange Agreement (See note 3(b)). Holders of IPSs have the right to separate the IPSs into the Common Shares and Subordinated Notes represented thereby upon the occurrence of a change of control of the Issuer. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs.

(a) Subordinated notes payable:

The carrying amounts of subordinated notes were as follows:

	Cdn$ ('000)	US$
Subordinated notes issued in conjunction with the purchase of original Centers (note 3 (c))	130,821	97,665
Unrealized foreign exchange loss (note 14)	–	11,172
Balance as at December 31, 2004	130,821	108,837
Subordinated notes issued in conjunction with the purchase of Oklahoma Spine Hospital, LLC (note 3 (a))	31,978	25,632
Subordinated notes issued in conjunction with the step up acquisition of Black Hills Surgery Center, LLP (note 3 (b))	2,468	2,084
Unrealized foreign exchange loss (note 14)	–	5,553
Balance as at December 31, 2005	165,267	142,106

(In thousands of U.S. dollars, unless otherwise indicated)

8. Subordinated notes payable and capital stock (continued):

The Subordinated Notes mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times. On or after March 29, 2009, the Issuer will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to a premium over the principal amount of the Subordinated Notes, which premium decreases over time.

(b) Share capital and income per share:

	2005		2004	
	Shares	$	Shares	$
Common Shares				
Opening balance	22,173,212	61,961	–	–
Issued for cash	5,420,000	29,673	22,173,212	61,961
Issued on exchange for interest in Black Hills Surgery Center, LLC	418,323	2,066	–	–
Closing balance	28,011,535	93,700	22,173,212	61,961

The net loss per share for the year is calculated on the basis of the weighted average number of shares (25,193,802) outstanding for the period.

(c) Exchange agreements:

Concurrent with the acquisition of its interests in the Centers, the Corporation entered into exchange agreements with the holders of the minority interest in the Centers. Pursuant to the terms of these exchange agreements, the minority interest holders in each of the Centers are entitled to exchange up to 14% (12.05% for Black Hills Surgery Center, LLP) of their original partnership interest in the respective Center for IPS units of the Corporation. Such exchanges may only take place quarterly and are based on the exchange formulae stipulated in the exchange agreements and are subject to certain limitations.

9. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. In 2005 contributions made by the Centers to such plans were $573 (for the period from March 29, 2004 to December 31, 2004 - $278).

(In thousands of U.S. dollars, unless otherwise indicated)

10. Provision for income taxes:

The U.S. tax return for Medical Facilities Corporation is prepared on a consolidated basis and includes balances and amounts attributable to both Canadian and U.S. entities. The Canadian income tax return for Medical Facilities Corporation is prepared on a stand-alone basis and includes non-consolidated balances attributable to the Canadian entity only. Income taxes reported in the Consolidated Financial Statements are as follows:

	2005	2004
Provision for income taxes	$ –	$ –
Components of total income taxes		
U.S. income taxes		
Current	–	–
Future	–	–
Total U.S. income taxes	–	–
Canadian income taxes		
Current	–	–
Future	–	–
Total Canadian income taxes	$ –	$ –

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate and the U.S. combined federal and state tax rate, to the income tax benefit (expense) reported in the Consolidated Statements of Income and Deficit:

	2005	%	2004	%
U.S. income taxes				
Consolidated pre-tax net loss	$ (4,442)		$ (10,941)	
Expected tax recovery at the combined U.S. federal and state rates	1,599	36.00	3,720	34.00
Non-deductible expenses	(27)	(0.61)	(24)	(0.22)
Other differences at Center level	328	7.38	312	2.85
True-up of tax return differences	(3)	(0.07)	–	–
Change in valuation allowance	(2,133)	(48.01)	(4,008)	(36.63)
Difference due to change in combined U.S. federal and state rates	236	5.31	–	–
Income tax benefit (expense)	$ –	–	$ –	–
Canadian income taxes				
Non-consolidated pre-tax loss of Canadian entity (unaudited)	$ (20,813)		$ (21,532)	
Expected tax recovery at the combined Canadian federal and provincial rate	7,518	36.12	7,778	36.12
Non-deductible foreign exchange loss	(1,709)	(8.21)	(3,125)	(14.51)
Change in valuation allowance	(6,681)	(32.10)	(7,027)	(32.64)
Deductible items booked to share capital	872	4.19	2,374	11.03
Income tax benefit (expense)	$ –	–	$ –	–

(In thousands of U.S. dollars, unless otherwise indicated)

10. Provision for income taxes (continued):

As of December 31, 2005, the Corporation has the following net operating loss carryforwards that are scheduled to expire in the following years:

U.S. income taxes		
2024	$	1,078
2025		405
	$	1,483

Canadian income taxes		
2014	$	15,072
2015		18,859
	$	33,931

Losses related to the Canadian entity may only be used to offset the future income of the Canadian entity for Canadian income tax purposes.

The components of future income tax balances are as follows:

		2005		2004
U.S. income taxes				
Future income tax assets				
Property and equipment	$	152	$	15
Allowance for doubtful accounts		715		388
Accrued liabilities		368		244
Unrealized foreign exchange loss		5,794		3,799
Net operating loss carryforwards		533		179
Future income tax liabilities				
Prepaid expenses and other		(61)		–
Intangibles and goodwill		(1,360)		(617)
Net future income tax asset		6,141		4,008
Less valuation allowance		(6,141)		(4,008)
Net future income tax asset	$	–	$	–
Canadian income taxes				
Future income tax assets				
Net operating loss carryforwards	$	12,256	$	5,274
Share issuance costs		2,188		1,914
Future income tax liability				
Deferred financing costs		(736)		(160)
Net future income tax asset		13,708		7,028
Less valuation allowance		(13,708)		(7,028)
Net future income tax asset	$	–	$	–

(In thousands of U.S. dollars, unless otherwise indicated)

11. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	2005[1] $	2004 $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")[2]	223	167
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn [3]	96	73
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery ("IMD"), LLC[4]	1,368	N/A
Payments by the Corporation for aircraft charter to SC Meridian, LLC[5]	226	62
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and Surgical Management Professionals LLC ("SMP") [2]	(1,134)	(880)

Note 1: Amounts for Oklahoma Spine Hospital, LLC are from June 21, 2005, the date of its acquisition by the Corporation.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP. As of December 31, 2005, a net amount of $2 was receivable from Surgical Physicians. As of April 1, 2005 SMP was spun out of Surgical Physicians and became a stand- alone entity. As of December 31, 2005, $307 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is automatically renewed for three-year periods (renewed in August 2004). As of December 31, 2005, $166 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of December 31, 2005, $100 owing to SC Meridian for services provided was included in accounts payable.

(In thousands of U.S. dollars, unless otherwise indicated)

11. Related party transactions (continued):

(b) Real estate lease contracts:

	2005[1] $	2004 $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn[2]	57	60
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")[3]	918	N/A
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")[4]	96	N/A

Note 1: Amounts for Oklahoma Spine Hospital, LLC are from June 21, 2005, the date of its acquisition by the Corporation.

Note 2: Certain equity owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 13 for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that also own equity membership units in Oklahoma Spine Hospital, LLC. See note 13 for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers and reimburse the Centers for the space and staff utilized. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $224. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars, unless otherwise indicated)

12. Foreign exchange contracts:

At December 31, 2005, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	Number of Contracts	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jan 2006 – Dec 2006	34	25.5	33.5	1.3137
Jan 2007 – Dec 2007	24	24.0	30.6	1.2750
Jan 2008 – Dec 2008	20	25.7	30.4	1.1828
		75.2	94.5	

The foregoing contracts cover conversion of US$75.2 million into Cdn$94.5 million and have a fair value as of December 31, 2005 of $6.9 million (December 31, 2004 - $5.7 million), which amount has not been recognized in the Corporation's financial statements as the contracts are treated as hedges.

The Corporation has deposited $4.5 million as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

13. Commitments:

Three Centers lease certain equipment under non-cancellable long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility building and additional office space from related entities (See note 11 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	467	1,645	2,112
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	119	1,645	1,764
Thereafter	–	6,275	6,275
	1,134	**14,500**	**15,634**

MEDICAL FACILITIES CORPORATION

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, unless otherwise indicated)
For the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004

14. Foreign exchange loss:

Unrealized foreign exchange losses included in the income statement consists of the following:

	2005 $	2004 $
Unrealized loss on the subordinated notes payable	(5,553)	(11,172)
Unrealized gain on the cash balances denominated in Cdn$	631	–
Net unrealized loss on foreign exchange	4,922	(11,172)


mfc
MEDICAL
FACILITIES
CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Medical Facilities Corporation and its subsidiaries ("Corporate Group") are committed to the highest standards of integrity in pursuing its Corporation Mission and expects all persons employed by and representing the Corporate Group to embrace this principle and conform to it.

This Code of Business Conduct and Ethics sets out basic principles of ethical behaviour to guide all directors, officers and employees of the Corporate Group (collectively, the **"Personnel"**). All Personnel must conduct themselves in accordance with the Code and seek to avoid even the appearance of improper behavior. This Code should be provided to and followed by the Corporate Group's agents and representatives also including advisors.

The Code covers a wide range of business practices but does not cover every issue which may arise.

If a law conflicts with a policy in this Code, Personnel must comply with the law. If a local custom or policy conflicts with this Code, Personnel must comply with this Code. If you have any questions about these conflicts, you should ask your supervisor or department head how to handle the situation.

Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with the Corporate Group. **If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures"**.

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is fundamental to the Corporate Group's ethical standards and is critical to our reputation and continued success. All Personnel must respect and obey the laws of the various jurisdictions in which the Corporate Group operates and avoid even the appearance of impropriety. Although not all Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Conflicts of Interest

A "conflict of interest" exists when a person's private interests interfere in any way with the interests of the Corporate Group. A conflict of interest can arise when Personnel take actions or have interests that may make it difficult for them to perform their work for the Corporate Group objectively and effectively. Conflicts of interest also may arise when Personnel or members of their families receive improper personal benefits as a result of their positions with the Corporate Group.

It is almost always a conflict of interest for Personnel to work at the same time for a competitor or a person with whom the Corporate Group has a business relationship. Personnel are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business relationship (except on behalf of the Corporate Group) with competitors of the Corporate Group or persons with whom the Corporate Group has business relationships.

Conflicts of interest are prohibited as a matter of Corporate Group policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under "**Compliance Procedures**".

Confidentiality

Personnel must maintain the confidentiality of confidential information entrusted to them by the Corporate Group and persons with whom the Corporate Group does business, except when disclosure is authorized by the Board of Directors or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Corporate Group or the person to whom it relates if disclosed. The obligation to preserve confidential information continues even after Personnel cease to have a relationship with the Corporate Group.

Personnel who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Corporate Group's business. All Personnel should read and abide by the Corporate Group's *Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities.*

Corporate Opportunities

Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the Board of Directors and from using corporate property, information, or position for improper personal gain. No Personnel may compete with the Corporate Group directly or indirectly. Personnel owe a duty to the Corporate Group to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of Corporate Group Assets

All Personnel should endeavor to protect the Corporate Group's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Corporate Group's profitability. Any suspected incident of fraud or theft should be reported immediately to your department head for investigation. Corporate Group equipment should not be used for non-Corporate Group business, other than incidental personal use.

The obligation of Personnel to protect the Corporate Group's assets includes the Corporate Group's proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to the Corporate Group's competitors. Examples of proprietary information include business plans and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Corporate Group policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Personnel cease to have a relationship with the Corporate Group.

Corporate Group assets (such as funds or computers) may be used only for legitimate business purposes. Corporate Group assets may never be used for illegal purposes.

Competition and Fair Dealing

The Corporate Group seeks to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Personnel should respect the rights of, and deal fairly with, the Corporate Group's competitors and persons with whom the Corporate Group has a business relationship. No Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Nor should any Personnel act in a manner that may be anti-competitive under anti-trust laws.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationship among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. However, a problem may arise when these courtesies compromise, or appear to compromise, the Corporate Group's ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Strict rules apply when the Corporate Group does business with governmental agencies and officials, as discussed in more detail below. Personnel should discuss with their department head any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials, including the *U.S. Foreign Corrupt Practices Act.* That Act prohibits offering, promising or giving (or authorizing any of those activities) anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to influence any of their acts or decisions or to obtain or retain business.

Similarly, other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favor or other gratuity in violation of these laws would not only violate Corporate Group policy but could also be a criminal offense. Illegal payments should not be made to government officials of any country.

Discrimination and Harassment

The diversity of Personnel is a tremendous asset. The Corporate Group is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Personnel are encouraged to report harassment when it occurs.

Health and Safety

The Corporate Group strives to provide all Personnel with a safe and healthy work environment. All Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Violence and threatening behavior are not permitted. The use of illegal drugs in the workplace will not be tolerated. Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Accuracy of Corporate Group Records and Reporting

The Corporate Group requires honest and accurate recording and reporting of information to make responsible business decisions. The Corporate Group's accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the Corporate Group does business. All of the Corporate Group's financial statements and the books, records and accounts on which they are based must appropriately reflect the Corporate Group's activities and conform to applicable legal and accounting requirements and to the Corporate Group's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All Personnel have a responsibility, within the scope of their positions, to ensure that the Corporate Group's accounting records do not contain any false or intentionally misleading entries. The Corporate Group does not permit intentional misclassification of transaction as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. Such documentation is to be retained in accordance with retention policies of the Corporate Group.

Business expense accounts must be documented and recorded accurately.

Business records and communications often become public through legal or regulatory proceedings or the media. Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos, and formal reports.

Use of E-mail and Internet Services

E-mail and internet services are provided by the Corporate Group to assist Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory based on racial or ethnic characteristics, or any other message that could reasonably be viewed as harassment. Flooding the Corporate Group's system with junk mail and trivia hampers the ability of the Corporate Group's system to handle legitimate Corporate Group business and is prohibited.

Messages (including voice-mail) and computer information sent, received or created by Personnel are considered Corporate Group property and Personnel should recognize that these messages and information are not "private". Unless prohibited by law, the Corporate Group reserves the right to access and disclose those messages and information as necessary for its business purposes. Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

WAIVERS OF THE CODE

Any waiver of this Code may be made only by the Board members of Medical Facilities Corporation (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

The Corporate Group has a strong commitment to the conduct of its business in a lawful and ethical manner. Where illegal or unethical behaviour is observed, Personnel should abide by the Corporate Group's Whistleblower Policy. All Personnel are expected to cooperate in internal investigations of misconduct.

COMPLIANCE PROCEDURES

Administration of this code is the responsibility of senior management of Medical Facilities Corporation. The Chief Financial Officer (or such other officer to whom this responsibility is delegated) shall ensure that a copy of this policy is circulated at least annually to all employees in the corporate group (and to new employees upon engagement) and that periodic training sessions shall be conducted to ensure familiarity and comfort of this code.


mfc

MEDICAL
FACILITIES
CORPORATION

ANNUAL INFORMATION FORM

March 24, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this annual information form, the following terms have the meanings set forth below, unless otherwise indicated words imparting the singular include the plural and vice versa and words imparting any gender include all genders.

"Black Hills" means Black Hills Surgery Center, LLP, a South Dakota limited liability partnership.

"Canadian GAAP" means the accounting principles generally accepted in Canada.

"CDS" means The Canadian Depository for Securities Limited.

"Closing" means the closing of the IPO on March 29, 2004.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Common Shares" means the common shares in the capital of the Issuer.

"Continuing Interests" means the 35% partnership interest in each MFC Partnership that is not exchangeable for IPSs or transferable by the respective Subco.

"CPI" means the consumer price index for Canada as published by the Federal Government of Canada.

"CT" means computed tomography, sometimes called CAT scan, which is the use of special x-ray equipment to obtain image data from different angles around the body, which data is then computer processed to generate a cross-section of body tissues and organs.

"Dakota Plains" means Dakota Plains Surgical Center, LLP, a South Dakota limited liability partnership.

"EBITDA" means earnings before interest, income taxes, depreciation and amortization and other non-recurring costs.

"Exchange Agreements" means collectively, the Original Exchange Agreement and the OSH Exchange Agreement.

"Exchangeable Interests" means the 14% partnership interest in each MFC Partnership that is exchangeable for IPSs by the respective Existing Partners, through their ownership interest in the related Holding Entity and Subco to the extent that such interest has not yet been exchanged.

"Existing Partners" means the existing partners of each MFC Original Partnership prior to Closing and the existing partners of the OSH prior to the closing of the Subsequent Offering.

"First Supplemental Note Indenture" means the supplement to the Indenture between the Issuer and Computershare Trust Company of Canada, as trustee, dated June 21, 2005.

"Fully Diluted Basis" assumes that the entire Retained Interest has been converted into IPSs and that the Continuing Interests were exchanged on the same basis as the Exchangeable Interests.

"Guarantee" means the Subordinated Note Guarantee and Subco Guarantee of each MFC Partnership in respect of the Subordinated Notes and Subco Notes, respectively.

"HMOs" means health maintenance organizations.

"Holding Entity" in respect of an MFC Partnership means the South Dakota or Oklahoma limited liability company that holds 100% of the membership interests in its related Subco.

"Holder" means a holder of IPSs, Subordinated Notes or Common Shares.

"Indenture" means the Subordinated Note Indenture, as supplemented by a First Supplemental Note Indenture between the Issuer and Computershare Trust Company of Canada, as trustee.

"Intercreditor Agreement" means the intercreditor agreement among each Original Holding Entity and the trustee under the Indenture.

"Investment Agreement" means the agreement among the Issuer, Medical Facilities USA, each Original Subco, each Original Holding Entity and each MFC Original Partnership respecting, among other things, the acquisition by Medical Facilities USA of a 51% partnership interest in each MFC Original Partnership.

"IPO" means the initial public offering of IPSs of the Issuer which occurred on March 29, 2004, referred to in the section entitled "General Development of the Business".

"IPS" means an income participating security in the capital of the Issuer, comprised of one Common Share and Cdn$5.90 aggregate principal amount of Subordinated Notes.

"IRS" means the United States Internal Revenue Service.

"Issuer" means Medical Facilities Corporation, a corporation formed under the laws of the Province of Ontario.

"Management" refers to the management of the Issuer and Medical Facilities USA.

"Medical Facilities USA" means Medical Facilities Holdings (USA), LLC, a limited liability company formed under the laws of Delaware.

"MFC Hospital" or "MFC Hospitals" means individually and collectively, the surgical facilities owned by each of Black Hills, Dakota Plains, Sioux Falls and OSH, which are licensed under either South Dakota or Oklahoma Law, as specialty hospitals.

"MFC Management" refers to the management of the MFC Partnerships, or of a particular MFC Partnership, where indicated.

"MFC Original Partnership" or "MFC Original Partnerships" means individually and collectively, Sioux Falls, Black Hills and Dakota Plains.

"MFC Partnership" or "MFC Partnerships" means individually and collectively, Sioux Falls, Black Hills, Dakota Plans and OSH.

"MRI" means magnetic resonance imaging.

"Non-Management" means an individual who is a representative of an MFC Hospital, as well as a manager of Medical Facilities USA, other than Drs. Schellpfeffer or Teuber, or any further individual specified to be excluded from the above definition.

"Non-U.S. Holder" means a Holder that is not: (i) a citizen or individual resident in the U.S. for U.S. federal tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"OSH" means Oklahoma Spine Hospital, LLC, an Oklahoma limited liability company.

"Operating Agreement" means the operating agreement in respect of Medical Facilities USA among the Issuer, Medical Facilities USA, each Subco and each MFC Partnership.

"Original Exchange Agreement" means the agreement dated March 29, 2004 among the Issuer, Medical Facilities USA and each Original Subco and any other parties agreeing to be bound by that agreement providing for the Exchangeable Interests in each MFC Original Partnership.

"Original Holding Entity" in respect of an MFC Original Partnership means the South Dakota limited liability company that holds 100% of the membership interests in its related Original Subco.

"Original Subcos" or "Original Subco" in respect of an MFC Partnership means the South Dakota limited liability company that holds a 49% partnership interest in its related MFC Original Partnership (prior to any exchange of Exchangeable Interests).

"OSH Credit Facility" means the $5 million revolving credit facility dated May 31, 2005 extended to OSH by Stillwater National Bank and Trust Company with a 5 year maturity.

"OSH Exchange Agreement" means the agreement dated June 21, 2005 among the Issuer, Medical Facilities USA and OSH's related Subco and any other parties agreeing to be bound by that agreement providing for the Exchangeable Interests in OSH.

"OSH Intercreditor Agreement" means the intercreditor agreement dated June 21, 2005 among OSH's related Holding Entity and the trustee under the Indenture.

"OSH Subco Guarantee" means the limited cash flow guarantee by OSH's related MFC Partnership of the OSH Subco Notes.

"OSH Subco Notes" means the subordinated notes issued by OSH's related Subco to its Holding Entity.

"OSH Subordinated Note Guarantee" means the limited cash flow guarantee by OSH of the Subordinated Notes.

"Partnership Agreement" in respect of an MFC Partnership means the amended and restated partnership agreement or amended and restated operating agreement, as applicable, between the related Subco and Medical Facilities USA.

"PPOs" means preferred provider organizations.

"Retained Interest" means the 49% partnership interest held by each Subco in its related MFC Partnership prior to any exchange of Exchangeable Interests.

"Sioux Falls" means Sioux Falls Surgical Center, LLP, a South Dakota limited liability partnership.

"South Dakota MFC Hospital" or "South Dakota MFC Hospitals" means individually and collectively, the surgical facilities owned by each of Black Hills, Dakota Plains and Sioux Falls, which are licensed under South Dakota Law, as specialty hospitals.

"specialty hospital" means a hospital that is licensed as a specialty or specialized hospital.

"Spine Hospital" means, the surgical facilities owned by OSH, which is licensed under Oklahoma Law, as a specialty hospital.

"Subco Guarantee" means the limited cash flow guarantee by each MFC Original Partnership of the Subco Notes.

"Subco Notes" means the subordinated notes issued by each Original Subco to their respective Holding Entity.

"Subcos" or "Subco" in respect of an MFC Partnership means the South Dakota or Oklahoma limited liability company that holds a 49% partnership interest in its related MFC Partnership (prior to any exchange of Exchangeable Interests).

"Subordinated Note Guarantee" means the limited cash flow guarantee by each MFC Original Partnership of the Subordinated Notes.

"Subordinated Notes" means the 12.5% subordinated notes of the Issuer issued in accordance with the Indenture.

"Subsequent Offering" means the subsequent offering of IPSs of the Issuer which was completed on June 21, 2005, referred to in the section entitled "General Development of the Business".

"Subsequent Offering Underwriting Agreement" means the underwriting agreement dated June 6, 2005 among the Issuer, Medical Facilities USA, OSH and its related Subco and Holding Entity and the Subsequent Underwriters relating to the subsequent offering.

"Subsequent Underwriters" means BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc., the underwriters of the Subsequent Offering.

"surgical facilities" means medical facilities where surgical procedures are performed which include, ambulatory surgical centers, speciality hospitals and general hospitals.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

"Treasury Regulations" means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"Trustee" means Computershare Trust Company of Canada.

"Underwriters" means BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation, the underwriters of the IPO.

"Underwriting Agreement" means the underwriting agreement among the Issuer, Medical Facilities USA, the MFC Original Partnerships and their related Subcos and Holding Entities and the Underwriters dated March 17, 2004.

"U.S. GAAP" means the accounting principles generally accepted in the United States.

"U.S. Holder" means any Holder that is not a Non-U.S. Holder.

MEDICAL FACILITIES CORPORATION

ANNUAL INFORMATION FORM

GENERAL

The information, including any financial information, disclosed in this Annual Information Form is stated as at December 31, 2005 or for the year ended December 31, 2005, as applicable, unless otherwise indicated. **Certain capitalized terms used in this Annual Information Form have the meaning set out in the "Glossary of Terms".** Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "$" are to the lawful currency of the United States.

Certain statements in this Annual Information Form may constitute "Forward-looking statements", which reflect the expectations of Management and MFC Management regarding future growth, results in operations, performance and business prospects and opportunities of the Issuer, Medical Facilities, USA and the MFC Partnerships. Such forward-looking statements reflect Management's and MFC Management's current beliefs and speak only as of the date of this Annual Information Form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the section entitled "Risk Factors". Although the forward-looking statements contained in this Annual Information Form are based upon what Management and MFC Management believe are reasonable assumptions, the Issuer, Medical Facilities USA and the MFC Partnerships cannot assure investors that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Annual Information Form and none of the Issuer, Medical Facilities USA and the MFC Partnerships or their respective management assumes any obligation to update or revise them to reflect new events or circumstances.

CORPORATE STRUCTURE

The Issuer was incorporated under the *Business Corporations Act* (Ontario) on January 12, 2004 and was continued under the laws of the Province of British Columbia on May 16, 2005. The registered office of the Issuer is located at 355 Burrard Street, Vancouver, British Columbia and the head office of the Issuer is located at 250 Yonge Street, Toronto, Ontario. The Issuer was established to hold 100% of the membership interests in Medical Facilities USA.

Medical Facilities USA

Medical Facilities USA is a Delaware limited liability company with its registered and head office located at the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware. The Issuer formed Medical Facilities USA on March 12, 2004 for the purpose of acquiring a 51% partnership interest in each MFC Partnership.

MFC Partnerships

Each MFC Original Partnership is a limited liability partnership formed under the laws of South Dakota. The registered and head office of each MFC Original Partnership is as follows: Black Hills Surgery Center, LLP is located at 216 Anamaria Drive, Rapid City, South Dakota, Dakota Plains Surgical Center, LLP is located at 701 8th Avenue North West, Aberdeen, South Dakota, and Sioux Falls Surgical Center, LLP is located at 910 East 20th Street, Sioux Falls, South Dakota. The newest MFC Partnership, OSH, is a limited liability company formed under the laws of Oklahoma. The registered and head office of OSH is Two Leadership Square, 10th Floor, 211 North Robinson, Oklahoma City, Oklahoma.

Ownership Structure

The following chart illustrates the ownership structure of each MFC Partnership:


Existing Partners
Public Investors
100% membership interests
100% Common Shares
Subordinated Notes
Holding Entity
Issuer
Subco Notes
100% membership interests
100% membership interests
Subco
Medical Facilities USA
Existing Partners A%*
Medical Facilities USA B%*
MFC Partnership
Specialty Hospital

(*) See the table below for a breakdown of ownership in the MFC Partnerships. Percentage A represents the Retained Interest, comprised of an Exchangeable Interest and a 35% Continuing Interest, beneficially owned by the Existing Partners through their membership interests in their related Holding Entity and Subco.

MFC Partnership	A%	B%
Sioux Falls	49%	51%
Black Hills	47.05%	52.95%
Dakota Plains	49%	51%
OSH	49%	51%

GENERAL DEVELOPMENT OF THE BUSINESS

On March 29, 2004, the Issuer closed the initial public offering of 22,173,212 IPSs at a price of Cdn$10.00 per IPS for gross proceeds of Cdn$221,732,120 (the "**IPO**"). The net proceeds of the IPO of Cdn$202.4 million were used by the Issuer to subscribe for membership interests in Medical Facilities USA (which constituted all of the outstanding securities of Medical Facilities USA).

Upon completion of these transactions, Medical Facilities USA owned 51% of the partnership interests in each MFC Original Partnership. The aggregate cash consideration paid for such 51% partnership interest was the following: $68,572,302 for Black Hills; $11,196,906 for Dakota Plans; and $63,891,504 for Sioux Falls.

On June 21, 2005, the Issuer completed the acquisition of a 51% interest in OSH as well as an offering, on a bought-deal basis (the "Subsequent Offering") of 5,420,000 IPS at a price of $13.25 per IPS for gross proceeds of Cdn. $71,815,000. The Issuer used approximately US $44,100,000 of the proceeds of the Subsequent Offering to acquire the 51% interest in OSH. The Business Acquisition Report dated November 18, 2005 in connection with the acquisition of OSH is incorporated herein by reference. The Business Acquisition Report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Business of the Issuer and Medical Facilities USA

The Issuer is a corporation continued under the laws of British Columbia and established to hold 100% of the membership interests in Medical Facilities USA, a Delaware limited liability company. Medical Facilities USA holds a 51% partnership interest or greater in each MFC Partnership. The Issuer and Medical Facilities USA do not have any ongoing business operations of their own. Medical Facilities USA depends on the operations and assets of the MFC Hospitals for cash distributions on its partnership interests in the MFC Partnerships. The Issuer, in turn, depends on Medical Facilities USA for cash distributions to satisfy the interest obligations of the Subordinated Notes and to pay dividends on the Common Shares.

Although the business and operations of each MFC Hospital are under the control and direction of management of each facility, Medical Facilities USA exercises general oversight over these facilities through contractual rights which provide that certain matters are subject to the approval of the Medical Facilities USA board of managers, including any reduction in distributions, certain budgeting matters, material deviations from budget and specified fundamental transactions.

The board of directors of the Issuer consists of seven members, a majority of whom are unrelated to the Issuer and its subsidiaries. The board of managers of Medical Facilities USA consists of eleven managers, of whom a majority are unrelated to Medical Facilities USA and the MFC Partnerships, six of whom are nominees of the Issuer and five of whom are nominees of the MFC Partnerships.

The board of managers and management of Medical Facilities USA are responsible for administering the affairs of Medical Facilities USA; working co-operatively with MFC Management to identify and implement operational best practices; assisting the MFC Hospitals to realize all potential synergies among them; and identifying strategic acquisition opportunities. The surgical facility industry is highly fragmented. As such, there are a number of specialty hospitals and ambulatory surgical centers that may provide accretive growth opportunities for the Issuer. The board of managers and management of Medical Facilities USA are responsible for identifying, negotiating and structuring the acquisition of additional surgical facilities. Accretive acquisitions may enhance distributable cash flow growth, increase the potential for synergies among the MFC Hospitals and provide additional diversification.

Business of the MFC Hospitals

Business Overview

The MFC Partnerships own and operate the MFC Hospitals. Each MFC Hospital is a licensed speciality hospital which performs scheduled (as opposed to emergency) surgical, imaging and diagnostic procedures. The

MFC Hospitals do not offer the full range of services typically found in traditional hospitals, but instead focus on a limited number of clinical specialties, including orthopaedic; ear, nose and throat; neurosurgery; and other surgical procedures.

Three of the MFC Hospitals are located in South Dakota and the fourth MFC Hospital is located in Oklahoma. The South Dakota MFC Hospitals are three of the largest specialty hospitals in South Dakota and are situated in Sioux Falls, Rapid City and Aberdeen, the major population centers on the east, west and north sides of the state and service patients throughout South Dakota and surrounding states. The Spine Hospital, one of the United States first physician-owned and operated specialty surgical spine hospitals, is located in Oklahoma City, the state capital of Oklahoma. Collectively, the MFC Hospitals have 28 operating rooms, 50 recovery beds, 610 physicians with medical staff privileges and a clinical staff of 460.

The MFC Hospitals focus on providing high quality surgical facilities that meet the needs of their patients, physicians and payors better than competing surgical facilities in their markets. MFC Management believe that their facilities:

- Enhance the quality of care and the healthcare experience of patients;
- Offer significant administrative, clinical and professional benefits to physicians;
- Offer a competitive alternative to payors; and
- Are well positioned to grow by taking advantage of the increasing demand for surgical procedures.

The business model of the MFC Hospitals has been developed to encourage physicians to practice at the MFC Hospitals. The scheduling, staffing, clinical procedures and protocols at each MFC Hospital are designed to increase physician productivity and professional fee potential. MFC Management believes that a high level of physician satisfaction and the provision of high quality healthcare in a non-institutional and convenient environment for patients, combined with favourable demographic trends and ongoing medical advancements, will continue to increase the number and complexity of procedures performed at the MFC Hospitals each year.

By successfully executing a business strategy that emphasizes patient and physician satisfaction, operating efficiency and margin improvement, the MFC Hospitals have continued to experience growth in net revenues and EBITDA.

Business and Growth Strategies

MFC Management intends to continue to maintain and enhance the operating efficiency of each MFC Hospital and maintain and enhance cash available for distribution by the Issuer by executing the following business and growth strategies:

- *Attract and Retain Quality Healthcare Professionals.* The MFC Partnerships intend to continue to attract and retain quality healthcare professionals. MFC Management believes that the MFC Partnerships have been successful in attracting and retaining quality physicians because of the ownership and management structure and the staffing, scheduling and clinical procedures and protocols in place which are designed to increase a physician's productivity and professional fee income, promote his/her professional success, provide control over his/her practice, and enhance the quality of patient care.
- *Maintain and Enhance Operating Margins and Efficiency.* The clinical and operational procedures in place at each MFC Hospital are designed to maximize operational efficiencies. By focusing on a limited number of specialized procedures, the MFC Hospitals are able to develop and implement clinical and administrative best practices which increase physician productivity. Each MFC Hospital will continue to refine its case mix in an effort to enhance its operating efficiency. Management will be responsible for identifying and achieving potential synergies among the MFC Hospitals, including the implementation of best practices, standardizing reporting and information systems and equipment and supplies, participating in group purchasing programs and consolidating the MFC Hospitals' benefit programs.

- *Proactive Marketing.* The MFC Hospitals will continue to undertake proactive marketing activities directed at physicians, other healthcare providers, patients and payors. These activities generally emphasize the benefits offered by the individual MFC Hospital compared to other healthcare facilities in their respective market, such as the ability to schedule consecutive cases without pre-emption by emergency procedures, the efficient turnaround time between cases, the simplified administrative procedures utilized at each facility and the overall patient satisfaction. The MFC Hospitals also market their hospitals directly to payors, including HMOs, PPOs and other managed care organizations, employers and other payors. Payor marketing activities conducted by the MFC Hospitals emphasize the high quality of care, cost advantages and convenience of the hospitals.

- *Expansion of Procedures and Facilities.* The MFC Hospitals will endeavour to increase revenues and operating efficiency by the disciplined introduction of new and more complex surgical and pain management procedures through the continued recruitment of specialist physicians. In addition, as the demand for surgical procedures at the MFC Hospitals increases, the facilities can be expanded to include additional operating rooms, recovery rooms and equipment subject to certain federal and state regulatory and licensing requirements as well as local zoning and permitting requirements.

- *Acquisition of Additional Hospitals.* The execution of accretive acquisitions will allow for the growth of cash available for distribution. In addition management believes that accretive acquisitions will enhance the potential for operational efficiencies, including the implementation of operational best practices, standardization of equipment and supplies and group purchasing programs. Finally, management believes that acquisitions will enhance the stability of the Issuer's subsidiaries' operations through a broadened geographic base and diversification of their payor base and case mix and increasing its profile within the medical community in the United States, thereby enhancing its ability to identify and attract future acquisition opportunities.

Competitive Strengths

Management believes that the MFC Partnerships are successfully capitalizing on an attractive market opportunity in the healthcare industry. There are a number of competitive strengths that have contributed to the strong historical financial performance at each MFC Partnership which management believes will continue to sustain the MFC Hospitals' financial performance and provide a platform for future growth:

- *Physician Preference.* Physician loyalty is a key to the success of the MFC Hospitals. Physician ownership and operation of each MFC Hospital has been a key factor in attracting physicians to the medical staffs of the MFC Hospitals. Physicians prefer practicing at the MFC Hospitals because they are able to increase the number of procedures they perform in a given period relative to a traditional hospital setting, thereby maximizing their efficiency and increasing professional fee potential.

- *Patient Preference.* The clinical and administrative procedures in place at each MFC Hospital are designed to improve the patient experience and ensure a high degree of patient satisfaction. Management believes that patients prefer the MFC Hospitals over traditional hospitals and other surgical facilities because they offer the comfort of a less institutional environment, a high level of customer service and convenience, simplified administration procedures and greater scheduling flexibility while providing high quality patient care. Based on recent internal patient satisfaction surveys, approximately 90% of the patient respondents rated the services at the MFC Hospitals as "excellent" and approximately 9% rated the services as "very good".

- *Payor Preference.* The MFC Hospitals offer payors a competitive alternative to traditional hospitals and enable them to offer their members a greater degree of choice for surgical, imaging and diagnostic procedures.

- *Established Reputation.* Each MFC Hospital is well established in its service area. The MFC Hospitals operated by OSH, Dakota Plains, Black Hills, and Sioux Falls have been in operation for five, six, nine and eighteen years, respectively. MFC Management believes that the reputation of the MFC Hospitals for providing high quality clinical outcomes and excellent patient service has provided the MFC Hospitals with the ability to attract quality physicians and additional patients to the MFC Hospitals.

- *Strong and Experienced Management.* The MFC Hospitals have strong and experienced management teams focused on providing high quality care and physician and patient satisfaction. The physician dominated management structure ensures a high level of operational efficiency and assists the MFC Hospitals in attracting and retaining physicians. The executive director (or chief operating officer), medical director and chief financial officer of each MFC Hospital collectively have an average of over 13 years experience in healthcare administration. Management of the Issuer has extensive financial and corporate development experience and extensive relationships throughout the healthcare industry.

Facilities, Markets Served and Competitors

The South Dakota MFC Hospitals are located in Sioux Falls, Rapid City and Aberdeen, South Dakota each servicing a largely rural market. South Dakota has a population of 776,000 (U.S. Census 2005 estimate). The South Dakota MFC Hospitals service patients throughout South Dakota and surrounding states, including parts of Minnesota, Iowa, Nebraska, North Dakota, Wyoming and Montana.

Management believes that the markets served by the South Dakota MFC Hospitals are attractive for the following reasons:

- *Less Competition.* These communities have smaller populations with fewer hospitals and other healthcare service providers. Management believes that the smaller populations and relative significance of the one or two traditional hospitals in these markets may discourage the entry of other surgical facilities, including ambulatory surgical centers, as well as rehabilitation and diagnostic and imaging centers.

- *More Favourable Payment Environment.* The lower number of healthcare providers in these markets limits the ability of managed care organizations to create price competition among local healthcare providers. Consequently, the South Dakota MFC Hospitals can often negotiate reimbursement rates with managed care plans that are more favourable, in general, than those available in urban markets.

The Spine Hospital is located in Oklahoma City, the state capital of Oklahoma. Oklahoma has a population of approximately 3,548,000 (U.S. Census 2005 estimate).

Management believes that the market served by the Spine Hospital is attractive for the following reasons:

- *Specialization.* Although the Spine Hospital competes with traditional hospitals, ambulatory surgical centers and other specialty hospitals to attract physicians, employees and patients, the Spine Hospital is the only facility in the Oklahoma City metropolitan area that focuses on the treatment of disorders of the spine. Management believes that the Spine Hospital's focus on spine disorders and injuries as well as pain management, neurosurgery and orthopaedic surgery will allow it to continue to be able to compete effectively over competing facilities.

- *Established Reputation.* The Spine Hospital has been in operation for over five years and has a well-established reputation in central and western Oklahoma. Management believes that the Spine Hospital's reputation for providing high quality care and excellent patient outcomes has enabled it and will continue to enable it to attract physicians and patients.

Black Hills Surgery Center

The Black Hills Surgery Center is located in Rapid City, South Dakota and has been operating as a licensed specialty hospital since 1997. The Black Hills Surgery Center focuses primarily on orthopaedic and neurosurgical procedures. The facility is conveniently located with access to both public and private transportation.

The Black Hills Surgery Center was originally built in 1996 and is now approximately 55,000 square feet with seven operating rooms, 23 beds (licensed for 26) and a clinical staff of 135. There are currently 99 physicians who have medical staff privileges at Black Hills Surgery Center. In 1998 MRI and CT services were added and in 2001, a 20,000 square foot addition with 18 overnight rooms and support facilities was completed, and in 2005, a 3 tesla MRI, the latest technology available in MRI services, was added to the operation. The facility and the underlying land are owned by Black Hills Surgery Center, LLP.

Rapid City, which is South Dakota's second largest city, has a population of approximately 61,000 while the Metropolitan Statistical Area has a population of approximately 117,000 with a median age of 35 (U.S. Census Bureau 2005 estimate). The population growth rate in this area has been stable over the last five years.

The primary competing facility for the Black Hills Surgery Center is the not-for-profit Rapid City Regional Hospital and its affiliated specialty hospital, Same Day Surgery Center. Other facilities in the area include the Sioux San Hospital primarily servicing Native Americans, Black Hills Regional Eye Institute and numerous clinics that provide healthcare services in every speciality.

The primary service area for Black Hills Surgery Center has a combined population of approximately 145,000 within a radius of 50 miles. Approximately 68% of its patients reside within this area. A further 22% of Black Hills Surgery Center's patients reside within its secondary service area which encompasses, within a radius of 200 miles, a combined population of approximately 460,000.

Dakota Plains Surgical Center

The Dakota Plains Surgical Center is located in Aberdeen, South Dakota and is attached to an orthopaedic clinic that is the primary office of the orthopaedic physicians that account for 95% of the hospital's admissions. It has been operating as a licensed specialty hospital since 1998 and focuses primarily on orthopaedic procedures. The facility is conveniently located with excellent access to public and private transportation.

The Dakota Plains Surgical Center was originally built in 1998 and is approximately 13,000 square feet with three operating rooms, eight beds and a clinical staff of 39. There are currently 86 physicians who have medical staff privileges at Dakota Plains Surgical Center. In 2001, radiology services, including MRI, were added. The facility and the underlying land are owned by Dakota Plains Surgical Center, LLP.

Aberdeen, South Dakota is located in the northeast corner of South Dakota, has a median resident age of 36.5 years and a population of approximately 24,000 (U.S. Census Bureau 2005 estimate). The population in this area has remained stable over the last five years.

Within Aberdeen there is one traditional hospital, Avera St. Luke's Hospital, in addition to numerous clinics that provide healthcare services in most specialities.

The primary service area for Dakota Plains Surgical Center has a combined population of approximately 80,000 which encompasses an area 150 miles (North and South) by 50 miles (East and West) from the facility. Approximately 76% of its patients reside within this area. A further nine percent of Dakota Plains Surgical Center's patients reside within its secondary service area which encompasses an area 170 miles (North and South) by 70 miles (East and West) from the facility with a combined population of approximately 90,000.

Sioux Falls Surgical Center

The Sioux Falls Surgical Center is located adjacent to the campus of Avera McKennan Hospital in Sioux Falls, South Dakota, with excellent access to public and private transportation. The Sioux Falls Surgical Center was established in October 1985 and is a multi-specialty facility which performs orthopaedic, ear, nose and throat, urology, neurosurgery, GYN, plastic and ophthalmology procedures.

The Sioux Falls Surgical Center was originally built in 1985 and is approximately 49,000 square feet with 11 operating rooms, 13 beds and a clinical staff of 117. There are currently 337 physicians who have medical staff privileges at Sioux Falls Surgical Center. In October 1996, the Sioux Falls Surgical Center expanded its services to include a Recovery Care Department to accommodate the post-operative needs of patients undergoing more extensive surgeries, and in 1998 radiology services were expanded to include MRI. The facility and the underlying land are owned by Sioux Falls Surgical Center, LLP. The Sioux Falls Surgical Centre leases additional office space for administrative purposes in an adjacent building.

Sioux Falls, South Dakota's largest city, has a population of approximately 136,000 with a population of approximately 203,000 in the Metropolitan Statistical Area (U.S. Census Bureau 2005 estimate), which includes

Lincoln and Minnehaha counties and has a median resident age of 33.6. The population growth rate in this area has averaged 2.3% over the last five years.

Within the City of Sioux Falls, there are five other hospitals, including two traditional hospitals, one paediatric hospital that does not perform surgical procedures, a veterans' hospital and a specialty cardiac hospital. There are also numerous clinics that provide healthcare services in every specialty. The health services industry in Sioux Falls is one of the city's primary industries, attracting patients from all over South Dakota, as well as from Minnesota, Iowa and Nebraska.

The primary service area for Sioux Falls Surgical Center has a combined population of approximately 435,000 within a radius of 120 miles. Approximately 71% of its patients reside within this area. A further 6.1% of Sioux Falls Surgical Center's patients reside within its secondary service area which encompasses, within a radius of 150 miles, the communities east of Chamberlain, South Dakota, north of Yankton, South Dakota, west of Worthington, Minnesota and south of Aberdeen, South Dakota, with a combined population of approximately 513,000 residents.

Oklahoma Spine Hospital

The Spine Hospital is located in Oklahoma City, Oklahoma and has been operating as a licensed specialty hospital for over five years. The Spine Hospital focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry.

The Spine Hospital operates a 61,000 square foot facility with seven operating rooms, six recovery beds and a clinical staff of 169. In addition, the Spine Hospital has two major pain management procedure rooms, 18 private patient rooms, 14 pre-op and post-op outpatient beds and category IV emergency services. There are currently 88 physicians who have medical staff privileges at the Spine Hospital.

OSH leases the Spine Hospital facility and the underlying land from Memorial Property Holdings, LLC, a company owned by many of the same physicians who own the retained interest in OSH. The lease has a term extending to 2014 with two five-year extension options in favour of OSH. OSH also leases approximately 7,000 square feet of administrative office space in an adjacent building owned by two of the physician owners of OSH and subleases approximately 3,000 square feet of medical office space to three pain management physicians.

Oklahoma City has a population of approximately 528,000 with a metropolitan area of approximately 1,144,000 (U.S. Census Bureau 2005 estimate).

The Spine Hospital competes with traditional hospitals, ambulatory surgical centers and other specialty hospitals to attract physicians, employees and patients. The Spine Hospital is the only facility in the Oklahoma City metropolitan area that focuses on the treatment of disorders of the spine.

Case Mix

The MFC Hospitals focus on a limited number of high volume non-emergency surgical procedures and diagnostic and imaging services. The case mix at each MFC Hospital is a function of the clinical specialties of the physicians on the medical staff and the equipment and infrastructure at each facility. Each of the MFC Hospitals intends to continue to refine its case mix as opportunities arise.

The following table sets forth the percentage of gross revenue per specialty generated in 2005 at each of the MFC Hospitals:

Specialty	Black Hills	Dakota Plains	Sioux Falls	OSH
Dental/Oral	0.00%	0.00%	1.09%	0.00%
Ear, Nose and Throat	0.85%	0.20%	13.09%	0.00%
Gastroent/Urology	0.83%	0.00%	5.64%	0.00%
General Surgery	2.26%	0.11%	3.71%	0.00%
Neurosurgery	51.34%	0.33%	8.53%	30.29%

Specialty	Black Hills	Dakota Plains	Sioux Falls	OSH
Obstetrics/Gynecology	3.03%	0.00%	5.92%	0.00%
Ophthalmology	1.38%	0.00%	3.24%	0.00%
Orthopaedics	31.23%	92.30%	52.40%	15.96%
Pain Management	3.65%	0.25%	0.02%	49.45%
Physiatry	0.00%	5.26%	0.01%	0.00%
Plastic Surgery	0.00%	0.01%	4.40%	0.00%
Podiatry	1.51%	0.00%	0.87%	0.00%
Other	3.92%	1.54%	1.08%	4.30%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Management of each MFC Hospital will continue to implement the business strategies of increased marketing and operating efficiency through the adoption of best practices which are aimed at increasing the utilization of each facility.

Management believes that historical levels of growth at the facilities were achieved substantially through increasing procedure volume and by focusing on clinical specialties which enhance operating efficiency and productivity. Management believes that through further refinement of scheduling incremental growth in the near term can be achieved without any significant infrastructure improvements or extension of current operating hours. As well, there is expansion capacity at each MFC Hospital to add more operating rooms, beds and related space.

Revenue Model and Payor Mix

Fees earned by the MFC Hospitals vary depending on the surgical procedure or related service performed and who is paying for the services. Revenues are generated, and separately invoiced, on a per-procedure basis. Generally, there are at least two fees for most surgical procedures and diagnostic and imaging services performed at the MFC Hospitals — a facility fee and a professional fee. The facility fee is paid directly to the MFC Hospital for the use of its infrastructure, surgical equipment, nursing staff, non-surgical professional services and other support services. Generally professional fees are paid directly to the physician(s) performing the procedure and are not included in the revenue or expenses of the MFC Hospitals. Overall revenue depends upon patient occupancy levels, imaging, diagnostic and surgical procedure volumes, case mix and the payment rates of the respective payors.

The MFC Hospitals receive payments for the imaging, diagnostic and surgical procedures and related services they provide from public and private health insurance plans, workers' compensation and directly from patients. The following table outlines the percentage of gross revenue generated in 2004 and 2005 from each primary payor group, these percentages have remained relatively stable over the past five years:


Payor Mix
(2004 Patient Service Gross Revenue)
Blue Cross
25.5%
Other Private
Insurance,
Workers'
Compensation
and Self-Pay
35.8%
Medicaid
4.5%
Dakotacare
6.1%
Medicare
28.1%
Payor Mix
(2005 Patient Service Gross Revenue)
Blue Cross
24%
Other Private
Insurance and
Self-Pay
33%
Medicare
26%
Workers'
Compensation
14%
Medicaid
3%

Note: The above charts are based on the primary payor group. Co-payment and deductible obligations paid directly by or on behalf of the patient are included as revenue attributed to the primary payor. For example, if a patient has a $500 deductible or co-payment under their insurance plan, this amount is included in the private insurance category notwithstanding the fact that the patient pays this fee directly to the MFC Hospital.

The majority of patient service revenues generated by the MFC Hospitals are based on payments received from private insurance plans, including managed care plans and self-insured employer plans. Approximately 50% of the U.S. population is covered by some form of managed care plan, including health maintenance organizations (HMOs) and preferred provider organizations (PPOs), generally obtained through the workplace. Managed care plans provide comprehensive health services to their members and frequently offer financial incentives for patients to use healthcare providers who are associated with the plan. Managed care plans and other private insurers typically negotiate discounted fee structures for surgical procedures with healthcare providers in an effort to control healthcare costs. The MFC Hospitals are well positioned to compete for surgical procedures and related services in this environment.

Government-funded public healthcare plans include Medicare and Medicaid. Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to low-income individuals. The MFC Hospitals are participating providers for both Medicare and Medicaid services. Payments derived for services rendered to Medicare and Medicaid beneficiaries are generally lower than the customary fees charged by the MFC Hospitals to private insurance plans for similar services. Medicare's pricing model is a prospective payment system based on fixed payment rates. Amounts paid for procedures and related services under a prospective payment system are established by federal regulation and are not based on the costs incurred by the provider. As such, Medicare payment rates are established for each surgical procedure. Similarly, payments for services rendered to Medicaid beneficiaries are determined in accordance with procedures and standards established by state laws and federal guidelines.

The MFC Hospitals receive a relatively small proportion of their revenue directly from uninsured patients. In addition, insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and co-insurance obligations has increased in recent years but does not represent a material component of the revenue generated by the MFC Hospitals.

The diversity and credit strength of the MFC Hospitals' payor mix has led to a bad debt ratio averaging less than three percent of net revenues over the past five years for the South Dakota MFC Hospitals and eight percent of net revenues of the Spine Hospital. This higher ratio for the Spine Hospital reflects a higher percentage of co-payment and self-payment portion of total net revenues for that facility.

Although there is a noticeable trend of many patients seeking medical procedures in December and January, primarily as a result of a patient's inability to carry over unused insurance benefits into the following calendar year, the MFC Hospitals do not experience any large degree of seasonality in their revenues.

Physicians and Ownership Structure

In order to perform surgical procedures at the MFC Hospitals, a physician must meet certain professional credentialing requirements established by each MFC Hospital. Physicians practicing at the MFC Hospitals include both physicians (and other professionals) with an ownership interest in the facilities and non-investors. To promote quality and competency, the MFC Hospitals do require physicians, among other things, to perform a minimum number of procedures at their respective MFC Hospital to retain their medical staff privileges.

The following chart outlines the ownership structure of each MFC Partnership:

MFC Hospital	Number of Physician Investors[1]	Total Number of Physicians Credentialed at each Facility	Percentage of Physicians who are Investors
Black Hills	32	99	32%
Dakota Plains	7	86	9%
Sioux Falls	53	337	16%
OSH	24	88	25%
Total	**117**	**610**	**19%**

(1) Included in this number are a limited number of dentists and podiatrists who are investors and have medical staff privileges at the MFC Hospital, but are not licensed physicians.

Management and Employees

Each MFC Partnership has a management committee consisting primarily of physician investors elected for fixed terms by the Existing Partners of that MFC Partnership. The management committee is responsible for overseeing all operational and strategic initiatives of the hospital including physician recruitment and accreditation, facilities management and maintenance, administrative and human resources and all financial matters including approving payor arrangements. Sioux Falls Surgical Center has an executive director, medical officer, chief financial officer and certain other administrative employees. Black Hills has a physician executive, chief operating officer, chief financial officer, and certain other managers. Dakota Plains has a site manager, medical director and outsources its other management and administrative functions to Sioux Falls. The Spine Hospital has a chief executive officer, chief operating officer, medical director and outsources its other management and administrative functions.

The staff of each MFC Hospital generally includes registered nurses, operating room technicians, radiology technicians and clerical and other support staff. None of the MFC Hospitals' employees are represented by a collective bargaining agreement. Management believes that each MFC Hospital has a good relationship with its employees and each offers its employees a competitive compensation package. A summary of the staffing profile at each MFC Hospital is provided in the table below:

	Clinical		Non-Clinical		
Facility	Full-Time	Part-Time	Full-Time	Part-Time	Total
Black Hills	114	21	76	18	229
Dakota Plains	25	14	7	4	50
Sioux Falls	65	52	52	8	177
OSH	118	51	20	35	224
Total	**332**	**138**	**155**	**65**	**680**

The MFC Hospitals have experienced a high degree of physician and nurse retention as a result of the quality of services delivered and focus on both employee and patient satisfaction. Management at the MFC Hospitals believes that the MFC Hospitals provide a less institutionalized work environment than traditional hospitals and improved working conditions for both nurses and staff as a result of limited number of night shifts and call duty and encourage their staff to continually upgrade their clinical and customer service skills through formal and informal training and mentoring. The shortage of nurses generally affecting hospitals and other healthcare facilities in the United States has had limited impact on the MFC Hospitals' ability to attract and retain nurses.

Competition

The hospital industry is highly competitive. In each market in which the MFC Hospitals operate, there is competition with traditional hospitals, ambulatory surgical centers and other specialty hospitals to attract both physicians and patients. Patients in the MFC Hospitals' primary service areas may travel to these other healthcare facilities for a variety of reasons, including the need for services not offered at the MFC Hospitals, physician referrals or coverage by applicable insurance programs. MFC Management believes that a facility's competitive position in the market in which it operates is affected by a number of factors, including: the scope, breadth and quality of services offered to its patients and physicians; the number, quality and specialties of the physicians who refer patients; nurses and other healthcare professionals employed or on its staff; its reputation; its managed care contracting relationships; the extent to which it is part of an integrated healthcare delivery system; its location; the location and number of competitive facilities and other healthcare alternatives; the physical condition of its buildings and improvements; the quality, age and state of the art of its medical equipment; its parking or proximity to public transportation; the length of time it has been a part of the community; and its charges for services. In addition, some of the facilities that compete with the MFC Hospitals are owned by not-for-profit entities supported by endowments and charitable contributions. These hospitals are not subject to sales, property and income taxes. Because of the strong position the MFC Hospitals enjoy in the markets where the MFC Hospitals are located, MFC Management believes that the MFC Hospitals are well positioned to compete for both physicians and patients in the markets in which the hospitals operate.

There are a number of barriers to entry for new entrants into the surgical facilities market in the markets served by the MFC Hospitals, including regulatory, licensing and capital requirements. In addition, the South Dakota and Oklahoma markets are already serviced by a number of excellent healthcare facilities, including the MFC Hospitals, thereby increasing the difficulty in attracting both physicians and patients to a new surgical facility.

Capital Expenditures

The capital expenditures of the MFC Hospitals can be categorized into two types: maintenance and growth or earnings enhancing. The table below sets out the historical and average maintenance and growth capital expenditures of the MFC Hospitals for the past five years:

	Year Ended December 31,					
	2005	**2004**	**2003**	**2002**	**2001**	**Average**
			(US$ Millions)			
Maintenance Capital Expenditures (net)	1.8	1.8	1.6	1.6	1.2	1.6
Growth Capital Expenditures (net)[1]	3.9	0.5	1.6	1.6	5.3	2.2
Total	5.7	2.3	3.2	3.2	6.5	3.8

(1) Amount for 2005 represents the acquisition and installation of imaging facilities at Black Hills.

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape. In addition, the MFC Hospitals routinely replace existing operating equipment and surgical devices. The management information systems of the MFC Hospitals must also be maintained and upgraded from time to time.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new equipment, expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of operating rooms or recovery beds) and other capital improvements. Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

In 2001, Black Hills completed expansion projects which included opening an additional 18 overnight recovery rooms and an operating room, expansion of office and storage space and the purchase of related furniture and surgical equipment associated with these additions. The addition of the overnight beds and additional operating room have enabled the facility to increase the number of admissions and perform more complex surgical procedures. In 2002 and 2003, an additional $1.1 million was spent primarily to expand the waiting area and administrative office space at the facility to better accommodate the increased patient volume as a result of the expansion projects completed in 2001. In 2005, Black Hills completed the expansion of its imaging facility at a cost of approximately $4.3 million, consisting of $2.5 million for the imaging equipment, which was financed by an affiliate of the vendor over five years, and approximately $1.8 million for construction.

In 2001, Dakota Plains added radiology services. As a result, in 2001 and 2002, Dakota Plains spent approximately $180,000 to add new radiology equipment and surgical equipment. In 2003, an additional $45,000 was spent on additional surgical equipment.

In 2000 and 2001, Sioux Falls spent approximately $2.2 million to expand its existing facilities by adding seven new recovery rooms and additional furniture and surgical equipment to handle the increased patient volume and furnish the new recovery rooms. In 2003, a new MRI was purchased for $1.1 million, of which $660,000 represented the incremental value of the new "open MRI technology" over the older model that it replaced. Eight additional beds were added to the Post Anesthesia Care Unit in 2002 and 2003 at a cost of $1.2 million, further expanding the capacity of the facility. Additional operating equipment was purchased in 2002 and 2003 for $300,000.

In 2001, the Spine Hospital expanded its original facility from approximately 45,000 square feet to 61,000 square feet. The expansion included six more patient rooms, two new large surgery suites, eight recovery beds, a new surgery waiting room, expansion of the radiology department and the addition of a new pain management suite. The Spine Hospital expended approximately $1.9 million on the related furniture, fixtures and equipment.

Outlook

Maintenance capital expenditures have averaged $1.6 million over the past five years. MFC Management anticipates that in order to sustain the current capacity and utilization of the facilities, infrastructure and equipment of the MFC Hospitals, maintenance capital expenditures will range between 2% and 2.4% of net revenues for the foreseeable future. In addition to cash generated from operations, the MFC Hospitals have the ability to utilize vendor financing and third-party leasing arrangements to fund capital expenditures in the future. MFC Management will continue to consider growth capital expenditures based on the economic merit of each project and the availability of funds.

Currency Hedging Policy

Medical Facilities USA is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the distributions it receives from the MFC Partnerships are in U.S. dollars and the distributions that it makes to the Issuer are paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Medical Facilities USA routinely enters into forward foreign exchange contracts generally for three year periods which provide for the conversion of specified U.S. dollar amounts into Canadian dollar amounts at monthly intervals. Medical Facilities USA intends to maintain an ongoing hedging policy in the future having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Regulation

Licensing and Accreditation

Healthcare facilities, such as the MFC Hospitals, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by Medicare, Medicaid, State licensure, and private payor credentialing requirements. Renewal and continuation of certain of these licenses, certifications and accreditations are based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the MFC Hospitals that could be burdensome and costly. Each of the MFC Hospitals holds all licences and accreditations necessary for its operation and the MFC Management does not anticipate any issues regarding their renewal.

Stark Act

The U.S. federal physician self-referral law, commonly referred to as the *Stark Act*, prohibits a physician from making a referral for certain "designated health services" to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. Under the original version of the statute (Stark I) designated health services were limited to laboratory services. The statute was subsequently amended (Stark II) to expand the list of designated health services to include, among other services, inpatient and outpatient hospital services. The *Stark Act* also prohibits an entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to the patient. The *Stark Act* contains certain exceptions, which exempt certain financial arrangements from the *Stark Act's* prohibitions if the parties comply with the requirements of the exceptions. The sanctions under the *Stark Act* include denial and refund of payments, civil monetary penalties and exclusion from the Medicare and Medicaid programs. Additionally, violations of the *Stark Act* are potentially actionable under the federal *Civil False Claims Act* which permits government recoveries of treble damages and per-claim penalties up to $11,000.

Among the exceptions to the *Stark Act* are investments by physicians (or immediate family members) in a whole hospital if the referring physician is authorized to perform services at the hospital. The MFC Hospitals have relied on this exception as permitting their physician investors to refer patients to the MFC Hospitals.

On December 8, 2003, President Bush signed the *Medicare Prescription Drug, Improvement, and Modernization Act of 2003.* In addition to the comprehensive provisions regarding the Medicare program generally, the bill amended the *Stark Act* with respect to the hospital exception to the *Stark Act* described above (the "Amendment"). Specifically, for an 18 month period beginning November 18, 2003, the hospital exception was not available if the hospital was a "specialty hospital." Under the Amendment, a hospital was a "specialty hospital" if it was: (i) primarily or exclusively engaged in the care and treatment of the following categories of services: patients with a cardiac condition; patients with an orthopaedic condition; patients receiving a surgical procedure; and any other specialized category of services that the Secretary of Health and Human Services (the "Secretary") designates as inconsistent with the purpose of permitting physician ownership and investment interests in a hospital under the Amendment (the "Categories of Services"); and (ii) it was not subject to the "grandfather" provisions of the Amendment.

The grandfather provisions provided that a hospital was excluded from the definition of a "specialty hospital" if the hospital: (i) was determined by the Secretary to be in operation before November 18, 2003 or under development as of such date; (ii) for which the number of physician investors at any time on or after November 18, 2003 was no greater than the number of investors as of that date; (iii) for which the Categories of Services at the hospital were not different from the Categories of Services at the hospital on November 18, 2003; (iv) for which any increase in the number of beds occurred only on the main campus of the hospital and did not exceed the greater of 50% of the number of beds of the hospital on November 18, 2003, or five beds; and (v) met such other requirements as the Secretary may specify. To date, the Secretary has not specified any additional requirements.

The provision of *Medicare Prescription Drug, Improvement, and Modernization Act of 2003* regarding specialty hospitals expired on June 8, 2005. Shortly before expiration, Senator Charles Grassley (R. Iowa) and Senator Max Baucus (D. Mont.) introduced a bill entitled the "*Hospital Fair Competition Act of 2005.*" This bill attempted to permanently extend the moratorium on the development of new specialty hospitals. With regard to existing specialty hospitals, the bill imposed expanded grandfather language which prohibited existing specialty hospitals from: (1) increasing the percent of investment in the hospital by physician investors as a group beyond the percent of physician investment that existed on June 8, 2005; (2) increasing the percent of investment by any individual physician investor beyond the percent of investment by such physician that existed on June 8, 2005; (3) increasing the number of operating rooms beyond the number of operating rooms that existed at the specialty hospital on June 8, 2003; (4) increasing the number of beds beyond the number of beds that existed at the specialty hospital on June 8, 2005. The Hospital Fair Competition bill retained the provision in the *Medicare Prescription Drug, Improvement, and Modernization Act of 2003*, which prohibited existing specialty hospitals from adding categories of service that are different from the categories of service which existed at the hospital on November 18,

2003. The *Hospital Fair Competition Act of 2005*, if passed, would have been retroactive to June 8, 2005, meaning that there would be no legislative gap between the expiration of the provisions of the *Medicare Prescription Drug, Improvement, and Modernization Act of 2003* and the potential enactment of the *Hospital Fair Competition Act of 2005.*

In December of 2005, the language of the *Hospital Fair Competition Act of 2005* relative to specialty hospitals was included in the Senate version of the *Budget Reconciliation Act of 2005* which passed the Senate. However, during the same timeframe, the House of Representatives passed its own Budget Reconciliation package which contained no language restricting future or existing specialty hospitals. As a result of the disparity in language between the Senate and House versions of the Budget Reconciliation Bills, the legislation went to a Conference Committee composed of members from both bodies who would attempt to reconcile the Bills. The Conference Committee crafted compromise legislation which extended the moratorium for six (6) months of new specialty hospitals. The Conference Committee, however, rejected inclusion of any of the language in the *Hospital Fair Competition Act* restricting existing specialty hospitals.

The legislation did require that a plan be developed to address the following issues regarding specialty hospitals: (1) proportionality of investment return; (2) bona fide investment; (3) annual disclosure of investment information; (4) the provision of care to patients who are eligible for medical assistance under Title XIX of the *Social Security Act* and Charity Care; and (5) appropriate enforcement.

The revised language crafted by members of the Conference Committee passed both the House and Senate, was signed and became law.

Under the previously applicable provisions of the *Medicare Prescription Drug, Improvement, and Modernization Act of 2003*, it is was possible that physicians licensed to practice medicine in the United States (or immediate family members) could become indirect investors in the MFC Partnerships if they become holders of IPSs or owners of interests in entities that hold IPSs. It was of further concern that ownership of IPS units by physicians could be construed as exceeding the cap on the number of physician owners imposed by the *Medicare Prescription Drug, Improvement and Moratorium Act of 2003.* As a result of these concerns, the Issuer initially would not sell IPSs directly to physicians who were licensed in the United States (or their immediate family members). Moreover, if the Issuer became aware of any direct or indirect interest of a physician licensed in the United States (or his or her immediate family members), the Issuer would promptly require the sale of the IPSs of such physician (or his or her immediate family member) or, in the case of indirect investments, of the owner of the IPSs, or in certain circumstances sell such IPSs on behalf of the owner. Based on the expiration of the 18-month moratorium and, the Budget Reconciliation Bill as currently drafted, the previous limitation on adding physician investors above the number of physician investors which existed on November 18, 2003 could no longer be applicable. As a result, it is likely, although not certain, that Issuer will remove the restriction prohibiting ownership by U.S. physicians, except for those physicians licensed in South Dakota, Oklahoma, or in any state which Issuer may subsequently acquire a specialty hospital. Additionally, if Issuer becomes aware of any direct or indirect interest of a physician licensed in South Dakota, Oklahoma, or other states in which Issuer may subsequently acquire an interest in a specialty hospital, the Issuer will promptly require the sale of the IPSs of such physician, his or her immediately family members or, in the case of indirect investments, of the owner of the IPSs, or in certain circumstances sell such IPSs on behalf of the owners. There can be no assurance that the courts and regulatory authorities will agree with Issuer's interpretation, and a contrary determination would result in the prohibition of referrals by all direct and indirect physician investors to the MFC Hospitals of their Medicare, Medicaid and other federal healthcare patients and possibly denial and refund of payments and the imposition of significant civil monetary penalties and/or recoveries under the False Claims Act. Any or all of these consequences would have a material adverse impact on the MFC Hospitals, the MFC Partnerships and the Issuer and the holders of IPSs, Common Shares and Subordinated Notes.

There can be no assurance that the *Stark Act* or other physician self-referral laws or regulations, including without limitation, the "Phase II Regulations of Stark II", will not be enacted or promulgated in the future which prohibit or restrict ownership in the MFC Partnerships by physicians or referrals by the physician investors to the MFC Hospitals. If the physician investors in the MFC Partnerships are prohibited from making referrals to the MFC Hospitals, there will be a material adverse effect on the operations of the MFC Partnerships. In addition, there can be no assurance that investment in the MFC Partnerships by physicians will not be challenged by government enforcement agencies, or if challenged, that such structure and investments will be upheld by a court or administrative agency as not violating the *Stark Act.*

Anti-Kickback Statute

The *Federal Medicare/Medicaid Anti-Fraud and Abuse Amendments to the Social Security Act* (the "Anti-Kickback Statute") make it a criminal felony offence knowingly and wilfully to offer, pay, solicit or receive remuneration in order to induce business for which reimbursement is provided under the Medicare or Medicaid programs. In addition to criminal penalties, including fines of up to $25,000 and five years imprisonment, violations of the Anti-Kickback Statute can lead to civil monetary penalties and exclusion from Medicare, Medicaid and certain other state and federal healthcare programs. The scope of prohibited conduct in violation of the Anti-Kickback Statute is broad and includes economic arrangements involving hospitals, physicians and other healthcare providers, including joint ventures. There is limited caselaw interpreting the broad provisions of the Anti-Kickback Statute. In general, these decisions have held that if any purpose of a payment (including indirect remuneration) is intended to induce referrals, the payments made could be in violation of the statute, even if the payments also are intended as compensation for services actually rendered. Because of the uncertainty regarding the interpretation of the Anti- Kickback Statute and the possibility that it would make harmless (and even beneficial) conduct illegal, Congress mandated the promulgation of "safe harbour" regulations. The Office of the Inspector General of the Department of Health and Human Services has promulgated regulations, which describe certain "safe harbour" arrangements that will not be deemed to constitute violations of the Anti-Kickback Statute. Absolute compliance with all elements of a safe harbour means that the activity will be immune from prosecution under the Anti-Kickback Statute and may not serve as a basis for exclusion. Failure to satisfy even one element of a safe harbour does not necessarily mean that the activity is illegal, but the activity is not afforded immunity from prosecution or exclusion. The safe harbours described in the regulations are narrow and do not cover a wide range of economic relationships which many hospitals, physicians and other healthcare providers consider to be legitimate business arrangements not prohibited by the statute.

The MFC Partnerships are not currently in complete compliance with any safe harbour and Management anticipates that they will not satisfy all of the requirements of a safe harbour in the future. However, the MFC Partnerships are in substantial compliance with several elements of safe harbours that are available for physician owned ambulatory surgery centers and consistent with the requirement of several safe harbours that distributions to investing physicians be based on their relative ownership interests and not on their referrals. While Management believes that the MFC Partnerships would have substantial arguments in the event of a challenge alleging violations of the Anti-Kickback Statute, there is no guarantee that such allegations could not be successfully brought. The potential success of such allegations would be dependent on the facts and circumstances surrounding the MFC Hospitals and their operations. If the MFC Partnerships are challenged successfully under the Anti-Kickback Statute, the physician investors could be precluded from referring patients to the MFC Hospitals, resulting in termination of, or other adverse consequences to, the operations of the MFC Hospitals. In addition, the MFC Partnerships and their physician investors could be subject to sanctions, including loss of professional licenses, exclusion from the Medicare and Medicaid programs, and substantial fines and/or imprisonment. Additionally, there can be no assurance that other anti-kickback laws or regulations will not be enacted in the future that could have a material adverse effect on the MFC Partnerships.

Patient Records and Confidentiality

In 1996, Congress enacted the *Health Insurance Portability and Accountability Act* ("HIPAA"). HIPAA includes a number of "administrative simplification" provisions designed to: (i) streamline the electronic transmission of health claims; and (ii) protect the privacy and security of patient health information.

Although Congress did establish some requirements in HIPAA itself, it delegated authority to the Secretary of the United States Department of Health and Human Services (the "Secretary"), to develop and implement specific regulatory standards as well as to enforce those standards. The Secretary has promulgated regulations for the three major components of HIPAA's administrative simplification provisions, which are discussed in greater detail below.

One major focus of HIPAA is in the area of electronic data interchange. Specifically, the regulations require all healthcare providers, healthcare clearinghouses and health plans who submit electronic transactions to do so in a nationally standardized format. The purpose is to allow for uniformity in claims and other electronic data communications between payors and providers. The regulations only apply to providers who submit claims electronically. As part of the requirements, the Secretary has published implementation standards for providers to use when transmitting electronic data. The final compliance date for these standards was April 20, 2005. As at December 31, 2005, the MFC Partnerships were in compliance with HIPAA. It is possible that compliance costs related to the subsequently enacted transactions regulations could require the MFC Partnerships to make a further capital outlay. Moreover, any failure by the MFC Partnerships, their billing agents, and/or third party payors to comply with the transaction code set standards could result in substantial and possibly prolonged interruptions in the cash flow of the MFC Partnerships.

Federal privacy regulations issued pursuant to HIPAA require health care providers (among other "covered entities" regulated by HIPAA) to protect the confidentiality of patient health information in any form, including electronically stored or transmitted information. Penalties for violation of the regulations range from civil fines to (in extreme circumstances involving intentional violations for financial gain) up to ten years imprisonment. In addition to requiring patient authorization for many uses and disclosures of health information, the HIPAA privacy regulations contain many administrative requirements designed to ensure that covered entities exercise prudent privacy practices. For example, HIPAA requires that covered entities: maintain detailed records of all disclosures of a patient's data, and make these records available to the patient upon his or her request; give patients the right to access, inspect, and request amendments to their health records; develop and adhere to strict privacy policies and furnish privacy notices to patients; provide privacy training for all employees; implement physical, technical, and administrative safeguards to prevent intentional or accidental misuse of health information; and designate a "privacy officer" to oversee implementation of these requirements.

The HIPAA regulations also address the security of provider information. The requirements are directed to ensure that electronic health information pertaining to patients remains secure. The regulations require organizations to evaluate existing security and confidentiality policies, as well as technical practices and procedures, including access controls, audit trails, physical security and disaster recovery, protection of remote access points, protection of external electronic communications, and software and system assessment. The MFC Partnerships have incurred substantial costs to comply with these requirements.

Other Matters

Insurance

Each MFC Partnership maintains medical professional liability insurance on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. Each MFC Partnership also maintains general liability and umbrella coverage on a claims-made basis. The cost and availability of such coverage has varied widely in recent years. Management believes that the insurance policies are adequate in amount and coverage for the operation of the surgical facilities, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Environmental Issues

Each MFC Partnership's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment and human health and safety. The operations of the MFC Partnerships include the use, generation and disposal of certain hazardous substances. Management believes that the operations of the MFC Partnerships have been in substantial compliance with the terms of applicable environmental laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on the MFC Partnership's business or financial position. No MFC Partnership has reported any existing or potential environmental issues at any of the facilities, nor has it received any inquiry or notice that has resulted, or may reasonably be expected to result in, actual or potential proceedings, claims, lawsuits or losses related to environmental liabilities.

Litigation

Each MFC Partnership is involved in various litigation matters that occur in the ordinary course of business, none of which Management believes will have any material adverse effects on the financial and operating performance of the MFC Partnerships.

THE ISSUER

Description of IPSs

As at December 31, 2005, there were 28,011,535 IPSs issued and outstanding. Each IPS represents: (a) one Common Share; and (b) Cdn$5.90 aggregate principal amount of 12.5% Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after 90 days from the date of original issuance or upon the occurrence of a change of control of the Issuer, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Issuer's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Issuer;

- exercise by the Issuer of its right to redeem all or a portion of the Subordinated Notes, which may be represented by IPSs at the time of such redemption;

- the date on which the principal amount outstanding on the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or

- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository.

Book-Entry Settlement and Clearance

CDS acts as securities depository for the IPSs, and the Subordinated Notes and Common Shares represented by the IPSs, which are referred to collectively as the "Securities." The IPSs and the Subordinated Notes and Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates have been issued in fully-registered book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs, an investor must do so through direct and indirect CDS participants. The participant through which a purchase is made will receive a credit for the applicable number of Securities on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner," is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities will be subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable security except in the event that use of the book-entry only system for the securities is discontinued.

Cross-market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Separation and recombination. Any voluntary or automatic separation of IPSs and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected, will be credited and debited for the applicable securities on CDS's records.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

CDS will not consent or vote with respect to the securities. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS's consent or voting rights to those direct participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

The Issuer and the Trustee under the Subordinated Note indenture will make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, the Issuer or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Issuer and the Trustee under the Subordinated Note indenture will be responsible for the payment of all amounts to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depository with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to the Issuer and the Trustee under the Subordinated Note indenture. If CDS discontinues providing its service as securities depository with respect to the IPSs and the Issuer is unable to obtain a successor securities depository, an investor will automatically take a position in the component securities and the Issuer will print and deliver certificates representing the IPSs. If CDS discontinues providing its service as securities depository with respect to the Common Shares or Subordinated Notes and the Issuer is unable to obtain a successor securities depository, the Issuer will print and deliver to the investor certificates for those securities and the investor will automatically take a position in the securities and the Issuer will print and deliver certificates for the Common Shares and Subordinated Notes.

Also, in the event that the Issuer decides to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depository) the Issuer will print and deliver to the investor certificates for the Common Shares and Subordinated Notes the investor may own.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that the Issuer believes to be reliable, including CDS, but the Issuer takes no responsibility for its accuracy.

Neither the Issuer nor any trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the securities, or
- any payments to, or the providing of notice, to participants or beneficial owners.

Procedures relating to subsequent issuances. The indenture governing the Subordinated Notes and the agreements with CDS provides that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the principal amount of Subordinated offered in the IPO.

Share Capital of the Issuer

The authorized share capital of the Issuer consists of an unlimited number of Common Shares. As at December 31, 2005, all of the issued and outstanding Common Shares are represented by IPSs.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Issuer, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Description Of Subordinated Notes

As at December 31, 2005, Cdn$165,268,057 principal amount of Subordinated Note were outstanding. The Subordinated Notes have been issued under the Indenture between the Issuer and the Trustee. The following is a brief summary of the terms of the Indenture and is subject to, and qualified in its entirety by, all of the provisions of the Indenture, which is specifically incorporated by reference herein. A copy of the Indenture is available on SEDAR at www.sedar.com.

Market

In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and holders of such Subordinated Notes may not be able to resell them.

Interest Rate

The interest rate on the Subordinated Notes is 12.5% per annum.

Record and Payment Dates

Interest is paid monthly in arrears on the 15th day of each month (or the next Business Day if such day is not a Business Day) (the first Business Day after May 15), to holders of record on the last Business Day of the preceding month.

Principal Repayment

The Subordinated Notes provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Issuer.

Maturity Date

The Subordinated Notes will mature on March 29, 2014. The Issuer may extend the maturity of the Subordinated Notes for two additional successive five-year terms provided that certain conditions are satisfied.

Optional Redemption

On or after the fifth anniversary of the Closing, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after the fifth anniversary but before the sixth anniversary of the Closing; (ii) 104% of such amount where the redemption occurs on or after the sixth anniversary but before the seventh anniversary of the Closing; (iii) 103% of such amount where the redemption occurs on or after the seventh anniversary but before the eighth anniversary of the Closing; (iv) 102% of such amount where the redemption occurs on or after the eighth anniversary but before the ninth anniversary of the Closing; (v) 101% of such amount where the redemption occurs on or after the ninth anniversary but before the tenth anniversary; and (vi) 100% of such amount on maturity. Any exercise by the Issuer of its option to redeem Subordinated Notes, in whole or in part, will result in an automatic separation of the IPS into a Common Share and Subordinated Notes.

Change of Control

Upon the occurrence of a change of control, the Issuer will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depositary, and receives delivery of the underlying Common Shares and Subordinated Notes.

Subco Notes and Subco Guarantees

Upon Closing, each Holding Entity transferred 100% of its partnership interests (49% of each MFC Partnership) in its related MFC Partnership to its related Subco in consideration for 100% of the membership interests in the Subco and the delivery of subordinated notes of Subco (the "Subco Notes"). The material terms of the Subco Notes are substantially similar to the Subordinated Notes with the rate, term and default provisions, as applicable, being identical. The initial aggregate principal amount of all Subco Notes is equal to 96.08% of the initial aggregate principal amount of the Subordinated Notes, to reflect the initial 49:51 ownership ratio, which proportion will adjust upon any exchanges of Exchangeable Interests for IPSs. Each MFC Partnership has provided a limited cash flow guarantee ("Subco Guarantee") of its related Subco's cash flow obligations on the Subco Notes to the same extent and subject to the same limitations as the Subordinated Note Guarantees. The Subco Guarantees are not a guarantee of the repayment of principal of the Subco Notes.

Security and Subordinated Note Guarantees

The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Medical Facilities USA and unconditionally guaranteed by Medical Facilities USA, which guarantee is secured by a pledge of Medical Facilities USA's interests in each MFC Partnership.

The Subordinated Notes are also supported by a limited cash flow guarantee provided by each MFC Partnership (the "Subordinated Note Guarantees"), subject to certain limitations. The Subordinated Note Guarantees are not a guarantee of the repayment of principal of the Subordinated Notes.

The amount of the guarantee under the Subordinated Note Guarantees and Subco Guarantees will not be increased by the issuance of additional IPSs other than as a result of an exchange of Exchangeable Interests in respect of an MFC Partnership, in which case the amount of the related Subco Guarantee will be reduced proportionately and the Subordinate Note Guarantee will be increased proportionately to reflect the proportionate increase in Medical Facilities USA's partnership interest in such MFC Partnership.

Ranking

The Subordinated Notes are secured senior subordinated indebtedness of the Issuer and are subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Issuer but will rank senior to all unsecured indebtedness of the Issuer. Because the Issuer is a holding company and conducts no independent operations, the Subordinated Notes are structurally subordinate to the obligations of the Issuer's subsidiaries (other than Medical Facilities USA), including the MFC Partnerships (except for the holders' rights and remedies under the Subordinated Note Guarantees which in prescribed circumstances will effectively result in the right to interest payments on the Subordinated Notes ranking *pari passu* with all unsecured indebtedness of the MFC Partnerships).

Restrictive Covenants

The Indenture contains the following covenants with respect to the Issuer that restrict:

- the incurrence of additional indebtedness;
- the payment of dividends on, and repurchase of, Common Shares;
- a number of other restricted payments, including investments;
- specified sales of assets;
- specified transactions with affiliates;
- the creation of a number of liens; and
- consolidations, mergers and transfers of all or substantially all of the Issuer's assets.

The limitations and prohibitions described above are subject to a number of important qualifications and exceptions. For a more detailed description, please refer to the Indenture available on SEDAR at www.sedar.com.

Limitations on U.S. Licensed Physician Ownership

General

The *Stark Act* prohibits the MFC Partnerships (as owners of MFC Hospitals) from increasing the number of physicians licensed in the U.S. (or family members thereof) who are investors, which may include holders of IPSs, Common Shares and Subordinated Notes.

Shareholdings

Previously the uncertainty regarding the interpretation of the *Stark Act* and whether or not a physician investor holding an interest in the IPSs or Common Shares constitutes a physician investor in any of the MFC Partnerships, the Issuer had adopted restrictions in its articles that restricted any physician licensed to practice in the U.S. (or any immediate family member thereof) from owning IPSs or Common Shares. The articles of the Issuer gave the Issuer's directors the authority to prohibit the issue or transfer of the IPSs and Common Shares to any person who is a physician licensed to practice in the U.S. (or an immediate family member) that would result in a violation of the *Stark Act*. An immediate family member is defined to mean husband or wife; natural or adoptive parent, child, or sibling stepparent; stepchild, stepbrother, or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild.

The articles of the Issuer also provided that, before an issue or transfer of IPSs, Common Shares or any other security is recorded on the register of the Issuer, the purchaser or transferee, as the case may be, may be required to submit to the Issuer or its agents a declaration as to its beneficial ownership of such securities, its citizenship and occupation and such other matters as the board of directors of the Issuer could deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration could also be required at any time when proxies are being solicited from shareholders or noteholders, before or at any meeting of shareholders or at any time when, in the opinion of the board of directors of the Issuer, the holding of IPSs or Common Shares by any person who is a licensed physician in the U.S. (or an immediate family member) should be prohibited. Shareholders of the Issuer are accordingly restricted from selling their IPSs or Common Shares to any person who is a physician licensed to practice in the U.S. (or an immediate family member) which would result in a violation of the *Stark Act.*

Notwithstanding the foregoing, if the board of directors determined that a physician licensed to practice in the U.S. (or an immediate family member) holds IPSs or Common Shares which would result in a violation of the *Stark Act*, the board of directors may send a notice requiring such holder to sell the beneficial interest in the securities to persons who are not physicians licensed to practice in the U.S. (or an immediate family member) within a specified period of not less than 10 days. If a beneficial owner of IPSs or Common Shares receiving such notice has not sold the specified securities or provided the board of directors with satisfactory evidence that the holder is not a physician licensed to practice in the U.S. (or an immediate family member) within such period, the board of directors may, on behalf of such beneficial owner sell such securities and, in the interim, will suspend the voting and distribution rights attached to such securities. Upon such sale, the affected beneficial owner of IPSs or Common Shares will cease to be the beneficial owner of such securities and his or her rights will be limited to receiving the net proceeds of such sale. The board of directors would have had no liability for the amount received upon such sale provided that they act in good faith. The Issuer intends to modify the above provisions to allow for physicians licensed in the United States to own, directly or indirectly, IPSs or common shares, except that physicians licensed in South Dakota, Oklahoma, or any other state in which Issuer acquires an interest in a specialty hospital would continue to be prohibited from owing, directly or indirectly, IPSs or common shares, and said potential ownership by physicians licensed in these states would continue to be subject to the declaration and repurchase provisions which were previously applicable to all physicians licensed in the United States.

Subordinated Notes

The Indenture contains substantively identical provisions concerning the Subordinated Notes as described above under "Shareholdings", including the right to compel a physician licensed to practice in the U.S. (or an immediate family member) to dispose of the Subordinated Notes.

Limitation on U.S. Resident Ownership

In order to ensure that the Issuer is exempt from the registration requirements as an investment company under the *Investment Companies Act of 1940* (the "1940 Act"), the Issuer introduced the restriction that at no time may more than 100 U.S. persons (using the principles of counting for purposes of Section 3(c)(1) of the 1940 Act) be the beneficial owners of the IPSs, the Subordinated Notes or the Common Shares, nor may any U.S. person be the beneficial owner of more than 10% of the IPSs, the Subordinated Notes or the Common Shares (the "Ownership Restriction"). The Issuer may require declarations as to the jurisdictions in which beneficial owners of IPSs, the Subordinated Notes or the Common Shares are resident. If the Issuer becomes aware that either of the foregoing limitations may be contravened, the transfer agent and registrar will make a public announcement and will not accept a subscription for IPSs, the Subordinated Notes or the Common Shares from or issue or register a transfer of IPSs, the Subordinated Notes or the Common Shares to a person unless the person provides a declaration that the person is not a U.S. person. If, notwithstanding the foregoing, the Issuer determines that more than 100 U.S. persons are beneficial owners of IPSs, the Subordinated Notes or the Common Shares (on either a non-diluted or fully-diluted basis), the Issuer may send a notice to the U.S. holders of IPSs, the Subordinated Notes or the Common Shares, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Issuer may consider equitable and practicable, requiring them to sell their IPSs, the Subordinated Notes or the Common Shares or a portion of their IPSs, the Subordinated Notes or the Common Shares within a specified period of not less than 10 days. If the holders of IPSs, the Subordinated Notes or the Common Shares receiving the notice have not sold the specified number of IPSs, the Subordinated Notes or the Common Shares, as applicable, or provided the Issuer with satisfactory evidence that they are not U.S. persons within that period, the Issuer may, on behalf of those holders of IPSs, the Subordinated Notes or the Common Shares, sell those IPSs, the Subordinated Notes or the Common Shares, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those IPSs, the Subordinated Notes or the Common Shares. Upon that sale, the affected holders will cease to be holders of the IPSs, the Subordinated Notes or the Common Shares, as applicable, and their rights will be limited to receiving the net proceeds of the sale.

Recently, the Issuer was advised by counsel that it was unlikely that the removal of the Ownership Restriction would cause the Issuer to become subject to the registration requirements as an investment company under the 1940 Act. Based on this analysis, management is of the view that amending the company's articles of continuance to remove the Ownership Restriction would be advantageous to the Issuer, and it is contemplated that this issue will be considered at the Issuer's annual meeting of securityholders on May 12, 2006.

Distribution Policy

The Issuer pays interest on the Subordinated Notes and dividends on the Common Shares (if declared) on the 15th day of each month (or the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month. The distributions consist of:

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by the Issuer's board of directors and permitted by applicable law. The Issuer has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn$0.3625 per IPS;

after:

- making interest payments at an annual rate of 12.5% of the aggregate principal amount of the Subordinated Notes represented by an IPS or approximately Cdn$0.7375 per IPS per year;
- satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable reserves for working capital and other expenses.

The Issuer may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

The Subordinated Note indenture contains restrictions on the ability of the Issuer to declare and pay dividends on the Common Shares. The board of directors of the Issuer may, in its discretion, modify or repeal the Issuer's current dividend policy. No assurances can be made that the Issuer will pay dividends at the level contemplated in the future or at all. Assuming that the Issuer makes the scheduled interest payments on the Subordinated Notes and pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn$1.10 per year per IPS in dividends on the Common Shares and interest on the Subordinated Notes.

Distributions paid to IPS Holders

Distributions of Cdn$0.0917 were paid on the 15th day of each month of 2005 (or the next Business Day, if such day was not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month. Total distributions for 2005 were as follows:

Record Date	Dividend Per Common Share (Cdn$)	Interest Payment on Subordinated Note (Cdn$)	Total Distribution Per IPS (Cdn$)
January 31	0.0302	0.0615	0.0917
February 28	0.0302	0.0615	0.0917
March 31	0.0302	0.0615	0.0917
April 30	0.0302	0.0715	0.0917
May 31	0.0302	0.0615	0.0917
June 30	0.0302	0.0615	0.0917
July 31	0.0302	0.0615	0.0917
August 31	0.0302	0.0615	0.0917
September 30	0.0302	0.0615	0.0917
October 31	0.0302	0.0615	0.0917
November 30	0.0302	0.0615	0.0917
December 31	0.0302	0.0615	0.0917
Total 2005 Distributions	0.3624	0.7380	1.1004

During the Issuer's first fiscal year, the Issuer paid an initial cash distribution of Cdn$0.1005 on May 17, 2004 for the period beginning March 29, 2004 and ending April 30, 2004 to holders of record at the close of business on April 30, 2004. Additional distributions of Cdn$0.0917 were paid on the 15th day of each subsequent month (or the next Business Day, if such day was not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month. Total distributions for 2004 were as follows:

Record Date	Dividend Per Common Share (Cdn$)	Interest Payment on Subordinated Note (Cdn$)	Total Distribution Per IPS (Cdn$)
April 30	0.0331	0.0674	0.1005
May 31	0.0302	0.0615	0.0917
June 30	0.0302	0.0615	0.0917
July 31	0.0302	0.0615	0.0917
August 31	0.0302	0.0615	0.0917
September 30	0.0302	0.0615	0.0917
October 31	0.0302	0.0615	0.0917
November 30	0.0302	0.0615	0.0917
December 31	0.0302	0.0615	0.0917
Total 2004 Distributions	0.2747	0.5594	0.8341

Administration

The issuer directly administers its reporting and other public issuer obligations, with assistance from Medical Facilities USA, as required. A portion of the costs of such obligations for each year, which portion will reduce proportionately as Exchangeable Interest are exchanged and which will in no event exceed $392,000 per annum (in the aggregate), are borne by the Holding Entities (through reduced distributions to the Subcos on the Retained Interest) based on the Subcos' ownership interest in the MFC Partnerships determined on a fully diluted Bases. The Issuer is responsible for the first $350,000 in each year and any obligations that exceed the maximum $392,000 obligation of the Holding Entities.

MEDICAL FACILITIES USA

Capital of Medical Facilities USA

The authorized capital of Medical Facilities USA consists of an unlimited number of membership interests. As at December 31, 2005, 100% of the outstanding membership interests of Medical Facilities USA were owned by the Issuer.

The membership interests carry one vote per interest on all matters to be voted on at all meetings of members. Holders of membership interests are entitled to receive distributions as and when declared by the board of managers. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Medical Facilities USA, the holders of membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Distribution Policy

The board of managers of Medical Facilities USA has adopted a dividend policy pursuant to which Medical Facilities USA will distribute its available cash to the maximum extent possible, subject to applicable law, by way of monthly distributions on its membership interests or other distributions on its securities after:

- satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any; and
- satisfying its other expense obligations, including administration expenses, and withholding and other applicable taxes.

Operating Agreement

The Issuer, Medical Facilities USA and each Original Subco entered into the Operating Agreement upon Closing of the IPO with respect to operations and affairs of Medical Facilities USA. The following is a summary of certain provisions of the Medical Facilities USA Operating Agreement, which summary is not intended to be complete. Reference is made to the Medical Facilities USA Operating Agreement for a complete description and the full text of its provisions.

Managers

The Operating Agreement provides for a board of managers consisting of eleven managers of Medical Facilities USA. A majority of the managers must be U.S residents. All representatives of the MFC Partnerships must be US residents. The board of managers of Medical Facilities USA is currently comprised of a majority of managers unrelated to Medical Facilities USA and the MFC Partnerships, as follows:

- six representatives of the Issuer (the five directors of the Issuer and one individual designated by the Issuer); and
- five representatives of the MFC Original Partnerships, specifically two representatives of Black Hills; two representatives of Sioux Falls and one representative of Dakota Plans.

The board representatives rights of the MFC Original Partnerships will be adjusted as the Original Subcos' aggregate ownership of IPSs on a Full Diluted Basis is reduced. "Fully Diluted Basis" means the proportion that the Retained Interests represent of the outstanding IPSs from time to time on a fully exchanged basis assuming for such purpose that the Continuing Interests are exchangeable on the same basis as the Exchangeable Interests. The MFC Partnerships' board representation rights will be adjusted as follows (provided that the MFC Partnerships may agree to adjust their board representation rights as between themselves to reflect changes in their respective ownership):

Ownership on Fully Diluted Basis	Board Representation Rights
More than or equal to 20%	5 representatives, 2 from each of Black Hills and Sioux Falls, and one from Dakota Plains
Less than 20% but not less than 15%	3 representatives, one from each MFC Partnership
Less than 15% but not less than 10%	2 representatives, one from each of Black Hills and Sioux Falls
Less than 10%	No representative

Special Approvals

In addition to majority approval of the board of managers of Medical Facilities USA, for so long as the MFC Partnerships' aggregate Retained Interests constitute not less than 20% of the IPSs on a Fully Diluted Basis, the approval of not less than four of the MFC Partnerships' representatives on the board of managers of Medical Facilities USA will be required for Medical Facilities USA to: (i) other than in connection with an event of default under the Indenture or at any time following a realization by the holders of Subordinated Notes of the security granted by Medical Facilities USA in support of the Subordinated Notes, enter into a merger, consolidation, combination or other material transaction of a similar nature; (ii) other than in connection with an event of default under the Indenture or at any time following a realization by the holders of Subordinated Notes of the security granted by Medical Facilities USA in support of the Subordinated Notes, directly or indirectly sell or otherwise dispose of all or substantially all of its assets; (iii) adopt any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing of Medical Facilities USA or to commence any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) enter into lines of business (not including new lines of procedures) other than those currently carried on; (v) change its fiscal year (unless required or indicated for tax reasons) or make a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vi) take, or permit, any action which would prevent the business from continuing on an ongoing basis; or (vii) agree to do any of the preceding. Subject to the foregoing, such approval of the representatives of the MFC Partnerships is not required for issuances of securities of, or acquisitions by, Medical Facilities USA.

Executive

The managers have the exclusive authority to manage the business and affairs of Medical Facilities USA, to make all decisions regarding Medical Facilities USA and to bind Medical Facilities USA. The managers have appointed a chief executive officer, a president and a chief financial officer. Day-to-day responsibility for the public issuer obligations of the Issuer have been delegated to the Medical Facilities USA executive (financial reporting, timely and continuous disclosure, etc.). The board of managers has appointed an acquisitions committee, which meets all regulatory guidelines that would apply if Medical Facilities USA were a listed reporting issuer.

Amendment

The Operating Agreement provides that it can only be amended, modified or waived with the approval of the Issuer, Medical Facilities USA and each Original Subco.

THE MFC PARTNERSHIPS

Capital of the MFC Partnerships

Medical Facilities USA owns the partnership interest in each MFC Partnership and the Existing Partners of each MFC Partnership owns the partnership interest in its respective MFC Partnership as set out in the chart below.

MFC Partnership	Subco Interest	Medical Facilities USA Interest
Sioux Falls	49%	51%
Black Hills	47.05%	52.95%
Dakota Plains	49%	51%
OSH	49%	51%

The partnership interests carry such number of votes equal to the partnership interest on all matters to be voted on at all meetings of partners. Holders of partnership interests are entitled to their pro rata distribution equivalent to their partnership interest as and when declared by the management committee of the MFC Partnership. Upon the voluntary or involuntary liquidation, dissolution or winding-up of a MFC Partnership, the holders of partnership interests will be entitled to share rateably in the remaining assets available for distribution, after payment of all liabilities.

Distribution Policy

The management committee of each MFC Partnership has adopted a policy that each MFC Partnership will distribute its available cash to the maximum extent possible, subject to applicable law and to compliance with their existing credit facilities, by way of monthly distributions on its partnership interests or other distributions on its securities, after:

- satisfying its debt service obligations under its Credit Facility or any other credit facilities or any other agreements with third parties;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to Medical Facilities USA's prior approval in certain circumstances.

Capital expenditures of each MFC Partnership and other expenditures may be financed:

- by borrowings under its credit facilities;
- by additional issuances of securities to Medical Facilities USA and/or its related Subco;
- from the working capital and cash flow of the business; and/or
- by seller and vendor financing or other third party borrowings.

Subject to certain limitations and exceptions, each MFC Partnership, and the MFC Partnerships as a group, will be limited as to the amount of liabilities which may be incurred.

Partnership Agreements

The following is a summary of certain provisions of the Partnership Agreements, each entered into by Medical Facilities USA, an MFC Partnership and its respective Subco, which summary is not intended to be complete. Each Partnership Agreement has substantially similar terms. Reference is made to each Partnership Agreement for a complete description and the full text of its provisions.

Managers

The management committee of each MFC Partnership is comprised of persons elected by the board of managers of the affiliated Subco and one representative of Medical Facilities USA designated by the Issuer representatives on the Medical Facilities USA board of managers. Executive management is determined for each MFC Partnership by its management committee.

Budget

Each MFC Partnership is responsible for preparing a budget for the following fiscal year by October 31 of each year, addressing projected revenue, expenditure and distributions. Any such budget which (i) reflects a material change (increase of 15% or more) in capital expenditures, reserves, debt or debt service obligations or significant expense items (specifically labour, overhead or any other expenses item representing more than 15% of revenue), (ii) contemplates a reduction in distributions over the previous year, or (iii) contemplates the incurrence of any extraordinary or non-recurring items will be subject to approval of the Medical Facilities USA board of managers. In the event that the MFC Partnership and Medical Facilities USA do not agree on a proposed budget, Medical Facilities USA will be entitled to establish the budget for the MFC Partnership.

Fundamental Decisions

For each MFC Partnership, (i) any expenditure deviations from the budget for the then current year in an aggregate amount exceeding the lesser of (A) CPI plus 5% of budgeted cash flow (calculated in a prescribed manner) for the then current fiscal year; and (B) $1.5 million; (ii) any reduction in distributions from budgeted amounts, and for each MFC Original Partnership (iii) any incurrence of indebtedness which would cause the MFC Partnerships alone, or the MFC Partnerships in the aggregate, to exceed certain limitations will be subject to approval of the Medical Facilities USA board of managers. In addition, the following fundamental transactions on the part of the MFC Partnerships will be subject to the approval of the Medical Facilities USA board of managers: (i) entering into a merger, consolidation, combination or other material transaction of that nature; (ii) directly or indirectly selling or otherwise disposing of all or substantially all of its assets; (iii) adopting any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing the MFC Partnership or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) consummating an acquisition or acquisitions or entering into contracts (other than payor contracts or those relating to capital expenditures contemplated in the budget which would result in expenditures in excess of certain prescribed limits; (v) entering into lines of business other than those currently carried on (not including new lines of surgery); (vi) changing its fiscal year or making a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vii) taking, or permitting, any action which would prevent the business from continuing on an ongoing basis; (viii) issuing, redeeming, purchasing, transferring or agreeing to the transfer of any partnership interests (subject to rights of exchange of the Exchangeable Interests); (ix) a substantive change to the MFC Partnership's distribution policy; (x) entering into material transactions outside of the normal course of business; or (xi) agreeing to do any of the preceding. The incurrence of indebtedness or liens in excess of $500,000 in a twelve-month period (other than indebtedness to fund distributions) on the part of the MFC Original Partnership's and any amendment to the lease arrangements with Memorial Property Holdings LLC on the part of the Spine Hospital also require the approval of the Medical Facilities USA board of managers. The numerical thresholds will adjust annually based on the CPI.

Limitation on Liabilities

The MFC Partnerships are prohibited from exceeding, without the consent of Medical Facilities USA, aggregate liabilities incurred in the ordinary course, other than excluded liabilities, of $5 million in respect of Black Hills, Sioux Falls and OSH and $2 million in respect of Dakota Plains. The definition "excluded liabilities" includes: any secured indebtedness of the MFC Partnership existing as at March 29, 2004 for the MFC Original Partnerships and as at June 21, 2005 for the Spine Hospital including liabilities arising from or relating to the Subordinated Note Guarantees and/or the Subco Guarantees; the OSH Subordinate Note Guarantee and/or the OSH Subco Guarantee; any indebtedness incurred in the ordinary course secured by the MFC Partnership's accounts receivables and/or inventory; capital equipment financing secured by the equipment; and any fixed asset mortgages incurred in the ordinary course. Identical prohibitions are contained in each Subordinated Note Guarantee and Subco Guarantee as well as the OSH Subordinate Note Guarantee and the OSH Subco Guarantee.

Ownership Restrictions

Each Subco is prohibited from selling or transferring its Retained Interest (other than exchanges of the Exchangeable Interest) in the applicable MFC Partnership without the approval of the board of managers of Medical Facilities USA.

Senior Management of MFC Partnerships

The board of managers of Medical Facilities USA has the right to terminate any member of senior management of any of the MFC Partnerships if such officer is not terminated by the respective MFC Partnership in circumstances where (i) the officer has engaged in conduct which is fraudulent or grossly negligent, (ii) the officer has participated in or acquiesced to a material breach of the MFC Partnership's non-financial (including reporting) obligations to Medical Facilities USA, or (iii) the MFC Partnership for a given year materially underperforms its budget (other than a budget imposed by Medical Facilities USA unless such budget has been determined by an independent qualified arbiter to have been reasonably attainable) and such underperformance is in the reasonable opinion of the Medical Facilities USA board, attributable in material part to the officer's performance.

Reporting

Each MFC Partnership provides monthly financial reporting to Medical Facilities USA in such manner as Medical Facilities USA may reasonably request to support for: (i) Medical Facilities USA's discharge of its responsibility for the Issuer's financial disclosure requirements (including the Issuer's reporting requirements under the Indenture); and (ii) Medical Facilities USA's monitoring of budget compliance.

Management Services

Arrangements pursuant to which management services are provided by one MFC Partnership to another operate on the terms negotiated by the affected MFC Partnerships. The Holding Entity in relation to Sioux Falls compensates Sioux Falls on a cost-plus basis for the services, facilities, etc. of Sioux Falls made available to such Holding Entity to enable it to provide management services to the MFC Partnerships managed by such Holding Entity. The applicable Subco or Holding Entity reimburses the applicable MFC Partnership for all time spent by senior management of such MFC Partnership on activities related to the Subco or Holding Entity, at market rates (based on the executives' then current compensation).

Amendment

Each Partnership Agreement for each MFC Partnership provides that it can only be amended, modified or waived with the unanimous approval of the parties thereto.

SUBCOS

Each Original Subco is a South Dakota limited liability company. OSH's related Subco is an Oklahoma limited liability company.

Operating Agreement

The following is a summary of certain provisions of the Subco operating agreement, entered into between the Issuer, Medical Facilities USA, each Subco and each Holding Entity with respect to certain matters relating to each Holding Entity, which summary is not intended to be complete. Reference is made to the Subcos' operating agreements for a complete description and the full text of their provisions.

Ownership Restrictions

The Subco is not permitted to sell, transfer or pledge its partnership interests in the applicable MFC Partnership to a third party without the prior approval of the board of managers of Medical Facilities USA. The Subco does not require the approval of Medical Facilities USA to exchange its Exchangeable Interest. Further, the Subco will not transfer its partnership interests in the applicable MFC Partnership or transfer IPSs it receives upon exchange of the Exchangeable Interests, and no membership interests in the Subco may be transferred, if such transfer would adversely affect the MFC Partnership's exemption under the *Stark Act*.

Amendment

The Issuer and Medical Facilities USA have the right to approve any amendment to the operating agreement that would adversely affect their interests, including with respect to Subco's continued ownership of the Retained Interest.

Retained Interests

The Existing Partners in respect of each MFC Partnership indirectly hold 49% or less of the outstanding partnership interests in the respective MFC Partnership through their ownership interests in the related Holding Entity and the Holding Entity's ownership interest in the related Subco (please see "Ownership Structure").

Pursuant to the terms of the Exchange Agreement, each Subco is entitled to exchange 14% of the outstanding partnership interests in its related MFC Partnership (the "Exchangeable Interests") for IPSs (to the extent that such interest has not yet been exchanged). The balance of each Subco's partnership interests in its related MFC Partnership, representing a 35% partnership interest in such MFC Partnership, will not be exchangeable into IPSs or transferable by the respective Subco (the "Continuing Interests" and together with the Exchangeable Interests, the "Retained Interests").

Distributions on Retained Interests

The Retained Interest in each MFC Partnership entitles the related Subco to distributions on a pro rata basis equivalent to the distributions by such MFC Partnership to Medical Facilities USA. Consequently, prior to any exchange of Exchangeable Interests (whereupon the entitlements would be adjusted proportionately), each Subco will receive 49% of the distributions made by its related MFC Partnership, and Medical Facilities USA will receive 51% of such distributions. To date, only Black Hills has exercised its right to exchange a portion of its Exchangeable Interests and, as a result, its Subco is entitled to receive 47.05% of the distributions made by its related MFC Partnership.

Exchange Agreements

The following is a summary of certain provisions of the Exchange Agreements, which summary is not intended to be complete. Reference is made to each Exchange Agreement for a complete description and the full text of its provisions.

The Issuer, Medical Facilities USA and each Subco have entered into the Exchange Agreements. Subject to the limitations described below, the Exchange Agreements grant each Subco the right to periodically exchange all or any portion of its Exchangeable Interests in its related MFC Partnership for IPSs, based on the Exchange Ratio. The "Exchange Ratio" calculates the number of IPSs to be issued to a Subco in exchange for its Exchangeable Interests pursuant to a formula which considers factors such as the aggregate amount of cash distributed by the MFC Partnership to its related Subco in respect of the 12 month period (ending on the last day of the most recently completed fiscal quarter), the weighted average of the number of Retained Interests comprising partnership interests in the MFC Partnership owned by its related Subco during such period, as well as the aggregate amount of cash distributed to Medical Facilities USA by all MFC Partnerships, (and any other medical or surgical facilities in which Medical Facilities USA has an interest), in respect of the preceding 12 month (ending on the last day of the most recently completed fiscal quarter) and the weighted average number of IPSs outstanding during such period. For the purposes of exchange, the number of IPSs outstanding will be determined as if (i) no separations of IPSs into Common Shares and Subordinated Notes had occurred at any time, and (ii) no IPSs issued for cash were outstanding until the cash proceeds of its issuance were expended by the Issuer or its subsidiaries, and where fewer than 12 months have elapsed since Closing such lesser number of months will be the calculation period.

Exchanges will occur quarterly (on the fifth business day after the public release of financial information for the immediately preceding quarter). The number of Exchangeable Interests exchanged for IPSs in any fiscal quarter will be subject to the following thresholds applicable to the MFC Partnerships, collectively, (i) a maximum exchange equal to 3% of the number of IPSs outstanding on the effective date of the exchange ("Maximum Exchange Amount"), and (ii) a minimum exchange equal to 1.5% of the number of IPSs outstanding on the effective date of the exchange ("Minimum Exchange Amount"). The Minimum Exchange Amount will not apply if the related Subco elects to bear the administrative and other costs associated with such an exchange. The Exchange Agreements require that IPSs acquired on exchange be immediately sold, unless their retention would not affect the regulatory status of the MFC Partnerships.

Subject to the right of the related Subco to exchange its Exchangeable Interest, a member of a Holding Entity has the right to redeem 28.57% of his, her or its membership interests in the Holding Entity. The Holding Entity has the option of paying for such redeemed membership interests in cash or IPSs. For purposes of any such redemption into IPSs, a member's membership interests in the Holding Entity will be redeemed based on an exchange ratio which calculates the number of IPSs to be issued to a Subco in exchange for its Exchangeable Interests pursuant to a formula which considers factors such as the aggregate amount of cash distributed by the MFC Partnership to its related Subco in respect of the 12 month period (ending on the last day of the most recently completed fiscal quarter), the weighted average of the number of Retained Interests comprising partnership interests in the MFC Partnership owned by its related Subco during such period, as well as the aggregate amount of cash distributed to Medical Facilities USA by all MFC Partnerships, (and any other medical or surgical facilities in which Medical Facilities USA has an interest), in respect of the preceding 12 month (ending on the last day of the most recently completed fiscal quarter) and the weighted average number of IPSs outstanding during such period.

The Exchange Agreements also provide that, in the event that a purchaser offers to purchase more than 20% of the membership interests in Medical Facilities USA held by the Issuer pursuant to an agreement with the Issuer, or 20% of the outstanding Common Shares (directly or through purchasing IPSs) pursuant to a non-exempt take-over bid in respect of which the Issuer proposes to enter into a support agreement with such purchaser, then it will be a condition of any such agreement or support agreement that the purchaser will offer to purchase a pro rata portion of the Exchangeable Interests of the MFC Partnerships held by each Subco, on the same terms and subject to the same conditions as are applicable to the purchase of the membership interests of Medical Facilities USA held by the Issuer or the Common Shares of the Issuer in accordance with the formula and restrictions set out in the Exchange Agreements. If an unsolicited non-exempt take-over bid from a person acting at arm's length to holders of the Exchangeable Interests is made for the IPSs (or the underlying Common Shares) and a contemporaneous offer on the same terms and conditions is not made for the Exchangeable Interests, then provided not less than 20% of the IPSs (or Common Shares), other than IPSs held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror, are taken-up and paid for pursuant to the bid, then from and after the date of first take-up under the bid the Exchangeable Interests will be exchangeable at an exchange ratio which results in the Exchangeable Interests being exchangeable for 110% of the number of IPSs into which they were exchangeable under the exchange ratio previously in effect. With respect to proposed sales by a Subco of its Retained Interests, each Subco will be prohibited from transferring its Retained Interest (other than exchanges of Exchangeable Interests) without the approval of the board of managers of Medical Facilities USA.

On September 1, 2005, Black Hills' Subco, Black Hills Surgery, LLC, exchanged 611.87 partnership units held by it in Black Hills for 418,323 IPSs of the Issuer pursuant to the Exchange Agreements.

HOLDING ENTITIES

Each Original Holding Entity is a South Dakota limited liability company. OSH's related Holding Entity is an Oklahoma limited liability company.

Operating Agreement

The following is a summary of certain provisions of the Holding Entities' operating agreements, entered into between the Issuer, Medical Facilities USA, and each Holding Entity with respect to certain matters relating to each Holding Entity which summary is not intended to be complete. Reference is made to the Holding Entities' operating agreements for a complete description and the full text of their provisions.

Ownership Restrictions

The Holding Entity is not permitted to sell, transfer or pledge its membership interests in the respective Subco without the prior approval of the board of managers of Medical Facilities USA. Further, the Holding Entity will not transfer its membership interests in the applicable Subco if such transfer would adversely affect the MFC Partnership's exemption under the *Stark Act*.

Amendment

The governing document provides that the Ownership Provisions listed below can only be amended, modified or waived with the approval of the board of managers of Medical Facilities USA. The other provisions of the Operating Agreement of the Holding Entity will not require the approval of the Issuer or Medical Facilities USA.

Ownership Provisions

The operating agreement governing the business and affairs of each Holding Entity provides as follows (note that Put Rights are only available to members of the Original Holding Entities):

Mandatory Purchase and Sale

In the event that a member of a Holding Entity retires, dies, or becomes permanently disabled (each a "Mandatory Repurchase Event"), the member will have the obligation to sell and, subject to the limitations described below, the Holding Entity will have the obligation to repurchase, the membership interests held by such member (each a "Mandatory Repurchase").

Limited Put Rights of Members

During the months of June and December of each year, a member may give the Original Holding Entity written notice (which must be received by the Holding Entity in such month) of the member's desire to compel the Original Holding Entity to repurchase a designated number of membership interests (a "Put") and, subject to the limitations described below, the Original Holding Entity will repurchase the designated number of membership interests (a "Put Repurchase").

Closings

Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of January through June, and Put Repurchases which are the result of Puts in the month of June, will occur as soon as reasonably practicable after June 30 ("First Semester Repurchases"). Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of June through December, and Put Repurchases which are the result of Puts in the Month of December, will occur as soon as reasonably practicable after December 31 ("Second Semester Repurchases").

Limitations on Mandatory Repurchases and Put Purchases

The maximum number of membership interests that the Holding Entity will be required to repurchase in any year pursuant to Mandatory Repurchases and Put Repurchases will be four percent (4%) of the difference between the number of membership interests outstanding as of the end of the prior calendar year less the number of membership interests repurchased during the current year by reason of Mandatory Repurchase Events and Puts which occurred during the prior year but for which the closing occurred during the current year (the "Maximum Repurchase Obligation"). First Semester Repurchases in any given year will correspondingly reduce the available Maximum Repurchase Obligation for Second Semester Repurchases in such year (possibly to zero). Membership interests which are to be redeemed pursuant to the right of a member to redeem 28.57% of his or her membership interests as described in the section entitled "Exchange Agreements" will not be subject to the limitations imposed by the Maximum Repurchase Obligation. In addition, the Holding Entity may, in its sole discretion, determine to repurchase membership interests in excess of the Maximum Repurchase Obligation provided that under no circumstances will the Holding Entity make repurchases which might adversely affect the MFC Partnership's exemption under the *Stark Act*.

If for any semester the sum of (i) the membership interests subject to Mandatory Repurchases; and (ii) membership interests that have been Put, or in the case of the Holding Entity related to OSH, the membership interest subject to Mandatory Repurchases alone, exceeds the Maximum Repurchase Obligation as of the end of that semester, then the membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases, and all other membership interests to be repurchased will be repurchased on a pro rata basis rounded to the nearest whole number.

Any membership interests that are subject to a Mandatory Repurchase or which have been Put, but which are not repurchased at the end of a semester because of the limitations imposed by the Maximum Repurchase Obligation, will be carried forward to subsequent semesters without the requirement of further notice. In such cases, such deferred repurchases will have equal priority with other Mandatory Repurchases and Put Repurchases which are the result of Mandatory Repurchase Events and Puts during such semester; provided however, that membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases. The purchase price to be paid for such deferred repurchases will be the purchase price in effect at the time of such deferred repurchase, not the purchase price in effect at the time of the initial Put or Mandatory Redemption Event.

Option to Purchase — Physicians

A Holding Entity has the right (but not the obligation) to purchase, without the approval of Medical Facilities USA, and a member has the obligation to sell, membership interests held by a physician member who no longer has privileges at the specialty hospital operated by the MFC Partnership, or relocates his or her primary residence outside of the "Service Area". The Service Area will be defined as that area within 50 miles of the site of the specialty hospital operated by the MFC Partnership.

Option to Purchase — Non-Physicians

A Holding Entity has the right (but not the obligation) to purchase without the approval of Medical Facilities USA, and the member has the obligation to sell, membership interests held by a member who is not a physician if they are no longer employees, members of the governing body, or entities providing comprehensive management services to the MFC Partnership.

Sales to New Members

Membership interests may be sold by a Holding Entity without the approval of Medical Facilities USA to (i) existing members of the Holding Entity; (ii) physicians on the medical staff of the specialty hospital operated by the applicable MFC Partnership; (iii) employees or members of the governing body of the MFC Partnership; and (iv) entities providing comprehensive management services to the MFC Partnership, provided in each case that the issuances do not adversely affect the MFC Partnership's exemption under the *Stark Act.*

Transfers of Membership Interests

Membership interests may be transferred, sold or assigned by a member of a Holding Entity without the approval of Medical Facilities USA to (i) existing members of the Holding Entity; (ii) physicians on the medical staff of the MFC Hospital operated by the applicable MFC Partnership; (iii) employees or members of the governing body of the MFC Partnership; and (iv) entities providing comprehensive management services to the MFC Partnership, provided in each case that the issuances do not adversely affect the MFC Partnership's exemption under the *Stark Act*. Any such transfer will be subject to the approval of the applicable Holding Entity.

Offers to Sell

Except as otherwise provided above, no membership interests may be sold or otherwise transferred without the prior approval of Medical Facilities USA and the Holding Entity. A member of a Holding Entity who desires to transfer his, her or its membership interests other than as provided above will offer them to the Holding Entity. In the event the Holding Entity elects to purchase less than all of such offered membership interests, the member may, in his, her or its discretion, elect to retain all of his, her or its offered membership interests.

Purchase Price

The purchase price for any issuance, transfer, sale, redemption, or offering of membership interests of an Original Holding Entity will be at fair market value as determined not less than annually by the board of managers of the Original Holding Entity. The purchase price for any issuance transfer, sale, redemption or offering of membership interests of OSH's related Holding Entity will be at the lesser of; (i) book value multiplied by the percentage interest of the departing members; and (ii) fair market value.

Instalment Payments

For any purchase or redemption of membership interests by the Holding Entity, the purchase price may, at the election of the governing board of managers, be paid over a period of five years in five annual instalments, with the first payment due at closing and the second, third, fourth and fifth instalments due on the first, second, third and fourth anniversaries of the closing (in exercising its discretion the governing board will consider the terms of the non-solicitation and non-competition agreements for the redeemed holder and the desirability of an instalment payment to ensure compliance with such agreements). Unless the Holding Entity otherwise determines, interest on the principal balance will be paid at the applicable federal interest rate in effect on the date of first payment.

Non-Solicitation and Non-Competition Agreements

Subject to the exceptions noted below, each Original Subco, each Original Holding Entity and each member of an Original Holding Entity (and the equity owners of any member that is not a natural person) has entered into a Non-Solicitation and Non-Competition Agreement pursuant to which such member is prohibited for so long as the executing party is a member of the Holding Entity and for a period of two years thereafter, without the consent of Medical Facilities USA, directly or indirectly, on his or her own behalf or in the service or on behalf of others, as a director, governor, trustee, owner (except as an owner of less than five percent of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity, engage in a business that is in competition with the MFC Original Partnerships and located within a 100 mile radius of the site of the related MFC Hospital. For purposes of the Non-Solicitation and Non-Competition Agreement, a business is deemed to be in competition with an MFC Hospital if it owns or operates a specialty hospital, general hospital or ambulatory surgery center, cardiac or catheterization services. The obligation to enter into a Non-Solicitation and Non-Competition Agreements does not apply to any member of the Holding Entity which is a non-profit organization and which owns and operates a general hospital, and certain existing arrangements and capacities will be grandfathered. The Non-Solicitation and Non-Competition Agreement do not affect a physician's right to refer patients to any other facility or in any way impede the exercise of the physicians medical judgement or preclude a physician member of an Original Holding Entity from performing procedures typically performed in the office setting if no additional license is required for the procedure and it does not typically involve the utilization of a professional anaesthesia provider. In addition, a physician's employment by a general hospital providing competing services shall not constitute a breach of the Non-Solicitation and Non-Competition Agreement.

Notwithstanding the foregoing, any person who is a member of the Original Holding Entity is exempted from the provisions of the Non-Solicitation and Non-Competition Agreement, but only (i) for those competing services provided in the office setting and billed by the member or by the professional practice which employs the member as of October 15, 2003 (including any employment in any hospital or clinic that provides competing services); (ii) to the extent the member had the capacity to provide such competing services as of October 15, 2003 with respect to equipment, space and staff (i.e. a member will be permitted to expand a competing service to the capacity of an underutilized piece of equipment); and (iii) at no more than the number of sites such services were offered by the member as of October 15, 2003.

The Spine Hospital's related Subco and Holding Entity and each member of the related Holding Entity (and the equity owners or representatives of any member that is not a natural person) entered into a Non-Solicitation and Non-Competition Agreement pursuant to which such member is prohibited for so long as the executing party is a member of the Spine Hospital's related Holding Entity and for a period of five years thereafter, without the consent of Medical Facilities USA, directly or indirectly, on his or her own behalf or in the service or on behalf of others, as a director, governor, manager, trustee, owner (except as an owner of less than five percent of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity to (i) engage in a business that is in competition with the Spine Hospital, (ii) maintain any financial relationship (including any ownership or investment interest) with any business that is in competition with the Spine Hospital, (iii) develop, own, operate, lease, manage, invest in or finance any business that is in competition with the Spine Hospital, or (iv) provide financial, consulting or managerial assistance relating to the formation and/or operation of a business that is in competition with the Spine Hospital to any other person, company, business or enterprise that owns, operates or manages a business that is in competition with the Spine Hospital, each within Oklahoma County (or any counties contiguous to Oklahoma County). For purposes of the Non-Solicitation and Non-Competition Agreement, a business is deemed to be in competition with the Spine Hospital if it owns or operates a specialty hospital, general hospital, ambulatory surgery center, pain management facility, surgery center or other facility that provides surgical care or pain management services. The Non-Solicitation and Non-Competition Agreement do not affect a physician's right to refer patients to any other facility or in any way impede the exercise of the physicians medical judgement.

Each Non-Solicitation and Non-Competition Agreement includes provisions providing for the assignment (by power of attorney) of the holder's membership interest in such Holding Entity (and any entitlement to undistributed distributions) in the event of a breach of the agreement. The Non-Solicitation and Non-Competition Agreements in respect of an MFC Partnership will terminate on the successful enforcement of a remedy (including any petition into bankruptcy or appointment of a receiver) by a holder of Subordinated Notes under the Subordinated Note Guarantee or OSH Subordinated Note Guarantee against the MFC Partnership.

Future Acquisitions

In the event that a Holding Entity or Subco intends to acquire an equity interest in an entity which has been licensed as an ambulatory surgical center, specialty hospital or traditional hospital for more than two years (a "Mature Center"), then Medical Facilities USA will have the option to acquire an equivalent interest in the entity on substantially similar terms and conditions. In the event that Medical Facilities USA intends to acquire an equity interest in a Mature Center, the Holding Entities will have the right, collectively, to acquire a substantially similar interest in the entity on substantially similar terms and conditions; the participating Holding Entities will allocate among themselves the right to acquire the equity interest in the Mature Center in proportion to the distributions of cash that their related MFC Partnership has made to Medical Facilities USA for the immediately preceding twelve-month period.

In the event that a Holding Entity or Subco acquires an interest in an ambulatory surgical center, specialty hospital or traditional hospital which has been licensed as such for less than two years, it will (i) subject to transfer restrictions imposed by the agreement governing its interest, provide Medical Facilities USA with a right of first refusal on such interest (Medical Facilities USA will provide a reciprocal right in respect of any interest held by it), and (ii) use its commercially reasonable efforts to; (a) provide Medical Facilities USA with the option to acquire an equivalent interest in such facility on substantially similar terms and conditions; and (b) obtain for Medical Facilities USA a right of first offer on the remaining interest in the facility. Each MFC Partnership shall be compensated at market rates (based on the executives then current compensation and the time spent) for time devoted by management of such MFC Partnership to such development activities.

DIRECTORS, OFFICERS AND MANAGEMENT

The Issuer

Directors of the Issuer

The Issuer's articles of incorporation provide for a minimum of three and a maximum of ten directors, a majority of whom must be residents of Canada. The directors of the Issuer are Alan J. Dilworth, Frank Cerrone, Dr. Gil Faclier, Seymour Temkin (Chair), Dr. Larry Teuber, Dr. Donald Schellpfeffer and Irving Gerstein, a majority of whom are unrelated and independent (for regulatory purposes) to the Issuer and its subsidiaries. Each director of the Issuer has also been appointed to the board of managers of Medical Facilities USA. The term of office for each of the directors will expire at the time of the next annual meeting of shareholders of the Issuer. Directors will be elected at each annual meeting of shareholders of the Issuer. A director may be removed by a resolution passed by a majority of the shareholders or may resign on 30 days' notice. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is two directors. If there is no quorum of directors, a special shareholder meeting must be called to fill the vacancy.

The directors supervise the activities and manage the affairs of the Issuer, including acting for, voting on behalf of and representing the Issuer as a holder of membership interests in Medical Facilities USA.

Committees of the Board of Directors

Audit Committee. The Issuer has an audit committee that is comprised of Irving Gerstein, Frank Cerrone and Alan Dilworth (Chair), all of whom are unrelated and independent (for regulatory purposes) of the Issuer,

Medical Facilities USA and the MFC Partnerships. A more detailed description of the audit committee is provided in the section entitled "Audit Committee and Auditors' Fees" below.

Distributions Committee. The members of the Issuer's distributions committee are Seymour Temkin (Chair), Alan Dilworth and Michael Salter, the Chief Financial Officer of the Issuer. The committee approves and declares the monthly dividends on the Common Shares and the resultant distributions on the IPSs to be paid to IPS holders based on management's recommendations and monthly reports to the board of directors on distributions made to the IPS holders in the previous month.

Compensation, Nominating and Corporate Governance Committee. The members of the compensation, nominating and corporate governance committee are Frank Cerrone (Chair) and Dr. Gil Faclier. The committee reviews and makes recommendations to the directors concerning the appointment of officers of the Issuer and the hiring, compensation, benefits and termination of senior executive officers of the Issuer and the exercise of oversight rights over senior management of Medical Facilities USA and the MFC Partnerships The committee annually reviews the Chief Executive Officer's goals and objectives for the upcoming year and provides an appraisal of the Chief Executive Officer's performance. The committee also makes recommendations concerning the remuneration of the directors. The committee administers and makes recommendations regarding the operation of any employee bonus or incentive plans. The committee is also responsible for developing the Issuer's approach to corporate governance issues, advising the board on filling vacancies on the board and periodically reviewing the composition and effectiveness of the board, the contribution of individual managers, considering questions of management succession and considering and approving proposals by the directors to engage outside advisors on behalf of the directors of the Issuer. All of the members of the committee are independent of the Issuer, Medical Facilities USA and the MFC Partnerships.

Remuneration of the Directors

Compensation for directors of the Issuer is US$20,000 per year and US$1,500 per director for attending board or committee meetings in person. Directors receive US$500 for attending meetings by phone. The Chair of the board of directors receives an additional US$10,000 per year and the Chair of the Issuer's Audit Committee receives an additional US$5,000 per year for the performance of their respective duties. Directors are also reimbursed for out-of-pocket expenses for attending board meetings. Directors will participate in the insurance and indemnifications arrangements described below.

In addition, the Chair of the board of directors was paid a one-time fee of US$75,000 for his role as project manager in overseeing the acquisition of OSH and the issuance of IPS units under the Subsequent Offering.

Management

The Issuer has three officers. Dr. Donald Schellpfeffer is the Chief Executive Officer, Dr. Larry Teuber is the President and Michael Salter is the Chief Financial Officer, and all hold similar positions in Medical Facilities USA. Primary responsibility for managerial and executive oversight of the business of the Issuer's subsidiaries is delegated to and discharged by Medical Facilities USA.

Medical Facilities USA

Board of Managers and Executive Officers of Medical Facilities USA

Medical Facilities USA is governed in accordance with its constating documents and its Operating Agreement. Its board of managers is comprised of eleven individuals, a majority of whom are unrelated and independent (for regulatory purposes) to Medical Facilities USA and the MFC Partnerships and a majority of whom are U.S. residents. The board of managers of Medical Facilities USA is comprised as follows:

- six representatives of the Issuer (the five directors of the Issuer and one individual designated by the directors of the Issuer);
- two representatives of Black Hills;

- two representatives of Sioux Falls;
- one representative of Dakota Plains; and
- one observer from OSH.

The MFC Partnerships' representation on the Medical Facilities USA board of managers will be adjusted if the Retained Interests are reduced or diluted.

The board of managers of Medical Facilities USA, subject to the provisions of the Medical Facilities USA Operating Agreement, has full power to manage the business and affairs of Medical Facilities USA, to make all decisions regarding Medical Facilities USA and to bind Medical Facilities USA.

The following table sets out the name, municipality of residence, age, positions with the Issuer and Medical Facilities USA and principal occupation of the individuals who are managers and/or executive officers of Medical Facilities USA.

Name and Municipality of Residence	Position(s)	Principal Occupation	Number of IPSs[12]
DR. GAIL BENSON[1] .... Sioux Falls, South Dakota	Manager	Orthopaedic Surgeon	176,024[6]
FRANK CERRONE[4][13][14] .... King City, Ontario	Director, Manager	Senior Vice-President, General Counsel & Secretary, Retirement Residences Real Estate Investment Trust	600
DR. R. BLAKE CURD[1] .... Sioux Falls, South Dakota	Manager	Orthopaedic Surgeon	75,438[7]
ALAN J. DILWORTH[4][14][16] .... Toronto, Ontario	Director, Manager	Corporate Director	2,350
DR. GIL FACLIER[4][13] .... Willowdale, Ontario	Director, Manager	Anaesthetist-in-Chief, Sunnybrook and Women's College Health Sciences Center	2,000
DR. DONALD G. FRISCO[3] .... Aberdeen, South Dakota	Manager	Physiatrist	21,327[8]
IRVING GERSTEIN[4][14][15] .... Toronto, Ontario	Director, Manager	Corporate Director	2,000
FARLEY S. KAUFMANN[4][5][15] .... Minneapolis, Minnesota	Manager	Certified Public Accountant	—
MICHAEL SALTER[15][16] .... Scottsdale, Arizona	Chief Financial Officer	Accounting and Financial Consultant	2,000
DR. DONALD SCHELLPFEFFER[15] .... Sioux Falls, South Dakota	Chief Executive Officer, Director	Anaesthesiologist	226,314[9]
SEYMOUR TEMKIN[4][15][16] .... Toronto, Ontario	Director, Manager (Chair)	Consultant	6,700
DR. LARRY L. TEUBER[2][15] .... Rapid City, South Dakota	Director, Manager, President	Neurosurgeon	697,003[10]
PATRICK A. TLUSTOS[2] .... Rapid City, South Dakota	Manager	President, Hills Products Group, Rapid City	92,549[11]

(1) Representatives of Sioux Falls.

(2) Representatives of Black Hills.

(3) Representatives of Dakota Plains.

(4) Representatives of the Issuer.

(5) U.S. resident unrelated to and independent from (for regulatory purposes) the Issuer, Medical Facilities USA and the MFC Partnerships.

(6) Dr. Gail Benson has an indirect 3.16% holding in Sioux Falls through his ownership in the related Holding Entity. 28.57% of this ownership interest is exchangeable into a maximum of 176,024 IPSs.

(7) Dr. Blake Curd has an indirect 1.36% holding in Sioux Falls through his ownership interest in the related Holding entity. 28.57% of this interest is exchangeable into a maximum of 75,438 IPSs.

(8) Dr. Donald G. Frisco has an indirect 4.75% holding in Dakota Plains through his ownership interest in the related Holding Entity. 28.57% of this ownership interest is exchangeable into a maximum of 21,327 IPSs.

(9) Dr. Donald Schellpfeffer has an indirect 4.07% holding in Sioux Falls through his ownership interest in the related Holding Entity. 28.57% of this ownership interest is exchangeable into a maximum of 226,314 IPSs.

(10) Dr. Larry Teuber has an indirect 11.3% holding in Black Hills through his ownership interest in the related Holding Entity. 28.57% of this ownership interest is exchangeable into a maximum of 697,003 IPSs.

(11) Patrick Tlustos has an indirect 1.64% holding in Black Hills through his ownership interest in the related Holding Entity. 28.57% of this ownership interest is exchangeable into a maximum of 92,549 IPSs.

(12) The managers and executive officers of Medical Facilities USA hold, either directly or indirectly through their ownership of Exchangeable Interests, approximately 1,304,305 IPSs in the aggregate (4.7% of all IPSs on a Fully-Diluted Basis).

(13) Indicates member of compensation, nominating and corporate governance committee.

(14) Indicates member of audit committee.

(15) Indicates member of acquisitions committee.

(16) Indicates member of distributions committee.

Biographies

Dr. Gail Benson, M.D. has been a manager of Medical Facilities USA since August, 2004. Dr. Benson is a founder of Sioux Falls Surgical Center and has served on its management committee throughout the center's 20-year history. Dr. Benson is also a practising orthopaedic surgeon, and a founding member and past President of the Orthopaedic Institute in South Dakota. As a founder and current director of Surgical Management Professionals, Dr. Benson has been a leader in the development of ambulatory surgical centers and specialty surgical hospitals in the United States and Canada.

Frank Cerrone has been a director of the Issuer since February, 2004 and a manager of Medical Facilities USA since March, 2004. Mr. Cerrone is a director of Keystone North America Inc. and Keystone Newport ULC and is also Senior Vice President, General Counsel and Secretary of Retirement Residences Real Estate Investment Trust and its subsidiaries. Mr. Cerrone joined Retirement REIT on April 30, 2002 on its combination with CPL Long Term Care Real Estate Investment Trust. Mr. Cerrone was Vice-President, Legal Services of CPL REIT from October 1998 to April 30, 2002. Prior to joining CPL REIT, Mr. Cerrone was Vice-President, Corporate Counsel of Investment Planning Counsel of Canada Ltd. (now IPC Financial Network Inc.). Mr. Cerrone was a partner with Gordon Traub and practiced corporate/commercial law specializing in mergers and acquisitions and corporate finance of health care facilities from 1989 to 1996.

Dr. R. Blake Curd, M.D. has been a manager of Medical Facilities USA since May, 2005. Dr. Curd is a practising orthopaedic surgeon specializing in hand, upper extremity and microvascular surgery. Dr. Curd serves on the Executive Committee of The Orthopedic Institute and is Chairman and Chief of Orthopedic Surgery for Avera-McKennan Hospital and University Health Center in Sioux Falls, South Dakota. He also sits on the Medical Executive Committee for Avera-McKennan Hospital. Dr. Curd is Clinical Assistant Professor for the University of South Dakota School of Medicine and is a frequent guest lecturer for graduate medical education, community education, and peer surgeon educational meetings. Dr. Curd spent ten years in the United States Air Force serving as a Flight Surgeon for a B-1 Bomber Squadron and as an Orthopedic Surgeon. Dr. Curd graduated from the University of Missouri at Kansas City School of Medicine with a Bachelor of Arts in both Biology and Chemistry and his Medical Doctorate. Dr. Curd completed his Orthopedic Surgery Residency Training in San Antonio, Texas and completed his fellowship in Hand, Upper Extremity, and Microvascular Surgery at the Indiana Hand Center/Indiana University.

Alan J. Dilworth, FCA has been a director of the Issuer since February, 2004 and a manager of Medical Facilities USA since March, 2004. He is a fellow of the Institute of Chartered Accountants and a corporate director. He was a partner of Deloitte & Touche LLP from 1963 until retiring from public accounting practice in 1995, having served as the firm's chairman and as a member of its board. Mr. Dilworth has previously served as a member of the board of directors of IGM Financial Inc., Mackenzie Financial Corporation and its US subsidiary, Mackenzie Investment Management Inc. He is chairman of St. Michael's Hospital (Toronto) Research Institute and previously served as a director and chairman of St. Michael's Hospital, a university teaching hospital in Toronto.

Dr. Gil Faclier, M.D. has been a director of the Issuer since February, 2004 and a manager of Medical Facilities USA since March, 2004. He is the current Anaesthetist-in-Chief of Sunnybrook and Women's College Health Sciences Centre and has held this position since 2001. He also held the position of Director of Chronic Pain Management Program at Sunnybrook and Women's College Health Science Centre since 2000. Dr. Faclier has over 35 years in general, intensive care, multidisciplinary pain management and anaesthesiology practices and has authored numerous medical publications. Dr Faclier is an assistant professor, Faculty of Medicine, University of Toronto, elected to the board of directors of Sunnybrook and Women's College Health Sciences Centre and consultant for intensive care, pain management and currently, anaesthesiology. Dr. Faclier received his M.B., Ch.B from the University of Cape Town, South Africa and his FRCP(C) from the University of Toronto.

Dr. Donald G. Frisco, M.D., has been a manager of Medical Facilities USA since August, 2005. Dr. Frisco is a practising physiatrist (physical medicine and rehabilitation) and specializes in conservative management and rehabilitation of the spine and extremities at Orthopaedic Surgery Specialists in Aberdeen, South Dakota. Dr. Frisco graduated from the University of Wisconsin Medical School in 1994 and completed his medicine rehabilitation residency at the University of Wisconsin hospital and clinics in Madison, Wisconsin.

Irving Gerstein, C.M., O. Ont has been a director of the Issuer and a manager of Medical Facilities USA since March, 2004. He is a retired executive. Mr. Gerstein is a director of Atlantic Power Corporation, Student Transportation of America Ltd., Student Transportation of America ULC and Economic Investment Trust Limited. He previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

Farley S. Kaufmann, CPA has been a manager of Medical Facilities USA since March, 2004. Mr. Kaufmann is the current managing partner of Lurie, Besikof, Lapidus & Company, LLP and has been a member of its executive committee since November 1992. Mr. Kaufmann is also a director of the Leading Edge Alliance, an international association of CPA firms with 300 offices in 68 countries Mr. Kaufman has been with Lurie, Besikof since 1977, which he joined after receiving his B.Sc. from the University of Minnesota.

Michael Salter, CA, CPA has been the Chief Financial Officer of the Issuer and Medical Facilities USA since February, 2004. He has acted as an accounting and financial consultant for various clients since 2001, including the U.S. subsidiaries of a Canadian based, publicly traded, merchant banking conglomerate, and more recently for Advisory Services, Inc., Scottsdale, Arizona. Prior to his current position, Mr. Salter was Corporate Controller from 1998 to 2001 for Olympus Hospitality Group, LLC, a hotel management company that had a portfolio of six destination resorts and a franchised hotel chain. Mr. Salter has held numerous financial management positions, including Risk Manager, Controller, and Chief Financial Officer. Mr. Salter is a Chartered Accountant and received his CPA certification in 1995.

Dr. Donald Schellpfeffer, M.D. has been a director of the Issuer since May, 2005. He is the current Medical Director of Sioux Falls Surgical Center and is President of Anesthesiology Associates. As an original founder of the Sioux Falls Surgical Center, Dr. Schellpfeffer has been the Medical Director and a member of the

Management Committee since the facility's inception in 1985. He has over 18 years of experience in ambulatory surgical environments, and 22 years in general, cardiovascular, and trauma practices and has also authored numerous medical publications. Dr. Schellpfeffer received a Bachelor of Science from the University of Wisconsin; a Masters of Science, a Bachelor of Science from the College of Veterinary and Medicine and PHD in animal physiology each from the University of Minnesota and M.D. from University of South Dakota School of Medicine and completed his residency in Anesthesiology in Wisconsin.

Seymour Temkin, C.A., FMCA has been a director of the Issuer since January, 2004 and a manager of Medical Facilities USA since March, 2004. He is a member of Goodmans LLP's REITs and Income Funds Group where he provides strategic and business advisory services to public and private companies. Prior to joining Goodmans LLP in 2002, Mr. Temkin headed the Canadian real estate practice of Deloitte & Touche LLP for 15 years and has over 30 years of public accounting experience. Mr. Temkin was also a director of First Capital Realty Inc., a TSX listed company. Mr. Temkin is a Chartered Accountant with an FCMA designation and Bachelor of Commerce degree from the University of Witzwaterand, South Africa.

Dr. Larry L. Teuber, M.D. has been a director of the Issuer since December, 2004 and a manager of Medical Facilities USA since March, 2004. He is a founder and Physician Executive of Black Hills Surgery Center and President of the Issuer. Dr. Teuber is a Board Certified Neurosurgical Surgeon and is also managing partner and founder of The Spine Center in Rapid City, South Dakota. He provides consultative services and frequently speaks to physician organizations concerning the development of surgical facilities and Centers of Excellence for neurosurgical and spinal care.

Patrick A. Tlustos has been a manager of Medical Facilities USA since March, 2004. He has been on the management committee of Black Hills Surgery Center for the past six years and is also currently President of Hills Products Group, a regional company involved in both owned and managed residential and commercial real estate, lumber production and sales, hotel and motels, apartments and site development. Prior to that time, from 1986 to 2000 Mr. Tlustos was President of Hills Materials Company Inc., a 500 person firm specializing in construction materials and highway paving. Mr. Tlustos has a degree in Civil Engineering.

Committees and Remuneration of the Board

The board of managers of Medical Facilities USA has an acquisitions committee that satisfies all regulatory guidelines that would apply if Medical Facilities USA were a listed reporting issuer. The members of the acquisition committee are Irving Gerstein (Chair), Dr. Donald Schellpfeffer, Dr. Larry Teuber, Seymour Temkin, Farley Kaufmann and Michael Salter, the Chief Financial Officer of Medical Facilities USA.

The audit committee of the Issuer assists the managers in fulfilling their responsibilities of oversight of the accounting and financial reporting practices and procedures of Medical Facilities USA and its subsidiaries, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements. Each member of the audit committee is unrelated and independent (for regulatory purposes) of the Issuer, Medical Facilities USA and the MFC Partnerships. In addition, the board of managers has an acquisitions committee that assists the board in identifying and pursuing strategic acquisitions.

Remuneration of Managers of Medical Facilities USA. Compensation for Non-Management managers of Medical Facilities USA (other than managers who are also directors of the Issuer) is US$20,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Managers receive US$500 for attending meetings by phone. The Chair of the board of managers receives an additional US$10,000 per year and the chair of Medical Facilities USA's Audit Committee receives an additional US$5,000 per year for the performance of their respective duties. Managers are reimbursed for out-of-pocket expenses for attending board and committee meetings. Managers participate in the insurance and indemnification arrangements described below.

Disclosure. The board of managers is also responsible for adopting and periodically reviewing and updating the written disclosure policy for the Issuer and its subsidiaries. This policy, among other things:

- articulates the legal obligations of the Issuer, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;

- identifies spokespersons of the Issuer who are the only persons authorized to communicate with third parties such as analysts, media and investors;

- provides guidelines on the disclosure of forward-looking information;

- requires advance review by senior executives of any selective disclosure of financial information to ensure the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and

- establishes "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries (including the MFC Partnerships), and (pursuant to undertakings in favour of the Issuer) the Subcos and Holding Entities and their respective managers, officers, employees and consultants may not purchase or sell IPSs, Common Shares or Subordinated Notes or securities exchangeable for or convertible into same.

Long Term Incentive Plan

Medical Facilities USA has adopted a Long-Term Incentive Plan ("**LTIP**") for its managers, officers and employees as well as those of certain of its affiliates ("**Eligible Participants**"). The purpose of the LTIP is to promote a greater alignment of interests between Eligible Participants who participate in the Plan and the securityholders of the Issuer by providing incentives for improved performance and accretive acquisitions. Incentive awards will generally be made on an annual basis based on increases in the distributable cash for that year over the base distribution set by the Board for such year. Adjustments will be made to LTIP awards to exclude the performance of a physician's own center where his/her awards are concerned (as a result of U.S. regulatory considerations). Awards are payable annually in cash.

For each financial year, the maximum value of the awards payable under the LTIP shall be a portion (the "**Prescribed Portion**") of the amount by which the distributable cash for that year exceeds the base distribution fixed by the board for such year, adjusted for each Eligible Participant who performs medical services at an MFC Partnership to exclude distributable cash earned by such MFC Partnership (the "**Excess**"). The maximum amount of such awards shall be calculated as follows:

Percentage by which Excess exceeds Base Distribution or Adjusted Base Distribution	Prescribed Portion of Excess
5% or less	10%
more than 5%, less than 10%	15%
10% or more, less than 20%	20%
20% or more	30%

The board of directors of Medical Facilities USA administers the LTIP and has the sole and entire authority to determine the Eligible Participants who will participate in the LTIP as well as their level of participation in the plan.

Management of the MFC Partnerships

Each MFC Partnership is governed by its Partnership Agreement. The management committee for each MFC Partnership is comprised of individuals appointed by the management committee of the applicable Subco and one representative of Medical Facilities USA. Each MFC Partnership's business and affairs is managed by its management committee, subject to the terms of its governing partnership agreement. The terms of the partnership agreements provide that certain matters will be subject to the approval of Medical Facilities USA's board of managers, including any reduction in distributions, certain budgeting matters, material deviations from budget and specified fundamental transactions.

Long-Term Compensation Plan

Each MFC Partnership may adopt a Long-Term Compensation Plan ("LTCP") for key members of its management, who are not licensed physicians. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance each MFC Partnership's ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, each MFC Partnership may set aside a pool of funds based upon the amount (the "Surplus") by which each MFC Partnership's distributions to Medical Facilities USA and its related Subco exceed a specified threshold amount (such threshold effectively representing a cumulative 5% growth rate).

The management committee of each MFC Partnership would have the power to determine, from time to time, who is eligible to participate in, and the allocation of the awards under, any such LTCP.

Insurance Coverage for the Issuer and Related Entities and Indemnification

The Issuer has obtained a policies of insurance for the directors and officers of the Issuer and for the managers and officers of Medical Facilities USA, the Issuer's subsidiary. The aggregate limit of liability applicable to the insured directors, managers and officers under the policy is Cdn$20 million including defence costs. Under the policies, each entity has reimbursement coverage to the extent that it has indemnified its directors, managers and officers. The policies include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer or Medical Facilities USA. The aggregate limit of liability is shared among the Issuer and Medical Facilities USA and any of their respective directors, managers and officers so that the limit of liability is not exclusive to either of the entities or their respective directors, managers and officers. Each of Black Hills and Sioux Falls have also independently obtained policies of insurance for their directors and officers.

The by-laws of the Issuer, the Operating Agreement of Medical Facilities USA and the Partnership Agreements for each MFC Partnership provide for the indemnification of their respective directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties or office, subject to certain limitations.

AUDIT COMMITTEE AND AUDITOR'S FEES

The Issuer established an audit committee comprised of three directors: Alan Dilworth (Chair), Irving Gerstein and Frank Cerrone, each of whom is "independent" of the Issuer, Medical Facilities USA and the MFC Partnerships and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees. The audit committee is responsible for oversight of the accounting and financial reporting practices and procedures of the Issuer, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of the Issuer. The independent auditors of the Issuer report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors' examination and for recommending to the board of directors the selection of independent auditors of the Issuer. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Issuer to prepare its annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
Alan Dilworth (Chair)	Mr. Dilworth, a fellow of the Institute of Chartered Accountants, has over thirty years of public accounting experience. He was a partner of Deloitte & Touche LLP from 1963 until his retirement from public practice in 1995, having served as the firm's chairman and as a member of its board. Since his retirement, he has continued to apply his experience as a director on several other boards, as more fully described in the section entitled "Medical Facilities USA – Biographies" above.
Irving Gerstein	Mr. Gerstein is a member of the audit committees of Atlantic Power Corporation, Student Transportation of America Ltd., Student Transportation of America ULC and Economic Investment Trust Ltd. These positions, in conjunction with his economics background and his previous experience as a director of several public issuers (as more fully described in the section entitled "Medical Facilities USA– Biographies" above) have enabled him to develop a strong understanding of accounting principles sufficient to ensure his financial literacy.
Frank Cerrone	Mr. Cerrone is a director and member of the audit committee of Keystone North America Inc. As part of the senior management team of Retirement Residences Real Estate Investment Trust, Mr. Cerrone is involved in the ongoing review of the financial statements and financial reporting of a large public issuer. In October 2005, Mr. Cerrone attended the financial literacy course for senior officers and directors held at the Joseph L. Rotman School of Business at the University of Toronto. Through this course and in this position, he has developed an understanding of accounting principles and internal controls and procedures for financial reporting sufficient to ensure his literacy in financial matters.

Non-Audit Services

The Issuer's audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. The policies generally require audit committee approval for all such engagements.

External Auditor Service Fees

The table below provides greater disclosure of the services provided and fees earned by the Issuer's external auditor over the two most recently completed fiscal years, dividing the services into the four categories of work performed.

Type of Work	Fees - Fiscal 2005	Fees - Fiscal 2004
Audit fees [1]	(i) Cdn $80,000 (ii) Cdn $151,600 (iii) US $162,000	(i) Cdn $55,000 (ii) Cdn $256,500 (iii) US $94,000
Audit related fees [2]	(i) Cdn $ 60,500 (ii) US $25,500 (iii) Cdn $45,000	(i) Cdn $ 28,000 (ii) US $45,000 (iii) US $25,000
Tax fees [3]	Cdn $ 9,000 US $18,500	US $5,000
All other fees [4]	None	None

(1) For the year ended December 31, 2005, audit fees were billed for professional services rendered by the auditors: (i) for the audit of the Issuer's consolidated financial statements for the year ended December 31, 2005; (ii) with respect to the work completed in connection with the Subsequent Offering and Acquisition of the Spine Hospital; and (iii) for the audit of the financial statements of the MFC Partnerships for the year ended December 31, 2005. For the year ended December 31, 2004, audit fees were billed for professional services rendered by the auditors: (i) for the audit of the Issuer's consolidated financial statements as at December 31, 2004 and for the period March 29, 2004 to December 31, 2004; (ii) with respect to the (final) prospectus filed in connection with the IPO; and (iii) for the audit of the financial statements of the MFC Partnerships for the year ended December 31, 2004.

(2) Audit-related fees were billed for services that are reasonably related to the performance of the audit or review of interim or annual financial statements and are not reported under the audit services category above. These services consisted of: (i) a review of the interim consolidated financial statements of the Issuer and MFC Partnerships for Q1, Q2 and Q3 of the related fiscal year as well as assisting in the review of the interim consolidated financial statements of the Issuer; (ii) a review of interim financial information of the MFC Partnerships for Q3 for the year ended December 31, 2005 and for Q2 and Q3 for the year ended December 31, 2004; and (iii) professional services with respect to the review of the independent valuation report on intangible assets and translation of documents included in the prospectus of the Subsequent Offering.

(3) Tax fees were billed for professional services rendered by the auditors for tax compliance.

(4) No other fees were billed for products and services other than the audit services, audit-related services and tax services described above.

Audit Committee Oversight

At no time since the commencement of the Issuer's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

RISK FACTORS

Risks Related to the Business and the Industry of the MFC Partnerships

Reliance on Third Party Payors for Revenue and Profitability

The revenue and profitability of the MFC Partnerships depend heavily on payments from third-party payors, including government health care programs and managed care organizations. Payments from government and private insurance payors represent a significant portion of the revenues of the MFC Partnerships. If payments from these third-party payors were reduced or eliminated, the revenue and profitability of the MFC Partnerships may be adversely affected.

Details regarding some of the key third-party payors are described below.

Medicare and Medicaid Programs

Medicare and Medicaid are the commonly used names for reimbursement or payment programs governed by certain provisions of the United States federal Social Security Act. Medicare is an exclusively federal program, while Medicaid is a combined federal and state program. Medicare provides certain healthcare benefits primarily to beneficiaries who are 65 years of age or older. Medicaid is designed to provide certain healthcare benefits to low-income individuals.

Healthcare providers have been affected significantly by recent changes in healthcare laws and regulations, particularly those pertaining to Medicare and Medicaid. The purpose of much of the recent statutory and regulatory activity has been to limit or reduce healthcare costs, particularly costs paid under the Medicare and Medicaid programs. Diverse and complex mechanisms to limit the amount of money paid to healthcare providers under both the Medicare and Medicaid programs have been enacted and have caused significant reductions in payments to health care providers from these programs including the MFC Partnerships. In addition, Congress has reduced the level of reimbursement by Medicare to ambulatory surgical centers. In the future, Congress may consider a reduction in payment to specialty hospitals for Medicare services. The efforts to reduce the costs of the Medicare and Medicaid programs are likely to continue, and there can be no assurance that such efforts will not adversely affect the financial condition of the MFC Partnerships.

Managed Care Plans/Third Party Payors

Providers of managed care plans and third party commercial health insurance plans generally seek to enter into agreements with healthcare providers which provide for discounts and other economic incentives to reduce or limit the cost and utilization of the healthcare services which are paid for under those plans. As a result, payments to healthcare providers from managed care plans and third party commercial health insurance plans typically are lower than billed charges from the provider.

The MFC Partnerships have entered into a number of contracts with managed care providers and third party commercial health insurance plans. There can be no assurance that the MFC Partnerships will maintain their current contracts or obtain other similar contracts in the future. In addition, management expects that managed care providers and third party commercial health insurance plans will continue to focus on cost containment measures and this could have a negative impact on the revenues and profitability of the MFC Partnerships in the future.

Licensing, Certification and Accreditation Requirements

Healthcare facilities, such as the MFC Hospitals, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by Medicare, Medicaid, State licensing authorities and private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the MFC Partnerships that could be burdensome and expensive.

Management believes that the MFC Partnerships are currently in material compliance with all applicable licensing, certification and accreditation requirements. The applicable standards may change in the future, however, and there can be no assurance that the MFC Partnerships will be able to maintain all necessary licenses or certifications or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations, or the requirement to incur substantial costs to maintain them, could have a material adverse effect on the business of the MFC Partnerships.

In addition, in order to perform medical procedures in South Dakota, physicians must be licenced by the South Dakota board of medical and osteopathic examiners. There can be no assurance that any particular physician that has medical staff privileges at the MFC Hospitals will not have their licence suspended or revoked by the South Dakota board of medical and osteopathic examiners. If such a licence is suspended or revoked, the physician will not be able to perform surgical procedures at the MFC Hospitals which may have a material adverse affect on the operations and business of that MFC Partnerships.

Regulatory Requirements

The regulatory requirements of the MFC Hospitals are fundamental to the operation of the hospitals and financial performance of the MFC Partnerships. Investors are encouraged to read the detailed description of the requirements of the Anti-Kickback Statute, the *Stark Act* and the rules relating to patient records and confidentiality herein.

There are a number of United States federal and state regulatory initiatives which specifically apply to healthcare providers, including the MFC Partnerships. Among the most significant are:

- the federal Anti-Kickback Statute;
- the federal *Stark Act*; and
- the federal rules relating to management and protection of patient records and patient confidentiality.

Shortly before the expiration of the *Medicare Prescription Drug, Improvement, and Modernization Act* of 2003 expired on June 8, 2005, a bill entitled the "*Hospital Fair Competition Act of 2005*" was introduced. This bill attempted to permanently extend the moratorium on the development of new specialty hospitals and imposed expanded grandfather language which prohibited existing specialty hospitals from: (1) increasing the percent of investment in the hospital by physician investors as a group beyond the percent of physician investment that existed on June 8, 2005; (2) increasing the percent of investment by any individual physician investor beyond the percent of investment by such physician that existed on June 8, 2005; (3) increasing the number of operating rooms beyond the number of operating rooms that existed at the specialty hospital on June 8, 2003; (4) increasing the number of beds beyond the number of beds that existed at the specialty hospital on June 8, 2005. The Hospital Fair Competition bill also retained the provision in the *Medicare Prescription Drug, Improvement, and Modernization Act of 2003*, which prohibited existing specialty hospitals from adding categories of service that are different from the categories of service which existed at the hospital on November 18, 2003.

Following an inconsistency in the language between the *Senate version and House of Representatives version of the Budget Reconciliation Act of 2005* (language restricting future or existing specialty hospitals was included in the Senate version and not that of the House of Representatives), a Conference Committee reviewed the legislation and crafted compromise legislation which extended the moratorium for six (6) months of new specialty hospitals. The Conference Committee, however, rejected inclusion of any of the language in the *Hospital Fair Competition Act* restricting existing specialty hospitals.

The legislation, which was signed into law, requires that a plan be developed to address the following issues regarding specialty hospitals: (1) proportionality of investment return; (2) bona fide investment; (3) annual disclosure of investment information; (4) the provision of care to patients who are eligible for medical assistance under Title XIX of the *Social Security Act* and Charity Care; and (5) appropriate enforcement.

While management believes the MFC Partnerships are currently in compliance with the requirements of these regulatory initiatives and expects such compliance will continue in the future, there can be no assurance that the MFC Partnerships will not violate the requirements of one or more of these laws or that it will not have to expend significant amounts to ensure compliance. A violation of these requirements could subject the MFC Partnerships to criminal or civil penalties and/or exclusion from future participation in programs such as Medicare or Medicaid. Any of these outcomes could have a material adverse affect on the business of the MFC Partnerships.

In addition to the regulatory initiatives described above, healthcare facilities, including the MFC Hospitals, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that affect their operations, facilities, and properties. Violations of these laws could subject the MFC Partnerships to liability for investigating and remedying any contamination by hazardous substances, as well as civil or other damages and penalties.

Typical hospital operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although management believes the MFC Partnerships are currently in material compliance with all applicable environmental laws and regulations, and expects such compliance will continue in the future, there can no assurance that the MFC Partnerships will not violate the requirements of one or more of these laws or that it will not have to expend significant amounts to ensure compliance. A violation of these requirements could have a material adverse affect on the business of the MFC Partnerships.

Dependence on Physician Relationships

The success of each MFC Partnership depends, in part, on the ability of that MFC Partnership to attract surgeons and other physicians in the MFC Partnership's service area to perform surgical procedures at the MFC Hospital. Although the MFC Partnerships have had success in attracting surgeons and other physicians in the past, there can be no assurance that such success will continue in the future. In addition, there can be no assurance that physician groups performing procedures at the MFC Hospitals will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the MFC Hospitals at current levels, or at all.

Lack of Diversification in the Business of the Issuer and the MFC Partnerships

The only business of the MFC Partnerships is the operation of the three MFC Hospitals. The MFC Partnerships and the Issuer are, therefore, entirely dependent upon the success of these three hospitals. Investors will not have the benefit of any further diversification of operations or risk.

Litigation, Professional Liability Claims and Availability of Insurance

The MFC Partnerships are, from time to time, subject to litigation claims in the ordinary course of their business. In particular, the MFC Partnerships can be subject to claims relating to actions of medical personnel performing services at the MFC Partnership. Historically, the MFC Partnerships have been able to obtain what management believes is adequate insurance to cover these risks. However, the cost of this insurance is increasing and there can be no assurance that the MFC Partnerships will be able to obtain adequate insurance in the future on economically reasonable terms, or at all. If the insurance which the MFC Partnerships have in place from time to time is not sufficient to cover claims which are made, the resulting shortfall could have a material adverse affect on the business and operations of the MFC Partnerships.

Access to Capital Resources for Expansion of Facilities

The growth strategy of the MFC Partnerships includes expanding the procedures offered by each MFC Hospital and the facilities available for use at the MFC Hospitals. Any such expansions will require additional capital which may be funded through additional debt or equity financings. To the extent that financing is raised through the issuance of IPSs or other securities of the Issuer, current holders of IPSs may experience ownership dilution. To the extent debt is incurred, either the Issuer or the MFC Partnerships may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. Without sufficient capital resources to implement this strategy, the MFC Partnerships' future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to the MFC Partnerships and the Issuer.

Regulations Affecting Expansion of Facilities

Efforts to regulate the expansion of healthcare facilities could prevent the MFC Partnerships from renovating their existing facilities or expanding the breadth of services they offer. In some cases, prior regulatory approval is required for the expansion of healthcare facilities or the services those facilities offer. In granting such approvals, regulators may consider, among other things, the need for additional or expanded healthcare facilities or services in the local area.

If the MFC Partnerships are unable to obtain required approvals, they may not be able to expand current facilities or expand the breadth of services offered. This could have a material adverse affect on the growth strategy and the business of the MFC Partnerships.

Competition from Other Healthcare Providers

The healthcare business is highly competitive. The MFC Partnerships compete with other healthcare providers (primarily hospitals and other surgery centres) in recruiting physicians to utilize their facilities and in contracting with managed care payors in each of their markets. Some of the competing facilities have long-standing and well established relationships with physicians and third-party payors. Some are also significantly larger than the MFC Hospitals and have access to more marketing and other resources than are available to the MFC Partnerships. In addition, other health care facilities may not allow physicians who are on the medical staffs of the MFC Hospitals to have medical privileges at their facilities. The traditional hospital located in Aberdeen currently prohibits new physicians who are added to the medical staff at the Dakota Plains Surgical Center from practicing at this facility. This restriction on a physician's practice may cause physicians to not seek medical staff privileges at the MFC Hospitals and may restrict the MFC Hospitals' ability to attract new or additional doctors to practice at their facilities.

If the MFC Partnerships are unable to compete effectively with these entities to recruit new physicians or enter into arrangements with managed care payors, the ability of the MFC Partnerships to implement their growth strategies successfully could be adversely affected.

Other Risk Factors

In addition to the foregoing risk factors, the following additional risk factors may affect the operations of the MFC Partnerships:

- the MFC Partnerships are employers, combining a complex mix of professional, quasi-professional, technical, clerical, housekeeping, maintenance, dietary and other types of workers in a single operation. As with other employers, the MFC Partnerships bear a wide variety of risks in connection with their employees. These risks include work actions, contract disputes, discrimination claims, personal tort actions, work-related injuries, exposure to hazardous materials, interpersonal torts (such as between employees, between physicians or Management and employees, or between employees and patients), and other risks that may flow from the relationships between employer and employee or between physicians, patients and employees. Many of these risks are not covered by insurance, and certain of them cannot be anticipated or prevented in advance, and such risks, alone or in combination, could have material adverse consequences to the financial condition or operations of the MFC Partnerships.

- certain key physicians at the MFC Hospitals are not investors and, as a result, will not be subject to the non-competition and non-solicitation agreements described above.

- the occurrences of natural disasters may damage some or all of the MFC Hospitals, interrupt utility service to some or all of the MFC Hospitals or otherwise impair the operation of some or all of the MFC Hospitals operated by the MFC Partnerships or the generation of revenues from the MFC Hospitals.

- scientific and technological advances, new procedures, drugs and appliances, preventive medicine, occupational health and safety and outpatient healthcare delivery may reduce utilization and revenues of the MFC Partnerships. Technological advances in recent years have accelerated the trend toward the use by hospitals of sophisticated and costly equipment and services for diagnosis and treatment. The acquisition and operation of certain equipment or services may continue to be a significant factor in utilization, but the ability of the MFC Hospitals to offer the equipment or services may be subject to the availability of equipment or specialists, governmental approval or the ability to finance these acquisitions or operations.

- reduced demand for the MFC Hospitals' services that might result from decreases in population in the service areas of the MFC Hospitals.

- the United States is currently experiencing a severe shortage of nursing staff. The failure of the MFC Hospitals to hire and retain qualified personnel could have a material adverse affect on the operations and business of the MFC Hospitals.

- increased unemployment or other adverse economic conditions in the MFC Hospitals' service areas, which would increase the proportion of patients who are unable to pay fully for the cost of their care, could also adversely affect the business of the MFC Partnerships.

Risks Related to the Structure of the Issuer

The Issuer is Dependent on the MFC Partnerships for all Cash Available for Distributions

The Issuer is dependent on the operations and assets of the MFC Partnerships through the indirect ownership of 51% of those partnerships. Cash distributions to holders of IPSs, Common Shares or Subordinated Notes are dependent on the ability of Medical Facilities USA to make distributions to the Issuer, which in turn is dependent on the ability of the MFC Partnerships to make distributions to Medical Facilities USA. The actual amount of cash available for distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the each of the MFC Partnerships, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the MFC Partnerships or Medical Facilities USA will reduce the amount of cash available for the Issuer to make distributions to holders of IPSs, Common Shares or Subordinated Notes. As a result, cash distributions by the Issuer are not guaranteed and will fluctuate with the performance of the MFC Partnerships.

Limited Controls

The Issuer has (subject to increase on the exchange of Exchangeable Interests) an indirect 51% interest in each MFC Partnership, through its wholly-owned subsidiary Medical Facilities USA. Medical Facilities USA exercises its control of each MFC Partnership through its contractual rights. However, Medical Facilities USA has the right to appoint only one member of each MFC Partnership's management committee and as such, except in the circumstances of a default and through the exercise of its contractual rights, it does not have the ability to direct day-to-day management of the MFC Partnerships.

Distribution of all Available Cash May Restrict Potential Growth of the MFC Partnerships and the Issuer

The payout by the MFC Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each MFC Partnership and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to the Issuer on a short-term basis.

Future Distributions are not Guaranteed

The Issuer's, Medical Facilities USA's and the MFC Partnerships' boards of directors or managers may, in their respective discretion, amend or repeal the existing distribution policy. Future distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Any of these boards of directors or managers may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Issuer

The Issuer's distributions to holders of IPSs, Common Shares or Subordinated Notes are denominated in Canadian dollars. Conversely, all of the MFC Partnerships' revenues and expenses, together with distributions received by the Issuer from Medical Facilities USA and by Medical Facilities USA from the MFC Partnerships are denominated in U.S. dollars. As a result, the Issuer is exposed to currency exchange rate risks.

Although the Issuer has entered into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements are sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's ability to maintain a consistent level of distributions in Canadian dollars.

Substantial Indebtedness Could Negatively Impact the Business of the Issuer and the MFC Partnerships

The degree to which the Issuer is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including:

- the Issuer's, Medical Facilities USA's and the MFC Partnerships' ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

- the Issuer or MFC Partnerships being unable to refinance indebtedness on terms acceptable to the Issuer or at all;

- a significant portion of the Issuer's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and

- the MFC Partnerships may be vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The indenture governing the Subordinated Notes represented by the IPSs will not limit the Issuer's ability to issue additional notes to be represented by additional IPSs in connection with the exchange of the Exchangeable Interests pursuant to the Exchange Agreement.

Restrictive Covenants in Credit Facilities Could Impact the Business of the Issuer and the MFC Partnerships

The Credit Facilities contain restrictive covenants that limit the discretion of the MFC Management with respect to certain matters. The ability of the MFC Partnerships to make distributions will be subject to the restrictive covenants contained in each Credit Facility.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Issuer's articles of incorporation authorize the issuance of an unlimited number of Common Shares for that consideration and on those terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Issuer pursuant to the Exchange Agreement or in connection with a future financing or acquisition by the Issuer. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

Limitations on Enforcement of Certain Civil Judgments by Canadian Investors

Medical Facilities USA is organized under the laws of the State of Delaware and each MFC Partnership is formed under the laws of South Dakota. All of the assets of the MFC Partnerships are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Medical Facilities USA, the MFC Partnerships or their directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

Medical Facilities USA and each MFC Partnership have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws.

In addition, each MFC Partnership has agreed to indemnify the Issuer for breaches of representations and warranties given by them under the Investment Agreement. However, the indemnification obligations are limited as described under "Investment Agreement" and accordingly the Issuer may not be able to recover the full amount of any losses or damages suffered by it as a result of such breach to the detriment of the Issuer and ultimately holders of IPSs or Common Shares of the Issuer. Further, the Issuer indirectly owns 51% of each MFC Partnership which will further reduce any recovery. Finally, there can be no assurance that the MFC Partnerships will have sufficient assets to satisfy any indemnification liability.

Investment Eligibility and Foreign Property

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act (see "Eligibility for Investment" above). The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property. In particular, if the Issuer ceases to have a "substantial Canadian presence" (as that term is understood for the purposes of the Tax Act), the Common Shares and Subordinated Notes represented by the IPSs may become foreign property. There can be no assurance that the Issuer will continue to have a substantial Canadian presence.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this prospectus will not be changed in a manner which adversely affects Non-U.S. Holders.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to the IPO (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, it cannot be concluded with any certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted.

Issuer May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature ten years after the date of issuance unless the maturity is extended by the Issuer provided that certain conditions are met. The Issuer may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Issuer will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes issued by the Issuer, upon any distribution to creditors of the MFC Partnerships in a bankruptcy, liquidation or reorganization or similar proceeding relating to the MFC Partnerships or their property or assets, the holders of such entities' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the Subordinated Note Guarantees. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the MFC Partnerships, the holders of the Subordinated Notes and Subco Notes will participate (to the extent provided under the Subordinated Note Guarantee and Subco Guarantee) *pari passu* with all other holders of unsecured indebtedness and after the payment in full of the senior indebtedness. In any of these cases, there may not be sufficient funds to pay all of the MFC Partnerships' creditors and the holders of the Subordinated Notes may receive less, rateably than the holders of senior indebtedness.

On a consolidated basis as of December 31, 2004, the Subordinated Note Guarantees would have ranked subordinate to $19.6 million of outstanding senior indebtedness on a consolidated basis, all of which would have been secured.

The Limited Cash Flow Guarantees Provided by each MFC Partnership May Not be Enforceable

Each of the MFC Partnerships has provided a limited guarantee which effectively guarantees the distribution by that MFC Partnership of its proportionate share of the cash necessary to pay all interest on the Subordinated Notes issued hereunder. However, under United States federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, the guarantor, at the time that it assumed the guarantee:

- issued the guarantee to delay, hinder or defraud present or future creditors; or
- received less than reasonably equivalent value or fair consideration for issuing the guarantee and, at the time it issued the guarantee;
  - (a) was insolvent or rendered insolvent by reason of issuing the guarantee and the application of the proceeds of the guarantee;
  - (b) was engaged or about to engage in a business or a transaction for which the guarantor's remaining unencumbered assets constituted unreasonably small capital to carry on its business;
  - (c) intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature; or
  - (d) was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

In addition, any payment by the guarantor under its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor or the guarantee could be subordinated to other debt of the guarantor.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they become due.

Although the Issuer does not believe that any of the MFC Partnerships are insolvent, the Issuer cannot be sure of the standard that a court would use to determine whether or not the MFC Partnerships were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance by them of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors' other debt. If the guarantees are voided or subordinated to the guarantor's other debt, holders of the Subordinated Notes would be materially adversely effected in the event of a bankruptcy or insolvency of an MFC Partnership.

The Non-Solicitation and Non-Competition Agreements of the Existing Partners May Not be Enforceable

Each Subco, Holding Entity and member of each Holding Entity has entered into a non-solicitation and non-competition agreement in favour of the Issuer and Medical Facilities USA. The non-solicitation and non-competition agreements may not be enforceable under South Dakota law. As a general rule under South Dakota law non-solicitation and non-competition agreements are not enforceable, unless the agreement fits within a statutory exception, which statutory exceptions are narrowly construed. The Issuer can not provide any assurance that these agreements will be enforceable and if they are not enforceable, the Existing Partners could own and operate alternative surgical facilities in the markets where the MFC Hospitals are located which may materially adversely affect the operations and business of the MFC Partnerships.

Holders of IPSs and Common Shares May Face Limited Liquidity

The IPSs and the Common Shares have a limited public market history. A market in the United States or in Canada for IPSs or securities similar to IPSs has only been active for a limited period of time. No assurance can be made that an active trading market for the IPSs will be sustained in the future, and the Issuer currently does not expect that an active trading market for the Common Shares will develop until the Subordinated Notes mature. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated and an investor will then hold the Common Shares. The Subordinated Notes are not listed on any stock exchange.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

The market price for the IPSs may be subject to general volatility. Factors such as variations in the Issuer's financial results, announcements by the Issuer, the MFC Partnerships or others, developments affecting the business and customers, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

MARKET FOR SECURITIES

The IPSs are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**").

The monthly average volume of trading and price ranges of the IPSs on the TSX over fiscal 2005 are set forth in the following table:

Period	High	Low	Volume
	$	$	
2005			
January	13.50	12.10	834,805
February	13.75	13.00	1,459,782
March	13.80	12.90	1,124,671
April	13.75	12.52	577,073
May	14.10	12.91	454,464
June	14.05	12.32	888,982
July	13.10	12.60	810,638
August	12.96	11.50	735,920
September	12.50	11.15	2,155,437
October	12.45	9.51	925,137
November	12.05	9.80	1,131,330
December	12.13	11.20	832,687

PROMOTERS

The MFC Partnerships are considered to be promoters of the Issuer by reason of their initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Issuer, except as may be described elsewhere in this annual information form, no director, manager or executive officer of the Issuer or any of its subsidiaries, no person or company that is the director or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Issuer and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any material transaction that has materially affected or will materially affect the Issuer since the Closing of the IPO on March 29, 2004.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, to which the Issuer, Medical Facilities USA or the MFC Partnerships are a party as at December 31, 2005 are the following:

In respect of the IPO:

- Investment Agreement ;
- Subordinated Note Indenture;
- Subordinated Note Guarantees and Subco Guarantees;

- Underwriting Agreement;
- Original Exchange Agreement;
- Non-solicitation and Non-competition Agreements;
- Operating Agreements in respect of Medical Facilities USA and for each Original Holding Entity;
- Partnership Agreements for each MFC Original Partnership;
- Subco Notes;
- Intercreditor Agreement; and
- the Credit Facilities.

In respect of the Subsequent Offering:

- OSH Subordinated Note Guarantee and OSH Subco Guarantee;
- First Supplemental Note Indenture;
- Subsequent Offering Underwriting Agreement;
- OSH Exchange Agreement;
- Non-solicitation and Non-competition Agreements;
- Operating Agreements in respect of OSH and its Subco and Holding Entity;
- OSH Subco Note;
- OSH Intercreditor Agreement; and
- OSH Credit Facility.

Each of these material contracts is specifically incorporated by reference herein and is available for review on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

In the ordinary course of business, the Issuer, Medical Facilities USA and each MFC Partnership may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. None of the Issuer, Medical Facilities USA, or the MFC Partnerships is involved in any legal proceedings which have a material effect on the Issuer. To the knowledge of Management, no legal proceedings of a material nature involving the Issuer, Medical Facilities USA or the MFC Partnerships have been pending or threatened by any individuals, entities or governmental authorities.

INTERESTS OF EXPERTS

KPMG LLP, the Issuer's auditor, has been named as having prepared a certified statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Issuer during, or relating to the Issuer's financial year ended December

31, 2005. To the knowledge of the Issuer, KPMG LLP holds no registered or beneficial interest, directly or indirectly, in any securities or other property of the Issuer or any of its affiliates.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness and the principal holders of the Issuer's securities, is contained in the Issuer's Management Information Circular dated March 24, 2006 relating to the annual meeting of shareholders of the Issuer to be held on May 12, 2006. Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Copies of such documents and any additional information relating to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, a copies may be obtained from our Chief Financial Officer upon written request.

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

I. PURPOSE

1.1 The Audit Committee of Medical Facilities Corporation (the "Corporation") is appointed by the board of directors of the Corporation (the "Board") to assist the Board in its oversight of the Corporation's financial reporting process, including:

(a) The quality, objectivity and integrity of the financial reporting by the Corporation.

(b) The compliance by the Corporation with legal and regulatory requirements in respect of public financial disclosures.

(c) The qualifications, independence and performance of the Corporation's independent auditors.

(d) The integrity of the Corporation's financial reporting control processes and the performance of the Corporation's Chief Financial Officer on financial reporting matters.

(e) The review and approval of management's identification of principal financial risks and monitoring the processes which manage such risks.

1.2 The Audit Committee is to provide an avenue for free and open communication between the independent auditor, financial management, other employees and the Board concerning accounting and auditing matters.

The Audit Committee is directly responsible for the oversight of the relationship with the independent auditor, for recommending to the Board the nomination and compensation of the independent auditor and for the oversight of the performance and results of audit and audit related engagements.

1.3 The Audit Committee is not responsible for:

(a) Planning or conducting audits.

(b) Certifying or determining the completeness, fairness or accuracy of the Corporation's financial reporting or that the financial statements are in accordance with generally accepted accounting principles ("GAAP"). The fundamental responsibility for the Corporation's financial statements and financial disclosure rests with management.

(c) Guaranteeing the report of the Corporation's independent auditor.

(d) Conducting investigations, adjudicating disagreements (if any) between management and the independent auditor or ensuring compliance with applicable legal and regulatory requirements.

II. REPORTS

2.1 The Audit Committee shall report to the Board on a regular basis and, in any event, before the public disclosure by the Corporation of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Corporation's financial statements, its compliance with legal or regulatory requirements, and the performance and independence of the Corporation's independent auditor.

2.2 The Audit Committee shall also approve, as required by applicable law, any audit committee report required for inclusion in the Corporation's publicly filed documents, including this mandate.

III. COMPOSITION

3.1 The members of the Audit Committee shall be three or more Board members who are appointed and may be removed by the Board on the recommendation of the Corporation's Compensation, Nominating and Corporate Governance Committee. The Chair of the Audit Committee shall be designated by the Board. Each member of the Audit Committee shall meet the independence and experience requirements of any directly relevant regulatory authority or stock exchange on which the Corporation is listed and, without limitation, shall be financially literate (or acquire such literacy within a reasonable period after appointment). A majority of the members of the Audit Committee shall be "resident Canadians", as contemplated by the *Business Corporations Act* (Ontario).

IV. RESPONSIBILITIES

4.1 Independent Auditors

The Audit Committee shall:

(a) Recommend to the Board the appointment of the independent auditor.

(b) Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Board.

(c) Review and approve the independent auditors annual engagement letter, the audit plans, the experience and qualifications of the senior members of the audit team and proposals for related fees.

(d) Review all reports and recommendations from the independent auditor and help to resolve any disagreements between management and the independent auditor regarding financial reporting.

(e) Adopt policies and procedures for the pre-approval by the Audit Committee of the retention of the independent auditor by the Corporation and any of its subsidiaries for all audit and permitted non-audit services (subject to any regulatory restrictions on such services) including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

(f) At least annually, review the qualifications and independence of the independent auditor. In doing so, the Audit Committee should, among other things:

(i) review a report by the independent auditor describing: i) its internal quality-control procedures, ii) any material issues raised by recent firm-wide internal quality-control reviews, peer or professional body reviews of the independent auditor, iii) any material issues raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor, iv) any steps taken to deal with issues identified in ii) and iii) above, and v) all relationships between the independent auditor and the Corporation; and

(ii) review periodic reports from the independent auditor regarding its independence and actively discuss with the auditor whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board take appropriate action to satisfy itself of the independence of the independent auditor.

4.2 Financial Statements and Related Financial Disclosures

The Audit Committee shall, as it determines to be appropriate:

(a) Review with management and, where appropriate, with the independent auditor:

(i) the Corporation's annual audited financial statements and quarterly financial statements and the Corporation's accompanying disclosure of Management's Discussion and Analysis and, in advance of public disclosure, make recommendations to the Board as to their approval and publication;

(ii) press releases which include financial information (such as earnings press releases), as well as financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not always take place in advance of the disclosure of each release or provision of guidance;

(iii) any significant financial reporting issues, estimates and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Corporation's financial reporting;

(iv) all critical accounting policies and practices used, including their application to unusual and material related party transactions;

(v) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(vi) the use of "pro forma" or "adjusted" or other non-GAAP information;

(vii) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Corporation's financial reports;

(viii) any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal financial controls or disclosure controls made to the Audit Committee by the Chief Executive Officer and the Chief Financial Officer during their approval process for forms filed with applicable securities regulators;

(ix) the adequacy of the Corporation's internal accounting controls and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies; and

(x) the Corporation's guidelines and policies with respect to risk assessment, the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b) Review with the independent auditor:

(i) the quality, as well as the acceptability of the accounting principles that have been applied and of significant judgements made in estimating amounts;

(ii) accounting and or auditing issues related to the Corporation which were discussed by the auditors with their national office;

(iii) any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Corporation's response to that letter or communication;

(iv) any changes to the Corporation's significant auditing and accounting principles and practices suggested by the independent auditor or other members of management;

(v) other matters required to be communicated to the Audit Committee under generally accepted auditing standards; and

(vi) the adequacy of procedures for the preparation of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements.

(c) Approve the hiring and/or the termination of the Chief Financial Officer, the chief internal auditor, if one is appointed, the mandates of such officers and generally review the adequacy of the human resources dedicated to financial and accounting functions.

4.3 Compliance Procedures

The Audit Committee shall, as it determines appropriate:

(a) Obtain reports from management and/or the independent auditor that the Corporation and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements including disclosures of insider and affiliated party transactions.

(b) Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Corporation's financial statements or accounting policies.

(c) Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations affecting financial reporting and compliance with internal policies relating to employee conduct, conflicts and integrity.

(d) Review with the Corporation's in-house or outside counsel legal matters that may have a material impact on financial statements, the Corporation's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

(e) Review and approve the Corporation's hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Corporation.

(f) Establish procedures for:

(i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation with concerns regarding any accounting or auditing matters.

(g) Review the expense accounts of senior officers of MFC and MFC (USA) as designated by the Board at least annually and the processes for their approval and reimbursement.

4.4 Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the responsibilities of the Audit Committee and may not be allocated to a different committee.

V. MEETINGS

5.1 The Audit Committee shall meet at least quarterly and more frequently as circumstances require. A quorum will consist of a majority of the members present in person or by telephone and all decisions of the Committee require a majority of those present at a meeting of the Committee at which a quorum is present.

5.2 Minutes shall be maintained for all meetings together with materials relating to those meetings and copies will be provided to the Board

5.3 Periodically, the Audit Committee shall meet separately with management, the independent auditors and any internal auditor. At its own discretion, the Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee.

5.4 Except as otherwise provided above, the Audit Committee may form and delegate authority to individual members and/or subcommittees where the Audit Committee determines it is appropriate to do so. All matters dealt with by delegation shall be promptly reported to the full committee, no later than the subsequent meeting of the full committee.

VI. INDEPENDENT ADVICE

6.1 In discharging its mandate, the Audit Committee shall have the authority to retain and compensate, at the expense of the Corporation, special legal, accounting or other advisors as the Audit Committee, in its sole discretion, determines to be necessary to permit it to carry out its duties.

VII. ANNUAL EVALUATION

7.1 At least annually, the Audit Committee shall, in a manner it determines to be appropriate:

(a) Perform a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this charter.

(b) Review and assess the adequacy of its charter and recommend to the Board any improvements to this charter that the Audit Committee determines to be appropriate.

Medical Facilities Corporation
File Number 82-34942

March 16, 2006	Notice of the meeting and record date
March 16, 2006	Nice of the meeting and record date
March 23, 2006	News release
March 27, 2006	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers
March 27, 2005	News release
March 27, 2006	News releae
March 27, 2006	MD&A
March 27, 2006	Audited annual financial statements
March 30, 2006	Code of conduct
March 30, 2006	Annual information form
March 30, 2006	Form 52-109FT1 - Certification of Annual Filings - CEO
March 30, 2006	Form 52-109FT1 - Certification of Annual Filings - CFO

RECEIVED
2006 APR 10 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 16, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: MEDICAL FACILITIES CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 58457V206/CA58457V2066/INCOME PARTICIPATING SECURITIE
3. CUSIP/Class of Security entitled to vote : 58457V206/CA58457V2066/INCOME PARTICIPATING SECURITIE
4. Record Date for Notice : 11 Apr 2006
5. Record date for Voting : 11 Apr 2006
6. Beneficial Ownership determination date : 11 Apr 2006
7. Meeting Date : 12 May 2006
8. Meeting Location : The Fairmont Royal York Hotel, Toronto ON

Yours Truly

Linda Kelly

Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401

File Number 82-34942

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6
Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

Direct Line: 416.849.6012
bwise@goodmans.ca

March 16, 2006

Our File No.: 06.1530

FILED ON SEDAR
HARD COPY OF FILE

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Financial Services Regulation
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Medical Facilities Corporation (the "Corporation")

On behalf of the Corporation, we advise the following with respect to the Special Meeting of Noteholders for the Corporation:

1.	Name of the Reporting Issuer	:	Medical Facilities Corporation
2.	Date Fixed for the Meeting	:	May 12, 2006
3.	Record Date for Notice	:	April 11, 2006
4.	Record Date for Voting	:	April 11, 2006
5.	Beneficial Ownership Determination Date	:	April 11, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting and to Vote at the Meeting	:	12.5% Subordinated Notes
7.	ISIN/CUSIP	:	CA58457VAA58/58457VAA5

I trust the above is satisfactory. If you have any questions, please do not hesitate to contact me.

Yours very truly,

GOODMANS LLP

Per:

"*Brian Wise*"

Brian Wise

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces March distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, March 23 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on April 17, 2006 to holders of record of Income Participating Securities at the close of business on March 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of March. The ex-dividend date for this distribution will be March 29, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:04e 23-MAR-06

File Number 82-34942

RECEIVED
2006 APR 10 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Medical Facilities Corporation
Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		28,011,535	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$12.51	
Market value of class or series	=	$350,424,303	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$350,424,303
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces 2005 results

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, March 27 /CNW/ - Medical Facilities Corporation (the "Corporation")(TSX:DR.UN) today reported results for the year ended December 31, 2005. All amounts are expressed in U.S. dollars unless indicated otherwise.

- Cash available for distribution on the Corporation's income participating securities ("IPS") exceeded distributions by 10.31%.

- Cash available for distribution totaled Cdn$30.9 million or Cdn$1.227 per income participating security ("IPS"), which exceeded distributions of Cdn$28.0 million (Cdn$1.113 per IPS) by Cdn$2.9 million.

- The Corporation's cash available for distribution has exceeded actual distributions for seven consecutive quarters.

Consolidated net revenues for the Corporation's first full year of operations ended December 31, 2005 totalled $122.0 million and included $24.1 million from Oklahoma Spine Hospital, which was acquired on June 21, 2005. Net revenue from the Corporation's initial three hospitals was up $3.9 million or 4.2% over the year earlier. Operating income before depreciation and amortization, interest expense, loss on foreign currency translation and minority interests was $50.9 million up from $33.1 million in 2004.

Net loss for the year ended December 31, 2005 was $4.4 million or $0.176 per IPS, which included an unrealized foreign currency loss of $4.9 million.

A copy of the complete financial results will be available at www.sedar.com or www.medicalfacilitiescorp.ca.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 14:45e 27-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Medical Facilities Corporation schedules 2005 Fourth Quarter earnings and Year-End conference call March 29, 9:30 am (EST)

TORONTO, March 27 /CNW/ - Medical Facilities Corporation (the "Corporation") (TSX:DR.UN) will hold a conference call for analysts and investors to discuss its 2005 fourth quarter and year-end financial results on March 29, 2006 at 09:30 a.m. (Eastern).

A copy of the complete financial results is available at www.sedar.com. Dr. Donald Schellpfeffer, Chief Executive Officer, and Michael Salter, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-644-3425 or 1-866-250-4892.

A live audio webcast of the conference call will be available at www.newswire.ca.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21183222 followed by the number sign) from 11:30 A.M. Eastern on March 29 to midnight on April 5.

The Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 15:44e 27-MAR-06


mfc
MEDICAL
FACILITIES
CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2005

March 24, 2006

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the period ended December 31, 2005, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview and Recent Developments**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Management's Responsibility for Financial Information and Disclosure Controls**
- **Risk Factors**
- **Outlook**

CORPORATE OVERVIEW AND RECENT DEVELOPMENTS

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities for the scheduled surgical, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

On June 21, 2005 the Corporation completed the acquisition of a 51% interest in the Oklahoma Spine Hospital ("OSH") in Oklahoma City, Oklahoma for cash consideration of US$44,962,000. The Corporation's financial results for the twelve months ended December 31, 2005 include the operating results of OSH for the period from June 21 to December 31, 2005.

Concurrent with the closing of the OSH acquisition the Corporation completed an offering of 5,420,000 Income Participating Securities ("IPS") for total gross proceeds of Cdn$71,815,000.

On September 1, 2005, the minority owner of Black Hills Surgery Center, LLP exchanged 1.95% of the ownership units in the center for Income Participating Securities ("IPS") of the Corporation. Under this transaction, the Corporation issued 418,323 IPS units, which were valued at Cdn$4,915,295.

As of December 31, 2005 and March 24, 2006, 28,011,535 IPS of the Corporation were issued and outstanding. Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "subordinated notes").

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated subordinated notes which are a component of its IPS,

3) Difference between minority interest in the earnings of the Centers' and their interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended December 31, 2005 ($'000s) (unaudited)	Twelve Months Ended December 31, 2005 ($'000s) (unaudited)
NET INCOME (LOSS) FOR THE PERIOD		**303**	**(4,442)**
Add:			
Minority interest in income of centers		6,734	23,301
Depreciation and amortization		3,525	11,380
Unrealized loss (gain) on foreign currency		(131)	4,922
Interest expense (net of interest income)		4,307	15,702
		14,738	**50,863**
Less:			
Minority interest in cash flow of centers		(6,727)	(23,848)
Net interest expense (other than on subordinated notes)		(239)	(1,182)
Repayment of debt (non revolving)		(227)	(615)
Maintenance capital expenditures		(728)	(1,829)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**6,817**	**23,389**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,902**	**30,921**
TOTAL DISTRIBUTIONS			
Interest on subordinated notes	CDN	5,168	18,800
Dividends on common shares	CDN	2,538	9,232
	CDN	7,706	28,032
CASH AVAILABLE FOR DISTRIBUTIONS (PER IPS UNIT [2])	**CDN**	**$ 0.318**	**$ 1.227**
TOTAL DISTRIBUTIONS (PER IPS UNIT[2])	**CDN**	**$ 0.275**	**$ 1.113**

Note 1: Represents average the exchange rate of US$1.00 equals Cdn$1.3059 for the three months ended December 31, 2005 and Cdn$1.3220 for the twelve months ended December 31, 2005.

Note 2: Calculated based on the weighted average number of IPS outstanding for the respective periods.

In the three-month period ended December 31, 2005 the Corporation generated cash available for distribution of Cdn$8.9 million, which exceeded distributions declared in respect of this period by Cdn$1.2 million. On a per IPS basis, cash available for distribution was Cdn$0.318, or 15.64% higher than distributions declared of Cdn$0.275.

For the twelve-month period ended December 31, 2005 the Corporation generated cash available for distributions of Cdn$30.9 million, which exceeded distributions declared in respect of this period by Cdn$2.9 million. On a per IPS basis, cash available for distribution was Cdn$1.227, or 10.24% higher than distributions declared of Cdn$1.113.

Cash available for distribution includes the results of operations of OSH from June 21, 2005, whereas distributions on IPS units for the months of June to September 2005 include the distributions on the IPS units issued in connection with the acquisition of OSH, as if such IPS units had been issued on June 1, 2005.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	1st Q 2004 ($'000s) (unaudited) (Note 1)	2nd Q 2004 ($'000s) (unaudited)	3rd Q 2004 ($'000s) (unaudited)	4th Q 2004 ($'000s) (unaudited)	Period from Mar 29 to Dec 31, 2004 ($'000s)
NET PATIENT SERVICE REVENUES	967	22,710	22,965	25,349	71,991
EXPENSES	517	12,307	12,560	13,540	38,924
DEPRECIATION AND AMORTIZATION	28	930	4,088	2,578	7,624
INTEREST EXPENSE, NET	111	3,386	3,396	3,412	10,305
MINORITY INTEREST	205	4,710	4,584	5,442	14,941
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY LOSS	106	1,395	(1,652)	382	231
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY	-	(417)	(4,952)	(5,803)	(11,172)
NET PROFIT (LOSS) FOR THE PERIOD	**106**	**978**	**(6,604)**	**(5,421)**	**(10,941)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.005**	**$ 0.044**	**$ (0.298)**	**$ (0.244)**	**$ (0.493)**

Note 1: The 1st Quarter is for the period from March 29, 2004 to March 31, 2004.

	1st Q 2005 ($'000s) (unaudited)	2nd Q 2005 ($'000s) (unaudited)	3rd Q 2005 ($'000s) (unaudited)	4th Q 2005 ($'000s) (unaudited)	Twelve Months Ended Dec 31, 2005 ($'000s)
NET PATIENT SERVICE REVENUES	25,426	25,082	34,403	37,052	121,963
EXPENSES	14,005	14,004	20,774	22,316	71,099
DEPRECIATION AND AMORTIZATION	2,458	2,476	2,921	3,525	11,380
INTEREST EXPENSE, NET	3,316	3,662	4,418	4,307	15,702
MINORITY INTEREST	5,243	5,049	6,275	6,734	23,301
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY GAIN (LOSS)	404	(109)	15	172	480
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY	683	942	(6,679)	131	(4,922)
NET PROFIT (LOSS) FOR THE PERIOD	**1,087**	**833**	**(6,664)**	**303**	**(4,442)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.049**	**$ 0.050**	**$ (0.240)**	**$ 0.011**	**$ (0.176)**

Note 1: The 2nd, 3rd and 4th Quarters include results of OSH from June 21, 2005.

Three Months ended December 31, 2005 compared to the Three Months Ended December 31, 2004

Consolidated net patient service revenues ("net revenues") for the three months ended December 31, 2005 totaled $37.1 million, up 46.6% or $11.7 million over the same period in 2004. This increase is primarily due to the inclusion of $11.4 million in net revenue from OSH. Net revenues for the original Centers increased by $0.3 million or 1.2% compared to the same period in 2004, reflecting general price increases and a favorable mix of higher revenue generating cases. On the other hand consolidated net revenues were negatively impacted by a decrease in the number of surgical cases performed at all Centers and a decrease in reimbursement rates due to a change in the contracts with one of the major payors in South Dakota.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 65.2% or $8.8 million over 2004 to $22.3 million in 2005, of which $7.6 million is attributable to the operations of OSH. Expenses for the original three Centers for the three months ended December 31, 2005 increased by $1.3 million or 9.6% compared to the same period in 2004. The increase in operating expenses is largely due to increases in wages and salaries, higher health insurance premiums and a more complex case mix resulting in higher costs of drugs and supplies.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in the net interest expense for the three months ended December 31, 2005 compared to the same period in 2004 is mainly attributable to the additional IPS units issued in 2005.

The Corporation maintains the majority of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in U.S. dollars and include cash balances in Canadian dollars and subordinated notes payable translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the relationship between the Canadian and U.S. dollars during the respective periods.

Twelve Months ended December 31, 2005 compared to the period from March 29, 2004 to December 31, 2004

Consolidated net revenues for the twelve months ended December 31, 2005 totaled $122.0 million, up 69.4% or $50.0 million over 2004. Inclusion of results from OSH since the date of acquisition on June 21, 2005 accounted for $24.1 million of the increase in net revenues, while $21.9 million is attributable to inclusion of the original three Centers for twelve months in 2005 compared to the period from March 29 to December 31 in 2004. Net revenue for the original three Centers increased by $3.9 million, or 4.2%, over 2004. Primary reasons for the increase in revenues were price increases and surgeries producing higher per case revenues. Growth in the consolidated net revenues in 2005 was negatively impacted by a decrease in the number of surgical cases performed at all Centers and a decrease in reimbursement rates due to a change in the contracts with one of the major payors in South Dakota.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 82.8% or $32.2 million over 2004 to $71.1 million in 2005. Inclusion of the results from OSH since the date of acquisition on June 21, 2005 accounts for $15.7 million of the total increase in expenses, while $11.8 million is attributable to inclusion of the original three Centers for twelve months in 2005 compared to the period from March 29 to December 31 in 2004. Expenses for the original Centers increased by $3.5 million or 6.9% over 2004 reflecting increases in wages and salaries, higher health insurance premiums and a more complex case mix resulting in higher costs of drugs and supplies.

Net interest expense for 2005 included interest on the subordinated notes and credit facilities of the Centers for 12 months and interest on the additional IPS units issued in 2005, while net interest expense for 2004 only included interest on the subordinated notes and credit facilities of the Centers for the period from March 29, 2004 to December 31, 2004.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

As the Corporation commenced its operations on March 29, 2004 and made a further acquisition of a Center on June 21, 2005, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the operating results for the twelve months ended December 31, 2005 with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months and twelve months ended December 31, 2005 compared to the three months and twelve months ended December 31, 2004. Accordingly, this information includes operations of the Centers for periods prior to the purchase by the Corporation of its respective controlling interests. It is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results.

Three Months ended December 31, 2005 compared to the Three Months Ended December 31, 2004

	Three Months Ended December 31, 2005 (unaudited)		Three Months Ended December 31, 2004[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,523		11,581		(0.5%)
Sioux Falls Surgical Center, LLP	11,477		10,931		5.0%
Dakota Plains Surgical Center, LLP	2,628		2,823		(7.0%)
Oklahoma Spine Hospital, LLC	11,424		12,454		(8.3%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,993	26.0%	2,862	24.7%	4.6%
Sioux Falls Surgical Center, LLP	2,351	20.5%	2,197	20.1%	7.0%
Dakota Plains Surgical Center, LLP	635	24.2%	633	22.4%	0.3%
Oklahoma Spine Hospital, LLC	2,100	18.4%	2,080	16.7%	1.0%
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,919	16.7%	1,522	13.1%	26.1%
Sioux Falls Surgical Center, LLP	2,303	20.1%	1,827	16.7%	26.1%
Dakota Plains Surgical Center, LLP	728	27.7%	640	22.7%	13.8%
Oklahoma Spine Hospital, LLC	3,194	28.0%	3,878	31.1%	(17.6%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,661	14.4%	1,346	11.6%	23.4%
Sioux Falls Surgical Center, LLP	1,165	10.2%	1,294	11.8%	(10.0%)
Dakota Plains Surgical Center, LLP	385	14.7%	445	15.8%	(13.5%)
Oklahoma Spine Hospital, LLC	2,326	20.4%	1,855	14.9%	25.4%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	4,950	43.0%	5,851	50.5%	(15.4%)
Sioux Falls Surgical Center, LLP	5,658	49.3%	5,613	51.4%	0.8%
Dakota Plains Surgical Center, LLP	880	33.5%	1,105	39.1%	(20.4%)
Oklahoma Spine Hospital, LLC	3,804	33.3%	4,641	37.3%	(18.0%)

Note 1: Amounts for the three months ended December 31, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP. (52.95% ownership interest)

Net revenues for the three months ended December 31, 2005 decreased by 0.5% over the corresponding period in 2004 primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in 2005 and a 2.8% decrease in the number of cases performed, partially offset by a more favorable case mix. Salaries and benefits increased by 4.6% primarily due to annual wage and salaries adjustments. The cost of drugs and supplies as a percentage of net revenues increased to 16.7 % from 13.1 % a year earlier primarily due to changes in the types of surgeries performed, reduction in net revenues and a one time inventory adjustment in December 2004. General, administrative and other expenses increased year over year due to the inclusion of sub-contracting costs related to the reading of MRI and Cat Scans, which commenced early in 2005.

Sioux Falls Surgical Center, LLP. (51.00% ownership interest)

Net revenues for the 4th quarter 2005 were up 5.0% over the same period in 2004, primarily due to fee increases, a favorable shift in the proportion of complex, higher revenue generating cases and an adjustment to the estimated Medicare revenues. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota and a decrease in the number of the cases performed in the 4th quarter 2005 compared to the 4th quarter 2004. Salaries and benefits increased by 7.0% mainly due to increases in health insurance costs. The cost of drugs and supplies as a percentage of net revenues increased to 20.1% from 16.7% in 2004 reflecting the shift to more complex surgical cases and increased use of implants. General, administrative and other expenses decreased by 10.0% for the quarter, primarily as a result of lower bad debt expense.

Dakota Plains Surgical Center, L.L.P. (51.00% ownership interest)

Net revenues declined by 7.0% primarily due to the departure of two surgeons from the medical staff and an unfavorable mix of payors in the 4th quarter of 2005, which was partially offset by an adjustment to the estimated Medicare revenues. Salaries and benefits were largely in line with the same period for 2004. The cost of drugs and supplies increased to 27.7% of net revenues compared to 22.7% in 2004, reflecting an increase in the number of cases requiring implants and a significant, year over year, increase in lower revenue generating Medicare volumes.

Oklahoma Spine Hospital, L.L.C. (51.00% ownership interest)

Net revenues for the three months ended December 31, 2005 as compared to 2004 were negatively impacted by increased volumes of procedures related to pain management that have lower recovery rates and an increase in the percentage of Medicare revenue. The cost of drugs and supplies as a percentage of net revenues decreased to 28.0% compared to 31.1% in 2004, reflecting a decrease in usage of supplies due to case mix. General and administrative expenses increased primarily due to additional space leased in 2005, increases in collection expense and repairs and maintenance in 2005.

Twelve Months ended December 31, 2005 compared to the Twelve Months Ended December 31, 2004

	Twelve Months Ended December 31, 2005[1] (unaudited)		Twelve Months Ended December 31, 2004[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	47,174		45,189		4.4%
Sioux Falls Surgical Center, LLP	41,218		39,003		5.7%
Dakota Plains Surgical Center, LLP	9,488		9,747		(2.7%)
Oklahoma Spine Hospital, LLC	45,879		42,438		8.1%
Salaries and benefits:					
Black Hills Surgery Center, LLP	11,687	24.8%	11,252	24.9%	3.9%
Sioux Falls Surgical Center, LLP	8,950	21.7%	8,525	21.9%	5.0%
Dakota Plains Surgical Center, LLP	2,743	28.9%	2,410	24.7%	13.8%
Oklahoma Spine Hospital, LLC	8,375	18.3%	7,508	17.7%	11.6%
Drugs and supplies:					
Black Hills Surgery Center, LLP	7,731	16.4%	6,811	15.1%	13.5%
Sioux Falls Surgical Center, LLP	7,437	18.0%	6,464	16.6%	15.1%
Dakota Plains Surgical Center, LLP	2,424	25.5%	1,970	20.2%	23.1%
Oklahoma Spine Hospital, LLC	13,290	29.0%	13,973	32.9%	(4.9%)
General, administrative and other:					
Black Hills Surgery Center, LLP	5,931	12.6%	5,582	12.4%	6.3%
Sioux Falls Surgical Center, LLP	4,621	11.2%	4,696	12.0%	(1.6%)
Dakota Plains Surgical Center, LLP	1,460	15.4%	1,604	16.5%	(9.0%)
Oklahoma Spine Hospital, LLC	9,712	21.2%	7,376	17.4%	31.7%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	21,825	46.3%	21,544	47.7%	1.3%
Sioux Falls Surgical Center, LLP	20,210	49.0%	19,318	49.5%	4.6%
Dakota Plains Surgical Center, LLP	2,861	30.2%	3,763	38.6%	(24.0%)
Oklahoma Spine Hospital, LLC	14,502	31.6%	13,581	32.0%	6.8%

Note 1: Amounts for the twelve months ended December 31, 2005 and December 31, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership in the center on June 21, 2005. Amounts for the twelve months ended December 31, 2004 include the historical results of the Black Hills Surgery Center, Sioux Falls Surgical Centers and Dakota Plains Surgical Center prior to their acquisition on March 29, 2004. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP. (52.95% ownership interest)

Net revenues for the twelve months ended December 31, 2005 increased by 4.4% over the corresponding period in 2004 to $47.2 million, primarily due to a favorable case mix of the types of surgeries that generate higher per case revenue. Salaries and benefits increased by 3.9% year over year reflecting annual wages and salaries increases. The cost of drugs and supplies as a percentage of net revenue for the twelve months ended December 31, 2005 increased to 16.4% from 15.1% a year earlier, primarily due to changes in the mix of surgeries performed. General, administrative and other expenses increased due to the inclusion of sub-contracting costs related to the reading of MRI and Cat Scans, which commenced early in 2005.

Sioux Falls Surgical Center, LLP. (51.00% ownership interest)

Net revenues for the twelve months ended December 31, 2005 were $41.2 million, or $2.2 million higher than revenues of $39.0 million for the same period of 2004, primarily due to fee increases and an increase in the types of surgeries that generate higher per case revenue. However, the growth in net revenues was moderated by a decrease in reimbursement rates of one of the major payors in South Dakota and a 3.7% decrease in the number of the cases performed in 2005 compared to 2004. Salaries and benefits costs increased by 5.0% over 2004, reflecting salary increases and higher medical benefits costs. The cost of drugs and supplies as a percentage of net revenues increased to 18.0% compared to 16.6% in 2004, reflecting higher use of implants, supplier price increases and the mix of surgeries performed. General, administrative and other expenses reflect decreases in 2005 in bad debt expense, office supplies, repairs and maintenance as well as legal costs.

Dakota Plains Surgical Center, L.L.P. (51.00% ownership interest)

Net revenues for the twelve months ended December 31, 2005 decreased by 2.7% from 2004 to $9.5 million, as a result of a significantly higher proportion of Medicare cases, the departure of two surgeons and a shift in the case mix. Salaries and benefits increased by 13.8% to $2.7 million, primarily due to higher benefit cost in the current year and a minimum fee guarantee for a hospital internist. The cost of drugs and supplies as a percentage of net revenues increased to 25.5% up from 20.2% in 2004, due to the shifts in payor and case mixes.

Oklahoma Spine Hospital, L.L.C. (51.00% ownership interest)

Net revenues increased by 8.1% due to an increase in the types of surgeries that generate higher per case revenue and an increase in the volume of pain management procedures. The increase in salaries and benefits is attributable to an introduction of new and more complex neurosurgery cases that require more patient care. Salaries and benefits were also impacted by higher employee health insurance costs and bonuses paid in 2005 prior to the acquisition. The cost of drugs and supplies as a percentage of revenues declined to 29.0% from 32.9% a year earlier primarily as a result of a significant increase in pain management procedures that have lower costs. General and administrative expenses in 2005 include approximately $0.4 million of pre-acquisition legal and accounting fees related to the acquisition of the center by MFC. Also, collection expense increased by $0.4 million due to an increase in cash collections of $5.2 million over prior year. Bad debt expense increased over the prior year by $0.8 million, primarily as a result of increased revenues.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations and (iv) reasonable reserves for working capital, collateral for hedge contracts and capital expenditures. There are no current plans for major non-maintenance capital expenditures in 2006.

As at December 31, 2005, the Corporation had net working capital of $34.3 million, including cash balances of $12.4 million and accounts receivables of $25.6 million. Accounts payable and accrued liabilities totaled $9.5 million. Total assets at December 31, 2005 were $261.3 million and total long-term liabilities were $165.9 million. Cash distributions declared in the period from January 1, 2005 to December 31, 2005 totaled Cdn$1.10 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $36.8 million, of which $24.9 million was utilized as at December 31, 2005. The balances available under the credit facilities, combined with cash on hand as at December 31, 2005, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	14,562	-	13,562	1,000	
Notes Payable	9,798	849	2,105	6,844	
Capital Lease Obligation	569	253	316	-	
Operating Leases	15,634	2,112	3,660	3,587	6,275
IPS Subordinated Notes Payable	142,106				142,106
Total Contractual Obligations	**$182,669**	**$3,214**	**$19,643**	**$11,431**	**$148,381**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

All of the Corporation's operations and earnings are in U.S. dollars while distributions to holders of its IPS are made in Canadian dollars.

With respect to the payment of distributions and the conversion from U.S. to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at December 31, 2005, the Corporation had a series of monthly forward foreign exchange contracts outstanding as follows:

Contract Dates	Number of Contracts	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jan 2006 – Dec 2006	34	25.5	33.5	1.3136
Jan 2007 – Dec 2007	24	24.0	30.6	1.2744
Jan 2008 – Dec 2008	20	25.7	30.4	1.1850
		75.2	94.5	

Under the terms of the hedging contracts, the Corporation is required to deliver between $2.0 and $2.3 million U.S. dollars monthly through December 2008 ($75.2 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates (Cdn$95.4 million in aggregate). The Corporation has provided collateral in the amount of $4.5 million U.S. dollars to secure performance under these contracts.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $6.9 million as of December 31, 2005. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to interest payments on the subordinated notes. However, it is the Corporation's intention to maintain these contracts in place until their scheduled maturity dates.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 11 of the Corporation's consolidated financial statements for the year ended December 31, 2005 contains details of transactions with related parties for the current and prior years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION AND DISCLOSURE CONTROLS

In accordance with the requirements of the Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators, management of the Corporation has identified, formalized and implemented disclosure controls and procedures that provide reasonable assurance that the Corporation produces public disclosures that are accurate, complete, timely and present fairly the Corporation's financial condition to the public. They are intended to ensure that MFC maintains adequate procedures for gathering, analyzing and disclosing all information that is required to be disclosed in the information (both written and oral) disseminated by the Corporation.

Management performed, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, an evaluation of the effectiveness of these controls and procedures as defined under MI 52-109 as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, which is reflected in their respective annual certificates.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be effected in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and the Centers that are located in South Dakota are formed under the laws of South Dakota and the Center located is Oklahoma is formed under the laws of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless there will continue to be industry wide pressures on reimbursement programs to limit the growth of healthcare costs.

Excluding the acquisition of OSH, the growth in the Centers' net revenues and operating income in 2005 experienced a slowdown over historical patterns, as a result of various factors including payor policies, physician complement and user demand. In 2005, the Corporation generated cash available for distribution of Cdn$1.227 per IPS unit and distributed Cdn$1.113 per IPS unit for a payout ratio of 90.7%. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will pursue strategic acquisition opportunities, which are accretive to unitholders and provide potential synergies with the existing Centers.

RECEIVED
2006 APR 10 P 1:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


mfc

MEDICAL
FACILITIES
CORPORATION

Form 52-109FT2
Certification of Annual Filings during Transition Period

I, **Donald Schelpfeffer,** Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2005**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Donald Schelpfeffer"

Donald Schelpfeffer
Chief Executive Officer

RECEIVED
2006 APR 10 P 1:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


mfc
MEDICAL
FACILITIES
CORPORATION

Form 52-109FT2
Certification of Annual Filings during Transition Period

I, **Michael Salter,** Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2005**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Michael Salter"

Michael Salter
Chief Financial Officer